Form 20-F/A
period 2011-03-31
UNIVISION ENGINEERING LTD
filed 2012-06-28
CIK 1501179

UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO FORM 20-F
(Mark One)

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51116

UNIVISION ENGINEERING LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Hong Kong, China
(Jurisdiction of incorporation or organization)
8/F Lever Tech Centre
69-71 King Yip Street, Kwun Tong
Kowloon, Hong Kong
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange and on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary shares, par value HK$0.0625 (US$0.008) per share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 383,677,323 ordinary shares, par value HK$0.0625 (US$0.008) per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer [X]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

INTRODUCTION
Except where the context otherwise requires and for purposes of this registration statement on Form 20-F only:

•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•
“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this registration statement on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“£” and “British Pounds” refer to the legal currency of the United Kingdom;

•	“NT$” and “New Taiwan dollars” refer to legal currency of Taiwan;

•	“ordinary shares” refers to our ordinary shares, par value HK$0.0625 (US$0.008) per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“telecom operators” refer to China Mobile, China Unicom and China Telecom, the three principal telecommunication network operators in China, and

•	“we,” “us,” “our company” and “our” refer to UniVision Engineering Limited and its subsidiaries, affiliates and predecessor entities.

This Amendment No. 1 to the registration statement on Form 20-F includes our audited consolidated financial statements as of March 31, 2011, 2010 and 2009 and for the years ended March 31, 2011, 2010 and 2009.

BUSINESS OF UNIVISION ENGINEERING LIMITED

UniVision Engineering Limited (the “Company” or “UniVision”) is incorporated in Hong Kong as a limited liability company. The address of its registered office is 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

The Company has its primary public listing on the Alternative Investment Market of the London Stock Exchange (“AIM”).

The Company is engaged in the supply, design, installation and maintenance of closed circuit television (“CCTV”) and surveillance systems, the sale of security system related products and provision for electronic and mechanical services.  The principal activities of the subsidiaries are set out in note 18 to the financial statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

1.A.1. Directors
The following lists the members of the Company’s board of directors. The business address of all directors is c/o UniVision Engineering Limited, 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

Stephen Sin Mo KOO, Executive Chairman (1) (2)
Chun Hung WONG, Chief Executive Officer (3)
Chun Pan WONG, Technical Director (4)
Danny Kwok Fai YIP, Finance Director (5)
Nicholas LYTH, Non-executive Director (1) (6)

(1)	Member of audit committee
(2)	Mr. Koo joined UniVision in 1998 and was appointed as a Director on March 3, 2003.
(3)
Mr. Wong joined UniVision in 1998 and was appointed as CEO on January 1, 2008.  Before the appointment, he was the Director of Operations who was responsible for the management of the Project and Maintenance Divisions. Mr. Wong is responsible for formulating and overseeing the implementation of UniVision’s business development strategies and for management of the Company’s operations.

(4)
Mr. Wong joined UniVision in 1991 and was appointed as a Director on March 25, 1992. He is responsible for the development of UniVision’s state of the art CCTV control and monitoring systems and smart card access systems.

(5)	Mr. Yip was appointed as Finance Director on September 18, 2007. He was the Financial Controller for the Group before the appointment. He also acts as Company Secretary for the Corporation.
(6)	Mr. Lyth was appointed as a Non-executive Director on October 17, 2011. He is a qualified chartered management accountant and is responsible for liaison with investors.

1.A.2. Senior Management
The following lists the names of the Senior Management of the Company. The business address of all the persons listed as Senior Management is Univision Engineering Limited, 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

Mike Chiu Wah CHAN, Director of Operations (1)
Peter Yip Tak CHAN, Director of Sales and Marketing (2)

(1)
Mr. Chan joined UniVision as Assistant Engineer in December 1996, and was promoted to a number of increasingly senior positions in maintenance and project department, prior to being appointed to his present position on January 2, 2008. He is now responsible for the management of UniVision’s Project and Maintenance Division.

(2)	Mr. Chan joined UniVision in 1995. He is responsible for UniVision’s Sales and Marketing Division.

1.B. Advisors

The Company’s U.S. legal counsel is:
Ellenoff Grossman & Schole LLP
150 East 42nd St., New York, NY 10017

The Company’s bank is:
Bank of China (Hong Kong) Limited
47 Ma Tau Wai Road
Kowloon, Hong Kong

1.C. Auditors
The Company’s auditor is:

for fiscal year 2011, 2010 and 2009:

HKCMCPA Company Limited, Certified Public Accountants.
(Formerly known as ZYCPA Company Limited)
9/F Chinachem Hollywood Centre,
1-13 Hollywood Road,
Central, Hong Kong.

Item 2. Offer Statistics and Expected Timetable
Not Applicable.

Item 3. Key Information

3.A.1. Selected Financial Data
The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this registration statement on Form 20-F. The following data as of March 31, 2011, 2010 and 2009and for the years ended March 31, 2011, 2010, and 2009 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included herein. Our audited financial statements for the foregoing periods were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Consolidated Income Statement	For the years ended March 31,
	2011	2010	2009	2008
	£	£	£	£
Revenue and sales
Revenue from construction contracts	5,484,791	4,188,245	6,417,135	11,208,860
Revenue from maintenance contracts	2,464,360	2,027,207	2,073,129	997,459
Product sales	627,212	258,291	382,837	1,611,025
Solution sales	-	-	351,259	706,185
Management fee	-	-	4,163	-
	8,576,363	6,473,743	9,228,523	14,523,529
Costs applicable to revenue and sales
Cost of construction contracts	(3,124,069)	(2,971,833)	(4,447,951)	(7,963,614)
Cost of maintenance contracts	(1,618,451)	(1,232,172)	(1,302,084)	(739,545)
Cost of products sold	(467,209)	(135,980)	(393,005)	(1,280,755)
Cost of solution sales	-	-	-	(176,927)
	(5,209,729)	(4,339,985)	(6,143,040)	(10,160,841)
Gross profit	3,366,634	2,133,758	3,085,483	4,362,688
Other income:
Exchange gain	40,594	17,771	31,152	270,746
Gain on disposal of plant and equipment	-	-	-	681
Written back on trade payables	-	-	85,660	12,234
Written back on other payables	7,489	3,275	-	18,614
Realized gain on investment securities	-	-	1,105	-
Interest income	846	521	8,521	21,172
Sundry income	4,828	121,793	1,482	359
	53,757	143,360	127,920	323,806
Selling and distribution expenses	(93,651)	(96,001)	(86,875)	(71,826)
Administrative expenses	(2,000,677)	(1,695,991)	(2,081,104)	(1,959,772)
Other operating expenses	-	-	(11,428)	(193,751)
Impairment loss recognized on goodwill	-	(791,945)	(309,325)	-
Impairment loss recognized on trade and other receivables	(881,891)	(1,088,223)	(286,629)	(165,228)
Gain on reconsolidation of a subsidiary	8,426,380	-	-	-
Loss on deconsolidation of a subsidiary	-	(8,324,208)	-	-
Income/(loss) from operations	8,870,552	(9,719,250)	438,042	1,937,982
Finance costs	(619,118)	(611,657)	(735,955)	(239,952)
Income/(loss) before income tax and non-controlling interests	8,251,434	(10,330,907)	(297,913)	1,698,030

Income tax expense	(20,053)	(17,351)	(226,951)	(435,712)
Net income/(loss)	8,231,381	(10,348,258)	(524,864)	1,262,318
Net income/(loss) for the year attributable to:
Equity holders of the Company	8,192,288	(10,340,804)	(554,580)	1,400,331
Non-controlling interests	39,093	(7,454)	29,716	(138,013)
	8,231,381	(10,348,258)	(524,864)	1,262,318
Earnings /(loss) per share :
Basic (in pence)	2.14	(2.7)	(0.14)	0.36
Diluted (in pence)	2.14	(2.7)	(0.14)	0.36
Weighted average shares used to compute earnings per share:
Basic	383,677,323	383,677,323	383,677,323	383,677,323
Diluted	383,677,323	383,677,323	383,677,323	383,677,323

Consolidated balance sheets	As of March 31,
	2011	2010	2009	2008
Assets	£	£	£	£
Non-current assets
Plant and equipment, net	108,864	197,093	285,513	352,175
Goodwill	25,830	25,830	692,830	961,845
Trade and other receivables	1,051,382	-	-	-
	1,186,076	222,923	978,343	1,314,020
Current assets
Inventories	901,257	966,333	1,050,046	973,400
Trade and other receivables, net	14,842,916	4,400,341	18,923,799	11,861,304
Tax recoverable	-	4,384	8,933	-
Cash and cash equivalents	1,023,526	884,174	117,762	440,955
Total current assets	16,767,699	6,255,232	20,100,540	13,275,659

Total assets	17,953,775	6,478,155	21,078,883	14,589,679

Liabilities and Stockholders' (Deficit) Equity

Current liabilities
Bank overdraft	-	-	219,934	2,457
Trade and other payables	5,536,162	3,342,153	5,160,493	2,905,668
Interest-bearing borrowings	4,684,320	5,165,203	5,552,204	3,881,788
Income tax payable	1,174,806	15,116	921,984	495,810
Obligation under finance lease	3,786	4,048	4,293	3,055
Total current liabilities	11,399,074	8,526,520	11,858,908	7,288,778

Non-current liabilities
Obligation under finance lease	947	5,060	9,659	9,929
Total non-current liabilities	947	5,060	9,659	9,929

Total liabilities	11,400,021	8,531,580	11,868,567	7,298,707

Stockholders' (deficit) equity
Common stock	1,697,617	1,697,617	1,697,617	1,697,617
Reserves	4,591,367	(3,974,852)	7,280,362	5,438,603
	6,288,984	(2,277,235)	8,977,979	7,136,220

Non-controlling interests	264,770	223,810	232,337	154,752
Total equity /(capital deficiency)	6,553,754	(2,053,425)	9,210,316	7,290,972

Total liabilities and equity	17,953,775	6,478,155	21,078,883	14,589,679

Selected Annual Information

(In thousands of British pounds, except per share data (presented in pence) and in accordance with International Financial Reporting Standards)

For the years ended March 31,	2011	2010	2009	2008	2007
	£	£	£	£	£
Revenues	8,576	6,474	9,229	14,524	8,936
Income/(loss) from operations	8,871	(9,719)	438	1,938	1,477
Earnings/ (loss) for the year	8,231	(10,348)	(525)	1,262	1,402
Earnings/ (loss) per share	2.14	(2.70)	(0.14)	0.36	0.39

Total assets	17,954	6,478	21,079	14,590	9,023

3.A.2. Exchange Rate Information
We present our historical consolidated financial statements in British Pounds. In addition, certain pricing information and contractual amounts are presented in Renminbi or Hong Kong Dollar with U.S. dollar equivalents included solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at HK$7.8 = US$1.00 and RMB 6.6 = US$1.00, the prevailing rate provided by the official website (http://www.hkab.org.hk) of the Hong Kong Association of Banks (HKAB) on March 31, 2011. These translations are not a presentation that the Hong Kong dollars and Renminbi amounts could actually be converted to U.S. dollars at these rates. For a discussion of the exchange rates used for the presentation of this registration statement.

3.A.3.  Exchange Rates
The following tables set forth the rate of exchange for the British Pounds for the periods listed therein. For purposes of these tables, the rate of exchange means the Foreign Exchange Rate provided by the web-site (http://www.fxtop.com). The table sets forth the number of British Pounds required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period. The closing rate on March 31, 2012, as provided  by the web-site for the purchase of one British Pound with U.S. Dollars was US$1.6045 (US$1.00 = £0.6244).

Table No. 5
British Pounds per U.S. Dollar One ($1.00)

Average for the Period
Years Ended
2011	2010	2009	2008	2007
0.6457	0.6351	0.5802	0.4962	0.5296

The table below sets out the high and low exchange rates for each of the following months:

	May. ‘12	Apr. ‘12	Mar. ‘12	Feb. ‘12	Jan. ‘12	Dec. ‘11
Low	0.6152	0.6152	0.6244	0.6278	0.6338	0.6359
High	0.6449	0.6317	0.6401	0.6382	0.6531	0.6486

3.B. Capitalization and Indebtedness
The following table sets forth the capitalization and indebtedness of the Company as of March 31, 2011, the end of the most recent fiscal period. Since from March 31, 2011, there are no significant changes in the capital structure.

March, 31 2011	£

Short-Term Indebtedness (due to related parties)	3,378,766
Long-Term Indebtedness	nil
Shareholders’ Equity
Common Shares, par value @HK$0.0625	3,669,470
Number of common shares authorized	800,000,000
383,677,323 common shares issued and outstanding	1,697,617
Contributed Surplus	2,192,640
Special Capital Reserves	299,315
Exchange Reserve	1,632,253
Retained Earnings	467,159
Non-controlling Interest	264,770
Total Equity	6,553,754

March 31, 2011
Obligations Under Capital Leases	4,733
Guaranteed Debt	4,420,707
Secured Debt	945,554
Number of Common Shares Issued and Outstanding	383,677,323
Warrants Outstanding	Nil
Stock Options Outstanding	Nil

3.C. Reasons for the Offer and Use of Proceeds
Not Applicable.

3.D. Risk Factors
Risks Related to Our Company

Our future operating results are difficult to predict and our stock price may continue to be volatile.

As a result of a variety of factors discussed in this report, our revenues for a particular quarter are difficult to predict. Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. The primary factors that may affect our results of operations include the following:

•	Chance of bidding for new projects;
•	Low profit margin due to the keen competition in job tendering;
•	Renewal of the existing contracts;
•	Availability of funding – to support the property-linked Electrical and Mechanical (“E&M”) projects in PRC for business growth;
•	Fluctuations in demand for surveillance service and CCTV products;
•	The timing and size of orders from the large customers;
•	Launch of new product or enhancements by our competitors;
•	New product development and enhancements that meet customer requirements in a timely manner;
•	Pricing strategy or the pricing policies of our competitors;
•	Price of components that we purchase, or quality problems associated with these components;
•	Unanticipated changes in regulatory requirements which may require us to redesign portions of our products;
•	Changes in accounting rules, such as income recognition of long term construction contract;
•	Integrating and operating any acquired businesses;
•	How effectiveness in cost reduction plans;
•	How well we execute on our strategy and operating plans;
•	Government policies and regulations; and
•	Macro-economic conditions

Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition that could adversely affect our stock price. In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In addition, if our average market capitalization falls below the carrying value of our assets for an extended period of time, such as in 2008, this may indicate that the fair value of our net assets is below their carrying value, and may result in recording impairment charges.

As a “foreign private issuer”, UniVision is exempt from Section 14 proxy rules and Section 16 of the 1934 Securities Act and May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Because our assets are located outside of the United States and all of our directors, including our Chairman, and our officers reside outside of the United States, it may be difficult for you to enforce your rights based on the United States federal securities laws against us and these persons in the United States or to enforce judgments of United States courts against us or him in China or Hong Kong.

Our Chairman of the Board and principal executive officer, Mr. Chun Hung Wong, resides outside of the United States in Hong Kong.  In addition, all of our directors and officers are located in Hong Kong or mainland China.  Furthermore, our operating subsidiaries are located in Hong Kong, Taiwan and mainland China and all of their assets are located outside of the United States.  None of China, Hong Kong, or Taiwan has a treaty with United States providing for the reciprocal recognition and enforcement of judgments of courts.  It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws against us in the courts of either the United States or the PRC and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in the courts in China, Hong Kong or Taiwan.  Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States federal securities laws or otherwise.

We may incur significant costs to ensure compliance with United States corporate governance and accounting requirements.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we estimate that we will incur costs of about $40,000 per year as a result of being a public reporting company in the United States, including the auditor fees and the premium payment for our management liability insurance

Delay in the completion of the Zhongshan shopping mall or the failure to consummate the transaction with Hua Xin  may materially affect our results of operations.

Our Zhongshan shopping mall project commenced in December 2007. As of June 15, 2011, we believe we fully fulfilled our contractual duties with respect to the shopping mall project. Pursuant to the construction agreement, the Company agreed to design, supply and install a digital solutions CCTV system and to conduct electrical and mechanical work for a shopping mall located in Zhongshan city.

We accrued receivables in the amount of £10,836,487 as of March 31, 2011 for the construction work we have performed. Such receivables are the most significant asset of the Company. Though we have fully performed under the construction agreement, the completion of the shopping mall was delayed due to lack of funding – an additional RMB 40 million is needed for completing the project. The current status of the Zhongshan project is that the superstructure work of level one to level six have been completed. The outstanding parts are certain electrical and mechanical work and interior decoration.  A pre-sales permit has been issued by the local authority that the developer is approved to sell all of the units in the properties.

As agreed with the developer, we agreed to collect payments for the services we rendered pursuant to the construction agreement only after the completion of the project. The delay in the completion of the shopping mall may significantly affect the timing of our original schedule of cash inflow to the Group from the developer of the project and may have an adverse impact on our results of operations and prospects for growth.

As a significant development, the Company entered into a Transfer Agreement (the “Transfer Agreement”) with Huaxin and its affiliate Guangzhou Jun Heng Electrical and Mechanical Equipment Company Limited (“Jun Heng”) on June 22, 2012, pursuant to which the Company agreed to transfer all of its rights and interests in the project to Jun Heng in exchange for RMB 110 million (approximately £11.1 million or US$17.2 million), which will be paid in three installments as follows:

i.
The security deposit of $790,000 (approximately £0.51 million) paid by Jun Heng on December 22, 2011 in connection with a letter of intent between the company and Hua Xin will be accounted as the first payment made by Jun Heng under the Transfer Agreement, and

ii.
Jun Heng agreed to, within three months from the date of the Transfer Agreement, repay to Mayne Management Limited (“Mayne”) the outstanding loan owed by the Company to Mayne in the amount of HKD $31 million (approximately £2.56 million or US $3.97 million), and

iii.	The balance of RMB 79.5 million will be paid to the Company in cash or other methods to be mutually agreed by the parties to the Transfer Agreement by December 22, 2012.

Pursuant to the Transfer Agreement, Jun Heng also agreed to assume all of the contractual obligations and liabilities of the Company arising from those certain supplemental agreements on the Sales and Purchase Contract regarding the Zhongshan shopping mall project dated December 10, 2009, pursuant to which the Company’s wholly-owned subsidiary, Leader Smart Engineering (Shanghai) Limited (“LSSH”) provided a guarantee in respect of secured short-term financing arrangement with a maximum amount of up to approximately £4.4 million.

The sale of interest in the project would have positive impact on the Company for releasing the Company from significant liabilities and financial costs. Pursuant to the Transfer Agreement, the payment shall be made in installments by December 22, 2012, if the transaction is not consummated, we will continue to hold the contractual interests in the shopping mall and receive payments for the services we rendered pursuant to the construction agreement. The Company will not receive the payments for the services for the shopping mall in the event the project is never completed and is unable to sell the contractual rights and interest in the project to Hua Xin.  In such event, our financial conditions and operating results could be significantly deteriorated.

If we are unable to obtain additional capital to fund our existing and future E&M Projects in PRC, we may be required to delay the process and reduce the scope of our planned business development, which would affect our business growth, financial cost and results of operations.

The development and expansion of the properly-linked E&M projects require a significant commitment of capital resources. Currently, we need approximately RMB 30 million (approximately £3 million or US$4.7 million) for the development of our Huangshan resort project.

Our business may not continue to grow and generate expected profits if:

•	The market for our products develops more slowly than anticipated;
•	The Company fails to speed up the construction contracts or generate revenue at anticipated levels; or
•	The Company fails to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, we may need to raise substantial additional capital. We currently have a few alternatives to raise capital by equity or debt financing.  As to equity financing, we are seeking to issue additional shares of our ordinary shares for additional capital in the UK. We may also pursue a secondary listing on the U.S. OTC market which may allow us to raise funds after this registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) is effective. As to debt financing, we currently seek to issue convertible bonds in the UK. However, the successful closing of an equity or debt financing is highly dependent on the current macro-economic market condition and the sentiments of investors. Additional capital, if required, may not be available on acceptable terms, or at all. For example, U.S. credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in debt markets, making financing terms for borrowers less attractive and resulting in the general unavailability of many forms of debt financing.

Continued uncertainty in credit markets may negatively impact our ability to access debt financing or to refinance existing indebtedness in the future on favorable terms, or at all. If additional capital is raised through the issuance of debt securities or other debt financing, the terms of such debt may include covenants, restrictions and financial ratios that may restrict our ability to operate our business. Likewise, equity financing could result in additional dilution of our stockholders. The recent events in the U.S. credit markets have also had an adverse effect on other U.S. financial markets and have adversely affected the trading prices of equity securities of many U.S. companies. It may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. If we are unable to obtain additional capital or are required to obtain additional capital on terms that are not favorable to us, we may be required to reduce the scope of the planned project developments we have previously undertaken, which could have a material adverse effect on our business, financial condition and results of operations.

The State Administration of Foreign Exchange (“SAFE”) restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively and to pay dividends.

Currently, our PRC operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including for payment of dividends to us, without the approval of SAFE, by complying with certain procedural requirements. However, the relevant PRC government authorities may limit or eliminate our ability to purchase foreign currencies in the future.

Funds in form of dividends can be remitted out of PRC after the withholding tax has been paid and upon the approvals of the local government authority and SAFE. Any existing and future restrictions on currency exchange may limit our ability to pay dividends or utilize revenue generated in Renminbi to fund any business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by PRC operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. These limitations could affect our PRC operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing. If the foreign exchange control system prevents us from obtaining foreign currency, we may be unable to pay the interest and principal on any debentures we may issue, pay dividends on our equity or meet obligations that may be incurred in the future that require payment in foreign currency. The PRC government also may at its discretion restrict access in the future to foreign currencies for current account transactions.

UniVision’s limited financial resources will require the company to seek additional funding, potentially diluting existing shareholders or increasing financial risk through debt issuance.

UniVision has limited financial resources.  There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to the Company.  The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.  Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.  The most likely source of future financing presently available to the Company is through the sale of the Company’s common shares.  Any sale of common shares will result in dilution of equity ownership to existing shareholders.  This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.  Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments.  Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued.  Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

Foreign currency fluctuations may have a negative impact on the Company’s financial position and results

The Company's construction contracts and property interests in Mainland China make it subject to foreign currency fluctuations that may adversely affect the Company's financial position and results of operations.  Since our PRC and Taiwan subsidiaries use their local currencies, i.e., RMB and New Taiwan dollars, respectively, as their functional currencies,  any appreciation in U.S. dollar against the RMB and New Taiwan dollars will result in increased operating costs when these subsidiaries make payments in U.S. dollars. Management has not entered into any foreign currency contracts to mitigate this risk; as such, the Company may suffer losses due to adverse foreign currency fluctuations

Our lack of liquid funds and other sources of financing may limit our ability to maintain our existing operations, grow our business and compete effectively.

As of March 31, 2011, we had approximately £1 million in cash and bank balances and £0.87 million outstanding under our bank lending facility. As of September 30, 2011, we had approximately £0.4 million in cash and bank balances and £1.2 million outstanding under our bank lending facility. Having cash balances to cover the Company’s operating expenses for at least the next five months is set by the management of the Company as a prerequisite condition to be satisfied before it will consider any other opportunities for business expansion. If our cash position cannot cover operating expenses for the five month period, the Company will adopt any or a combination of  various remedial measures including  postponing our business expansion, providing greater rebate or discounts to our customers and conducting sales promotion events regarding aging inventories to improve cash inflow,  and reduce capital expenditure and headcounts. In order to meet our liquidity needs and finance our capital expenditures and working capital needs for our business, we may be required to sell assets, or to borrow on potentially unfavorable terms. There is no assurance that any of such measures will be effective. As a result, we may become unable to pay our general expenses, including our debt service, on a timely basis.

Our potential illiquidity could harm us by:

•	increasing our vulnerability to adverse economic conditions in our industry or the economy in general;
•	requiring substantial amounts of cash to be used for debt servicing, rather than other purposes, including operations;
•	limiting our ability to plan for, or react to, changes in our business and industry; and
•	influencing investor and customer perceptions about our financial stability and limiting our ability to obtain financing or acquire customers.

Even though Mayne Management Limited, our former shareholder agreed to extend the term of its current loan facility of £2.5 million (approximately US$3.97 million) with UniVision for an additional one year to March 31, 2013, we cannot assure you that our business will generate sufficient cash flow from operations to repay all of the existing borrowings when due.  Failure to obtain extensions of the maturity dates of, or to refinance, these obligations or to obtain additional equity financing to meet these debt obligations would result in an event of default with respect to such obligations and could result in the foreclosure on the collateral, if any. It would significantly disrupt our ability to provide services for our customers or continue our existing operations, which could significantly lower our revenues and profitability.

On the other hand, the downturn in the equity and debt markets since 2008 generally makes it more difficult for us to obtain financing through the issuance of equity or debt securities in the capital markets. We cannot be certain that additional financing, if needed, will be available on acceptable terms or at all. If we cannot raise any necessary additional financing on acceptable terms in the next 12 months, we may not be able to fund our business expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated capital requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preference or privileges senior to those of existing holders of our common stock.

We have no history of paying dividends and we do not anticipate doing so in the foreseeable future.

The Company has not paid dividends on its common shares since floating in AIM, London Stock Exchange in December 2005. Payment of any future dividends, if any, will be at the discretion of the Board and subject to shareholder approval after taking into account many factors, including operating results, financial condition and anticipated cash needs.

UniVision’s insiders control a material percentage of common shares outstanding; potentially adversely affecting Investor’s influence over corporate affairs

Our major shareholders, UniVision Holdings Limited, and the Company’s officers and directors, in aggregate, beneficially own 70.9% of the Company’s issued and outstanding Ordinary Shares, on an undiluted basis, based on 383,677,323 ordinary shares issued and outstanding, as of March 31, 2011.  On July 8, 2011, Mr. Stephen Koo, the Executive Chairman of the Company acquired the entire share capital of Univision Holdings Limited (‘‘UHL’’) through Up Sky Investments Limited (‘‘UP Sky’’), a company that is wholly owned by Stephen Koo. Following the Share Transaction, UHL is now wholly owned by Up Sky. Mr. Stephen Koo also owns 9,623,700 ordinary shares in UniVision as of July 8, 2011. Following that Share Transaction he had a total direct and indirect interest in 272,103,700 ordinary shares in the Company, equivalent to 70.9% of the Company’s total issued share capital. Mr. Stephen Koo further purchased two million, 500,000, 100,000 , 1.25 million, 500,000  and 500,000 shares of the Company ordinary shares respectively on February 8, February 27, March 1, March 5, April 3 and April 27, 2012, respectively, so that his total beneficial interest is 276,953,700 ordinary shares in the Company, equivalent to 72.1% of the Company’s total issued share capital.

As a result, Mr. Stephen Koo has the ability to influence matters affecting the voting of Company’s shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares.  Due to the Company’s officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company’s business is being operated.

We face a number of risks related to unfavorable economic and market conditions and severe tightening in the global credit markets.

Recent global market and economic conditions have been unprecedented and challenging, with tighter credit conditions and recession in most major economies continuing into 2009. The economic recovery is slower than expected in the first half year of 2010. The financial risks in some European countries and banks have affected the sentiments and confidence of investors. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global mortgage markets have contributed to increased market volatility and diminished expectations for western and emerging economies. In the second half of 2008, federal government interventions in the U.S. financial system led to increased market uncertainty and instability in both U.S. and international capital and credit markets. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

These global unfavorable economic and market conditions and the financial crisis could impact our business in a number of ways, including:

Potential deferment of purchases and orders by customers:

Uncertainty about current and future global economic conditions may cause consumers, businesses and governments to defer purchases in response to significant decreases in their revenues, tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products could differ materially from our current expectations.

Customers’ inability to obtain financing to make purchases and/or maintain their business:

Some of our customers require substantial financing in order to finance their business operations, including capital expenditures on new equipment and equipment upgrades, and make purchases. The inability of these customers to access the capital needed to finance purchases of our products and meet their payment obligations to us could adversely impact our financial condition and results of operations. If the financial crisis results in insolvencies for our customers, it could have a material adverse impact on our business, financial condition and results of operations.

Negative impact from increased financial pressures on key suppliers:

Our ability to meet customers’ demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. If certain key suppliers were to become capacity constrained or insolvent as a result of the financial crisis, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies and adversely impact our financial condition and results of operations. In addition, credit constraints of key suppliers could result in accelerated payment of accounts payable, impacting our cash flow. If the economic, market and geopolitical conditions in the United States and the rest of the world do not improve, or if they continue to deteriorate, we may experience material adverse impacts on our business, operating results and financial condition.

General economic, credit and capital market conditions, including the declines in the residential and commercial construction markets, have adversely affected our recent and current financial performance, and may affect our ability to grow or sustain our businesses and could negatively affect our ability to access the capital markets.

We compete around the world in various geographic regions and product markets. The global credit crisis and recession have adversely affected, and could continue to adversely affect, each of our primary businesses. The declines in sales of CCTV products and the provision of surveillance systems could continue to negatively affect our revenues and financial performance in future periods and may adversely impact our ability to grow or sustain our businesses.

The capital and credit markets provide us with liquidity to operate and grow our businesses beyond the liquidity that operating cash flows provide. The worldwide economic downturn and disruption of the credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If our access to capital were to become significantly constrained or costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, then our financial condition, results of operations and cash flows could be significantly adversely affected.

We face intense competition in each of our businesses, and competitive challenges from lower cost E&M service and surveillance installation providers. If we cannot successfully compete in an increasingly global market-place, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive E&M service and surveillance installation providers, both domestically and on a global basis. Our service businesses face competition from alternative service providers around the world. Key components of our competitive position are our ability to adapt to changing competitive environments and also the effectiveness of cost control. This requires continuous management focus on reducing costs, maintaining our competitive position and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our operating results may be adversely affected.

Our future growth is largely dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies. Accordingly, our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate our products and services from those of our competitors; and develop or acquire, manufacture and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance or their obsolescence could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

We depend upon the development of new products and enhancements to existing products, and if we fail to predict and respond to emerging technological trends and customers’ changing needs, our operating results and market share may suffer.

The markets for our products are characterized by rapidly changing technology and changes in end-user requirements, frequent new product introductions and changes in communications offerings from network service provider customers. Our future success depends on our ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands. We may not have sufficient resources to successfully and accurately anticipate customers’ changing needs and technological trends, manage long development cycles or develop, introduce and market new products and enhancements. The process of developing new technology is complex and uncertain, and if we fail to develop new products or enhancements to existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

Because our products are complex and are deployed in complex environments, our products may have defects that we discover only after full deployment by our customers, which could seriously harm our business.

We produce highly complex products that incorporate leading-edge technology, including both hardware and software. Software typically contains defects or programming flaws that can unexpectedly interfere with expected operations. In addition, our products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of these products, they can only be fully tested when completely deployed in large networks with high amounts of traffic, and there is no assurance that our pre-shipment testing programs will be adequate to detect all defects. As a result, our customers may discover errors or defects in our hardware or software, or our products may not operate as expected, after they have been fully deployed by our customers. If we are unable to cure a product defect, we could experience damage to our reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, reduced sales opportunities, loss of revenue and market share, increased service and warranty costs, diversion of development resources, legal actions by our customers, and increased insurance costs. Defects, integration issues or other performance problems in our products could also result in financial or other damages to our customers. Our customers could seek damages for related losses from us, which could seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly. The occurrence of any of these problems would seriously harm our business, financial condition and results of operations.

A shortage of adequate component supply or manufacturing capacity could increase our costs or cause a delay in our ability to fulfill orders, and our failure to estimate customer demand properly may result in excess or obsolete component inventories that could adversely affect our gross margins.

Occasionally, we may experience a supply shortage, or a delay in receiving, certain component parts as a result of strong demand for the component parts and/or capacity constraints or other problems experienced by suppliers. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. Conversely, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenue and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. Furthermore, as a result of binding price or purchase commitments with suppliers, we may be obligated to purchase components at prices that are higher than those available in the current market. In the event that we become committed to purchase components at prices in excess of the current market price when the components are actually used, our gross margins could decrease.

Our customer base is concentrated, and the loss of one or more of our major customers could harm our business.

Currently, the revenue of our projects and maintenance contracts are reliant on few large customers who are municipal clients or large transportation corporations. Our revenues, 28% of which is derived from the maintenance business segment, are highly concentrated in one large customer, MTR Corporation (MTRC), which operates leading Hong Kong railways carrying an average of 3.9 million passengers daily. The maintenance contract with MTRC has a contract value of £2.4 million. It is a three-year contract which commenced in January 2009 and has been renewed for additional three years commencing on January 1, 2012 and expiring in December 31 2014 with terms similar to the original contract which had a fixed value of HK$28.9 million (approximately £2.37 million) This large customer represented 18.9% and 18.8 % of 2011 and 2010 consolidated revenues, respectively. If we cease to do business with MTRC at current levels in the future and are unable to generate additional revenues with new and existing customers, our revenue and net income would decline considerably. There are a limited number of potential large customers in our target market. We expect that a significant portion of our future revenue will depend on new orders and the renewal of service contracts. When a project finished, there may have some other revenue stream from another maintenance contract for the same site even the customer is changed.  Any failure of one or more customers to continue our service for any reason, including any downturn in their businesses, would seriously harm our business, financial condition and results of operations.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.

The current financial crisis, industry and economic conditions have weakened the financial position of some of our customers and their ability to access capital to finance their business operations, including capital expenditures. To sell to some of these customers, we may be required to assume incremental risks of uncollectible accounts or to extend credit or credit support. While we monitor these situations carefully and attempt to take appropriate measures to protect ourselves, including factoring credit arrangements to financial institutions, it is possible that we may have to defer revenue until cash is collected or write down or write off uncollectible accounts. Such write-downs or write-offs, if large, could have a material adverse effect on our operating results and financial condition. It may take some period of time to bill the outstanding trade receivable from completed construction contracts. The long aging process billing for certain customers may increase the credit risk.

The market we serve is highly competitive and we may not be able to compete successfully.

Competition in the security and surveillance systems is intense. This market is characterized by rapid change, converging technologies and a migration to networking solutions that offer superior advantages. We are aware of many companies in related markets that address particular aspects of the features and functions that our products provide. Currently, we face competition from large surveillance systems providers and may also encounter potential challenges from other companies that may enter our market in the future. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales and marketing resources than we do and may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more customers financing than we can. In particular, we are encountering price-focused competitors from the around the globe, which place pressure on us to reduce our tender prices. If our competitors offer deep discounts on certain projects or/and products, we may need to lower prices or offer other favorable terms in order to compete successfully. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that render our products less valuable or obsolete.

In our markets, principal competitive factors include:

•	Product performance;
•	Interoperability with existing systems;
•	Scalability and upgradeability;
•	Reliability of the systems and services;
•	Ease of installation and use;
•	Price;
•	Technical support and customer service; and
•	Brand recognition.

If we are unable to compete successfully against our current and future competitors, we may have difficulty obtaining or retaining customers, and we could experience price reductions, order cancellations, increased expenses and reduced gross margins, any of which could have a material adverse effect on our business, financial condition and results of operations.

Any strategic acquisitions or investments we make could disrupt our operations and harm our operating results.

We had acquired two companies since December 2005. Although we currently do not have any plans to make acquisitions, we may in the future acquire additional businesses, products or technologies in the future. On an ongoing basis, we may evaluate acquisitions of, or investments in, complementary companies, products or technologies to supplement our internal growth. Also, in the future, we may encounter difficulties identifying and acquiring suitable acquisition candidates on reasonable terms.

If we do complete future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership;
•	consume a substantial portion of our cash resources;
•	incur substantial debt;
•	assume liabilities;
•	increase our ongoing operating expenses and level of fixed costs;
•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;
•	incur amortization expenses related to certain intangible assets;
•	incur large and immediate write-offs; and
•	become subject to litigation.

Any acquisitions or investments that we make in the future will involve numerous risks, including:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
•	unanticipated costs;
•	diversion of management’s time and attention away from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;
•	difficulties in entering markets in which we have no or limited prior experience;
•	insufficient revenues to offset increased expenses associated with acquisitions and where competitors in such markets have stronger market positions; and
•	potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control, and we cannot be certain that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. We do not know whether we will be able to successfully integrate the businesses, products, technologies or personnel that we might acquire in the future or that any strategic investments we make will meet our financial or other investment objectives. Any failure to do so could seriously harm our business, financial condition and results of operations.

Due to the international nature of our business, political or economic changes or other factors in a specific country or region could harm our future revenue, costs and expenses and financial condition.

We currently have business operations in the Greater China Region and expect to continue expanding our  operations internationally in the future. The successful management and expansion of our international operations requires significant human effort and the commitment of substantial financial resources. Further, our international operations may be subject to certain risks and challenges that could harm our operating results, including:

•
trade protection measures and other regulatory requirements which may affect our ability to import or export our products into or from various countries, such as restrictions on transfer or repatriation of funds and trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures;

•	political considerations that affect service provider and government spending patterns;
•	differing technology standards or customer requirements;
•	developing and customizing our products for foreign countries;
•	fluctuations in currency exchange rates if not pegged;
•	longer accounts receivable collection cycles and financial instability of customers;
•	difficulties and excessive costs for staffing and managing foreign operations;
•	potentially adverse tax consequences; and
•	changes in a country’s or region’s political and economic conditions.

Foreign Investment Industrial Guidance Catalogue of the PRC broadly categorized different industries into Encouraged, Restricted and Prohibited categories. The Company may not be able to carry out its business or acquire a new business if in the future the business the Company is engaged in or the new business the Company is acquiring falls under Restricted  or Prohibited categories. Any of these factors could harm our existing business operations or impair our ability to continue expanding into international markets.

For a detailed description on the regulatory restrictions on transfer of funds in Taiwan and PRC, please refer to the risk factor below entitled “we face foreign exchange and conversion risks, and fluctuation in the value of the Renminbi may have a material adverse effect on the value of US$3.97 million (approximately £ 2.57 million) outstanding amount of loan.”

Compliance or the failure to comply with current and future environmental regulations could cause us significant expense.

We are subject to a variety of local and foreign environmental regulations. If we fail to comply with any present and future regulations, we could be subject to future liabilities, the suspension of production or a prohibition on the sale of our products. In addition, such regulations could require us to incur other significant expenses to comply with environmental regulations, including expenses associated with the redesign of any non-compliant product. From time to time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. Our failure to comply with any of such regulatory requirements or contractual obligations could result in our being liable for costs, fines, penalties and third-party claims, and could jeopardize our ability to conduct business in countries in the jurisdictions where these regulations apply.

The long and variable sales cycles for our products may cause revenue and operating results to vary significantly from quarter to quarter.

The target customers for our products have substantial and complex networks that they traditionally expand in large increments on a periodic basis. Accordingly, our marketing efforts are focused primarily on prospective customers that may purchase our products as part of a large-scale network deployment. Our target customers typically require a lengthy evaluation, testing and product qualification process. Throughout this process, we are often required to spend considerable time and incur significant expense educating and providing information to prospective customers about the uses and features of our products.

As an example, the Company had a project with Hong Kong Housing Authority (HKHA) to supply 350 sets of Digital Video Recorder (DVR) during the years 2008 to 2011. Prior to the award of contract, our sample DVR was evaluated and tested by the customer based on the specific functional requirements. The evaluation process lasted for about two months, during which several product demonstrations were conducted to test the technical specifications.  The Company made modifications to its software based on the test results until a one hundred percent satisfaction rate was reached.

After the award of this contract, training was provided to the HKHA staff so that they could familiarize themselves with the operating procedures of the products. As a result of successful product deployment in their premises, HKHA had placed additional orders and thus contributed to the total contract sum for this project.

Even after a company makes the final decision to purchase our products, it may deploy our products over extended periods of time. The timing of deployment of our products varies widely, and depends on a number of factors, including our customers’ skill sets, geographic density of potential subscribers, the degree of configuration and integration required to deploy our products, and our customers’ ability to finance their purchase of our products as well as their operations. As a result of any of these factors, our revenue and operating results may vary significantly from quarter to quarter.

We are required to implement additional controls and procedures in finance and accounting systems to satisfy reporting requirements. Failure to complete the required assessment as to the adequacy of our internal control over financial reporting or unavailability of an unqualified report as to the effectiveness of our internal controls over financial reporting provided by our independent registered public accounting firm could result in the loss of confidence in the reliability of such controls, which may adversely affect the trading price of our shares.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements may increase our costs and require additional management resources. We have recently upgraded and implemented additional controls and procedures in our finance and accounting systems and will need to continue to do so as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our shares.

Our management has determined that our internal control over financial reporting as of March 31, 2010 was effective. In the future, we may be required to engage our independent registered public accounting firm to audit our internal control over financial reporting.  Such results, if they were to be unsatisfactory, could cause our investors to lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect the trading price of our shares. Furthermore, we anticipate that we will continue to incur increased costs and devote significant management resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Our business relied on the various qualifications and licenses to obtain the new contracts or win the tenders.

The Company’s dependent on some qualifications and licenses to maintain the competitive power and its status in the industry. We are one of the Approved Specialist Contractors for Public Works. It is pre-requisite to tender most Hong Kong government contracts. The approved list is subject to annual review. If the review is unsuccessful, the Company will be removed from the list and will not be recommended or even suspended for tender award for the government contracts. It will seriously affect the Company’s business revenue as the government contracts constitute a significant portion in the project income.

Our Hong Kong subsidiary has obtained an International Organization for Standardization (ISO) 9001 certification, which demonstrates our Hong Kong operation has satisfied certain internationally recognized quality management system standards.  The certification is granted on July 12, 2009 and will expire on July 23, 2012. This certification is essential for us as an engineering company to remain competitive in today’s economic climate Failure to comply with this standard can lead to observations of non-compliance or even suspension of ISO certification. If we were to lose ISO certification or fail to renew it upon expiration, our financial condition may suffer as some customers might purchase products from other suppliers as a result.

Risks Related To Doing Business In China
The recent slowdown in the Chinese economy may slow down our growth and profitability.

The rate of growth of the Chinese economy has been uneven across geographic regions and economic sectors and has recently slowed due in part to the recent economic and financial downturn experienced in the United States and worldwide. The Chinese government has recently used macroeconomic tools and regulations, including the passage of an economic stimulus plan, to increase the rate of growth of the Chinese economy and may take similar measures in the future. There is no assurance that such steps will be successful. Recently, the Chinese government increased banks’ reserve ratio requirement to cool off the over-heating property market which affects domestic demand for residential and commercial properties. The general state of the Chinese economy affects our revenue and profitability in the provision of E&M services.

The Chinese legal system embodies uncertainties which could limit the legal protections available to you and could also adversely affect our ability to operate our business.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Our PRC Subsidiary is a WFOE (Wholly Foreign-Owned Enterprises) which is mainly governed by the Company Law of the PRC, the Foreign-Funded Enterprise Law and its implementation rules. The PRC Subsidiary was incorporated in Shanghai and has its branch in Beijing. The registered capital of the Company’s PRC subsidiary is US$1million. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the Chinese government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with our Chinese affiliates, which may in turn have a material adverse effect on our ability to operate our business.

Loss of possession or control over any corporate and financials chops of the Company’s PRC subsidiaries may adversely affect our result of operations.

Pursuant to the PRC laws, each company should have one and only one set of corporate “chops”, commonly including a company chop, which is required by PRC laws to be used by a company for execution of any legal document to which the company is a party, a financial chop, which is required by PRC laws to be used by a company for issuance of a bank check or execution of a banking document by the company, and a legal representative’s chop, which represents lawful signature of the legal representative of a company, who, pursuant to PRC laws, is appointed by the board of the directors of the company and registered with the government administrative authority to exercise legal rights and assume legal obligations on behalf of the company.

Possession of the original corporate chops, especially the company chop and the financial chop, are essential for a company to execute legal documents and, accordingly, to enter into legal relationships or conduct business operations.  Thus, loss of physical control over such items will lead to loss of legal control over such company.

During 2010, the Company temporarily lost possession of Leader Smart Shanghai’s corporate chops due to a legal dispute between Leader Smart Shanghai and its former legal representative, who had retained the Company’s corporate chops without the Company’s authorization or consent. Due to such loss, the Company determines to derecognize the assets and liabilities of Leader Smart Shanghai at their carrying values from the Company’s consolidated financial statements at the date when the control was deemed lost on April 1, 2009, and subsequently, no revenue and expenses nor assets and liabilities of Leader Smart Shanghai were reflected in the financial statement for the year ended March 30, 2010 due to the de-consolidation.

The legal dispute was adjudicated by Shanghai No. 1 Intermediate People’s Court in May 2010 ruling in favor of the Company. Such judgment was affirmed by Shanghai High Court in September 2010 and thus became final and unappealable. As a result, the Company re-obtained its full legal control over Leader Smart Shanghai and the Company has reconsolidated the operating result and financial position of Leader Smart Shanghai in the fiscal year ended March 31, 2011.

Even though the Company has implemented new preventative procedures to ensure the security of the corporate chops of its PRC subsidiaries, which procedures include the appointment of our PRC legal counsel as custodian of our corporate chops of our PRC subsidiary and the requirement of prior written authorization by the legal representative of the subsidiary before any use of the chops, we cannot guarantee that a similar event will never reoccur. In the event of the loss of possession or control over any corporate and financials chops of the Company’s PRC subsidiaries, our result of operations may be adversely affected.

The Dividends from the PRC Subsidiary subject to the mandatory allocation of at least 10% after-tax profits to the statutory reserve fund  under the relevant laws

According to the implementation rules of the Foreign-Funded Enterprise Law, a WFOE is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital. The registered capital of the Company’s PRC subsidiary is US$1million. The relevant PRC law requires any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, after the companies have made allowances to fund statutory reserves. The reserve should not be distributable as cash dividends.. Our PRC subsidiary has not transferred any fund to the statutory reserve fund for it has incurred operating losses during its inception. There is no defined penalty for non-compliance with the requirement regarding the allocation of at least 10% of the company’s after-tax profits to a statutory reserve.  However, the Ministry of Commerce or the SAFE can require a company make such mandatory allocation. The fact that a company had not make a mandatory allocation to its reserve funds could be brought to the attention of the Ministry of Commerce (the “MOC”) through the review process conducted by the MOC in connection with the application by the company for remitting its profits outside the territories of the PRC or the annual (or random) audit on the company conducted by  the local tax authorities.

When a company is found not making the mandatory allocation to its reserve fund, the MOC may demand that the company make mandatory allocation to its reserve fund until the amount of the fund reach  at least fifty percent of the company’s registered capital.
Any occurrence of pandemic influenza or other widespread public health problems, or any recurrence of severe acute respiratory syndrome, or SARS, could adversely affect our business and results of operations.

An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where most of our revenues are derived, could have a negative effect on our operations. Further, in April 2009, H1N1, a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. The continued widespread of H1N1 in China may adversely affect our business and operating results.

Our operations may be affected by a number of health-related factors, including the following:

•	temporary closures of some of our offices and sites which would severely disrupt our operations,
•	the sickness or death of our key officers and employees, and
•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

We may incur substantial increases in labor cost due to the promulgation of the new labor contract law.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law contains substantial provisions with a view toward improving job security and protecting the rights and interests of employees. In order to fully comply with the legal requirements under the Labor Contract Law, we may incur substantial increases in labor cost.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure,
•	level of government involvement in the economy,
•	level of development,
•	level of capital reinvestment,
•	control of foreign exchange,
•	methods of allocating resources, and
•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

We face foreign exchange and conversion risks, and fluctuation in the value of the Renminbi may have a material adverse effect on the value of US$3.97 million outstanding loan

The value of the Renminbi against the U.S. dollar, Sterling Pound, and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this regime, the Renminbi is no longer pegged to the U.S. dollar. We cannot predict how and to what extent the exchange rate of the Renminbi will fluctuate in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, as we rely entirely on theUSD$3.97 million outstanding loan (approximately £ 2.57 million)  provided to us by our former major shareholder in order to operate our business.  Any depreciation of the RMB would negatively affect our ability to repay the loan by March 31, 2013 and may materially and adversely affect our cash flows, revenue and financial condition.

PRC laws restrict our ability to use the revenues from our PRC Subsidiary. A WFOE (wholly foreign-owned enterprises) may pay dividends to shareholders outside of PRC after satisfying certain tax obligations and upon  approval from SAFE.

A WFOE may make debt payments  outside of the PRC provided that (i) the debt payments were transmitted through authorized channels, and (ii) the company has obtained approval from the MOC and successfully registered with  SAFE.

A WFOE may pay salaries to its employees outside of the PRC provided that it has withheld individual income tax and obtained the approval from SAFE.

WOFE may make payments to foreign suppliers in other currencies subject to approval from SAFE.

In the event of winding up, the proceeds from the liquidation of the assets could be distributed to the shareholders including non-PRC nationals through dividends after pay-off of the withholding tax and  upon approval from SAFE.

Our Company’s Taiwan subsidiary, T-Com Technology Company Limited, is subject to foreign exchange restrictions in Taiwan, as summarized below:

Foreign exchange transactions for companies with value under U.S.$50 million and U.S. $5 million, respectively, may be processed directly at a banking institute. Companies that wish to exchange amounts exceeding U.S.50 million and U.S. $5million, respectively, must obtain approval from the Taiwan Central Bank. Foreign exchange transactions by non-residents with value under U.S. $ 100,000 may be processed at a banking institute. Non-residents who wish to exchange an amount exceeding U.S.$100,000 must also obtain approval from the Taiwan Central Bank. All foreign exchange transactions with value equal to or above NT$500,000 must be declared.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations.

 Upon the effectiveness of the new corporate tax law, Our PRC Subsidiary no longer enjoyed the preferential tax rate of 15% as it did in the previous years and is subject to increased income tax expenses.

On March 16, 2007, the PRC’s National People’s Congress passed a new corporate income tax law, which became effective on January 1, 2008. This new corporate income tax unifies the corporate income tax rate, cost deduction and tax incentive policies for both domestic and foreign-invested enterprises. According to the new corporate income tax law, the applicable corporate income tax rate of all enterprises in China is changed to be 25%. As a result, our PRC Subsidiary no longer enjoyed the preferential tax rate of 15% as it did in the previous years and subject to increased tax expenses.

Item 4. Information on the Company

A. History and Development of the Company
UniVision Engineering Limited (the “Company”) is incorporated in Hong Kong as a limited liability company. The address of its registered office is 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

Tel: (852) 2389 3256
Fax: (852) 2797 8053
E-mail: uvel@hk.uvel.comWebsite: www.uvel.com
The contact person is:
•	Mr. Stephen KOO , Executive Chairman
•	Mr. CH WONG, CEO
•	Mr. Danny YIP, Finance Director

The Company’s fiscal year ends March 31st.

Initial Public Offering
In December, 2005, the Company completed its initial public offering of 50,000,000 common shares at 3 pence per share, raising £1,500,000 (gross). The fund was used as general working capital for the Company. The common shares began trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) in Great Britain on December 16, 2005 under the symbol “UVEL”. On the same date, 500,000 new ordinary shares at price of 3 pence per share were alloted and issued to the broker, Insinger de Beaufort, in part satisfaction of their fee for the AIM listing process. The Company has its primary public listing on the AIM.

Subsequent issuance of shares after initial public offering:
On January 20, 2006, 10,333,333 new ordinary shares of HK$0.0625 were placed at a price of 3 pence per share by Insinger de Beaufort. The placing raised £310,000 before expenses for the Company and the funds were used as additional working capital for the Company. On October 10, 2006, 5,363,990 new ordinary shares of HK$0.0625 were issued as partial consideration for the acquisition of Leader Smart Engineering Limited and were valued at £240,030.

On March 14, 2007, 52,500,000 new ordinary shares of HK$0.0625 were placed at a price of 2 pence per share by Allenby Capital Limited (formerly HB Corporate Limited). At the same time, 2,500,000 ordinary shares of HK$0.0625 were allotted and issued at 2 pence per share to Allenby Capital Limited in satisfaction of their placing fee.

The authorized capital of the Company consists of one class of ordinary shares (800,000,000 ordinary shares of HK$0.0625 each). As of March 31, 2012, the end of the latest completed fiscal year, together with the existing shares 262,480,000 held by the original shareholders before the IPO, there were 383,677,323 ordinary shares of HK$0.0625 each issued and fully paid.

Subsidiary
On May 17, 2006, the Company acquired a 52.25% interest in T-Com Technology Co Limited (“T-Com”) for a total consideration of £475,467.  On October 2, 2006, the Company acquired a 100% interest in Leader Smart for an aggregate consideration of £606,920.

Particulars of the Group’s subsidiary undertakings at March 31, 2011 are set out below:

Name	Place of incorporation and operations	Issued and fully paid up share capital/ registered capital	Percentage of equity attributable to the Group		Principal activities
			Directly	Indirectly

T-Com Technology Co Limited	Taiwan	NT$80,000,000 Ordinary share	52.25%	-	Supply, design, installation and maintenance of closed circuit television and surveillance systems and the sale of security system related products
Leader Smart Engineering Limited	Hong Kong	HK$10,000 Ordinary shares	100%	-	Investment holding and engineering contractor
Leader Smart Engineering (Shanghai) Limited	The PRC	US$1,000,000 Registered capital	-	100%	Supply, design, installation and maintenance of electrical and mechanical systems, construction decorations and provision of engineering consultancy services

Leader Smart Engineering (Shanghai) Limited, (“Leader Smart Shanghai”) is a wholly-foreign owned enterprise established in the PRC to operate for 20 years up to 2025. Its business license describes its scope of business as providing design, decoration, installation, and technical consultation on E&M (Electrical and Mechanical) sub-contracting services.

The Company temporarily lost legal control over Leader Smart Shanghai due to disagreements between the Company and Mr. Ip Kam Ming (“Ip”), its former legal representative, during early 2009 and 2010. The Company subsequently re-obtained such control through a final judgment rendered by the Shanghai High Court in September 2010. For more details please refer to Item A.7 titled “Legal Proceeding” in this Form 20-F. Our auditors will assess the recoverability of the amounts due from Leader Smart Shanghai and the value of assets in Leader Smart Shanghai have been written-back to its current fair value for the financial year ended 31 March 2011.

UniVision was initially formed in November 1979 by a group of engineers.  In the ensuing years, there have been a number of group reorganizations and restructuring resulting in the current and relatively simple group structure. The original UniVision group started to design and manufacture CCTV switches and controllers under the “MultiVision” brand in 1985 and a subsidiary, MultiVision Intelligent Surveillance Limited (“MultiVision”) was established in 1986 to specialize in these products. In 1992 UniVision began to install toll processors for tunnels, highways and bridges in Hong Kong. In response to growing demand for UniVision’s products, a factory was built in PRC in 1994 with an expansion of the factory to some 10,000 square metres two years later.

 Our Hong Kong operations obtained an ISO 9001:2008 certification with respect to the supply, design, installation and maintenance of CCTV integrated systems on July 12, 2009. The certification is valid for three years and will expire on July 23, 2012.

The ISO 9001 is an international standard which specifies requirements for a quality management system where an organization needs to demonstrate its ability to consistently provide product that meets customer and applicable statutory and regulatory requirements; and it aims to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements.

This set of requirements covers all the key processes that determine how a business is monitored to ensure every product manufactured is of a high standard. It covers every aspect of the business including design, manufacturing, procurement, testing, rework, packaging, and auditing of the system. It is designed to create an environment of continuous process improvement. Once ISO 9001 certification is accredited, it has a built-in process to maintain this level of excellence and a company must adhere to strict requirements to maintain that certification.

In 1998, our company was accredited the ISO 9001:1994 with assistance of a consultancy firm.  By possessing years of solid experience in maintaining the quality management system, our company successfully upgraded its registration to ISO 9001:2000 and ISO 9001:2008 in 2001 and 2009 respectively.

ISO 9001 can greatly improve the production output by renovating the way a business is operated. Careful documentation is implemented, providing managers with a better overall view of their businesses. It also helps in keeping the employees motivated, and it improves the efficiency of business processes by minimizing losses and expenses attributed to defective products or other liabilities.

ISO 9001 is an internationally acclaimed Quality Management System used by different kinds of business firms and companies around the world. The System helps us improve the quality of a company's production by improving documentations, allowing better control over business processes, providing motivation for employees, and optimizing existing business operations. This reduces the amount of unnecessary expenses and liabilities due to delays or design flaws.

During the application process, we have thoroughly analyzed our business processes and believe we have learned to operate with optimal efficiency and quality. We have firmly established procedures and guidelines that can be easily followed by employees. Training new employees, transitioning personnel and troubleshooting also become a lot easier.

Certification of Quality Management Systems requires thorough documentation of all business processes. This involves keeping track of procedural errors, unexpected revisions, and discrepancies. Consistency is achieved throughout the entire production process and all personnel activity can be monitored. Documentation also allows us to trace back recorded information if there are non-compliant materials or defective materials.  It also enhances our company’s image and helps us to attract more customers.

In 2002 UniVision commenced a series of group reorganizations and disposals. MultiVision spun-out of group and listed in Singapore (maintaining Hong Kong headquarters). In 2003, the Company transferred subsidiary (UniVision Enterprise (Shenzhen) Company Limited) to an associate (UniVision Intelligent Surveillance Limited). This subsidiary held the PRC factory. In 2005, the Company transferred associate (UniVision Intelligent Surveillance Limited) to a TriVision Limited, a related party.

From inception to March 2010 there have been a number of related party transactions and an ongoing commercial relationship between UniVision and MultiVision. Up until 2004, there were two UniVision non-executive directors who had beneficial shareholdings in MultiVision – and one of these directors was also the CEO of MultiVision. MultiVision has been sold in a trade sale and accordingly the ongoing relationship between UniVision and MultiVision should be solely a commercial one.

The Company currently has no relationship with MultiVision.  No agreements or arrangements between the companies have been made since April 1, 2007.  There is no overlap with respect to the  beneficial owners and management in these two companies.

The Company retains its Hong Kong headquarters but does not retain its PRC factory after the spin-off.

The current group structure is as follows:

UniVision Holdings Limited is a company incorporated in the British Virgin Islands and is wholly owned by Up Sky Investments Limited, which in turn is wholly owned by Mr. Stephen Koo. Following the reorganizations detailed, UniVision focused on the provision and installation of security systems with the majority of revenues arising in Hong Kong, Macau and PRC.

In 2004 the Company underwent a capital reduction exercise whereby the authorized and issued share capital was reduced with a corresponding credit to retained earnings and the creation of a non-distributable special capital reserve. Pursuant to the Order of the High Court which effected the capital reduction, it was resolved that any future recoveries of the accumulated provisions for bad debt and obsolete inventories be credited to another non-distributable special capital reserve. Following the capital reduction exercise a dividend was paid to shareholders.

On October 10, 2006, 5,363,990 new ordinary shares of HK$0.0625 were issued as partial consideration for the acquisition of Leader Smart Engineering Limited and its subsidiary Leader Smart Engineering (Shanghai) Limited (collectively, “Leader Smart”) and were valued at £240,030 of which £22,991 and £217,039 was credited to the Share Capital Account and Share Premium Account respectively, before expenses.

On March 14, 2007, 52,500,000 new ordinary shares of HK$0.0625 were placed at a price of 2 pence per share by Allenby Capital Limited (formerly HB Corporate Limited).  At the same time, 2,500,000 ordinary shares of HK$0.0625 were allotted and issued at 2 pence per share to Allenby Capital Limited in satisfaction of their placing fee. £223,541 and £811,257 was credited to the Share Capital Account and the Share Premium Account in respect of this placing respectively, before expenses.

On July 8, 2011, Mayne Management Limited (‘‘Mayne’’) entered into a share purchase agreement with Up Sky Investments Limited (‘‘Up Sky’’) for the sale of the entire share capital of Univision Holdings Limited (‘‘UHL’’) to Up Sky for a cash consideration of HK$4.0 million (the ‘‘Share Transaction’’) . UHL is an investment holding company wholly owned by Mayne prior to the Share Transaction. Up Sky is an investment company wholly owned by Stephen Koo (Executive Chairman of Univision).

Following the Share Transaction, UHL is now wholly owned by Up Sky, a company that is wholly owned by Stephen Koo, Executive Chairman of Univision.  Stephen Koo is also interested in 9,623,700 ordinary shares in UniVision and therefore following the Share Transaction he will have a total direct and indirect interest in 272,103,700 ordinary shares in the Company, equivalent to 70.9% of the Company’s total issued share capital. Mr. Stephen Koo further purchased two million, 500,000, 100,000 and , 1.25 million, 500,000, and 500,000 shares of the Company ordinary shares respectively on February 8, February 27, March 1, and March 5, April 3 and April 27, 2012, respectively, so that his total beneficial interest is 276,953,700 ordinary shares in the Company, equivalent to 72.1% of the Company’s total issued share capital.

Financings
The Company has financed its operations through funds raised in public/private placements of common shares and common shares issued to settle debts.

Capital Expenditures
The Company’s principal capital expenditures are composed of the Research assets of its Taiwan subsidiary, namely, two items of logic analyze equipment. No material capital expenditures were incurred in Hong Kong or the PRC. The amount invested in capital expenditures by the Company was £57,070, £29,421 and £17,813 respectively for the financial year ended 31 March, 2009, 2010 and 2011.

Plan Of Operations

Source of Funds for Fiscal Year Ended March 31, 2011
The Company’s primary sources of funds since incorporation were the issuance of common shares and shareholder loans.  As at March 31 2011, the Company had cash of £1M.

The Company had a working capital of £5.3M at March 31, 2011.

Use of Funds for Fiscal Year Ending March 31, 2012
For Fiscal 2012, the Company estimates that it might expend £2M on general/administrative expenses.  During Fiscal 2012, the Company estimates that it might expend £1M on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company anticipates no material changes to either facilities or employees in the near future.

United States vs. Foreign Sales
The Company generated no sales revenue in the United States in Fiscal 2011/2010/2009.

B. Business Overview
Introduction
The Company is engaged in the supply, design, installation and maintenance of closed circuit television and surveillance systems, the sale of security system related products and provision for electronic and mechanical services.  The principal activities of the subsidiaries are set out in note 18 to the financial statements.

Business Operation
UniVision’s operations are considered to fall into two broad areas: services and products.  Services make up the majority of revenue and comprise two main categories: design & installation of security systems and maintenance of those systems.  Products comprise security related goods either designed and manufactured by the company or items supplied by other companies and re-branded as UniVision product.  UniVision will undertake work either as a main contractor or on a sub-contractor basis.  For product sales, the company will either sell direct to distributors or will sell to competitors who will then rebrand the product (for example MultiVision). MultiVision was our partner for a few casino projects in Macau during 2002 to 2006. The Company sold our products to MultiVision and then it rebranded products for the casinos. Those products were not manufactured by Multivision’s PRC factory because such factory did not have the required capacity and expertise.

UniVision has in the past specialized mostly in the supply, installation and maintenance of CCTV cameras.  The geographical market has traditionally been Hong Kong with some work undertaken in Macau and PRC. In the past, CCTV systems have operated using analogue technology.  In recent years there has been a shift towards the use of digital technology and this is considered to be an opportunity for UniVision to develop products to migrate analogue systems to digital.

Internet Protocol (“IP”) Video is providing the CCTV industry with a unique set of tools, particularly for use in the demanding transportation industry which has used analogue systems for a decade. The use of a Hybrid IP analogue system is the most cost effective way to connect IP and analogue cameras with CCTV Matrix Controllers and DVS. Hybrid solutions provide large installed base analogue cameras with a gateway to transmit video streams from networks and the Internet. There are considerable opportunities in Greater China which is providing avenues for the Hybrid solutions. The Group is looking into several different solutions, including Video compression technology MPEG-4 and H.264, Digital Encoder and Decoder (Codec) with built-in video analysis algorithms.  These systems are particularly prevalent in the Homeland Security field, where new areas of focus will be centered on intruder detection, loitering detection, left behind objects and trip wire. We expect that the market will go towards more sophisticated and integrated systems as well as high-tech products. The Board believes that UniVision will be among the pioneers in providing the most effective solutions for businesses involved in airport, rail and traffic surveillance industry and we hope to expand our sphere of business accordingly. By focusing on our core strength, we remain cautiously optimistic in our future growth prospects.

Technologies, Solutions and Products
As technologies become more sophisticated and intelligent, and converge with IT industries, the capacity to provide total solutions, as well as integrated systems, becomes vital. On the solutions side, an ongoing product development programme is in place to cater to the needs of the Group’s growing client base in the Asia Pacific region. The Group’s developed Digital Video Server with PC and embedded base solutions came to market in July 2007 and has been used in several projects in Hong Kong. A developed Video Amplifier with an on-screen display function was launched at the same time and the first order is due to be implemented into the CCTV System for the Hong Kong Island Area Traffic Control. The embedded DVR, which is sold under the Univision brand, has been used in several projects in Hong Kong. The newly developed Video Amplifier with an on-screen display function has also been used in one of our projects. We have received several other enquiries and are excited by its potential. We are also working on video analysis algorithms as well as some applications which we expect to launch in the coming year. We are currently working on H.264 CoDec with built in video analysis algorithms which we expect to launch early in the next financial year.

Business of our Subsidiaries

Leader Smart Engineering Limited, incorporated in Hong Kong , is the holding company of Leader Smart Engineering (Shanghai) Limited. It is an E&M (Electrical and Mechanical) engineering contractor. It has a broad customer base and a track record of involvement in projects for various well-known companies, including Mercedes Benz Showroom (completed in 2005), Shanghai Ka Wah Centre (completed in 2003), and UPS office (completed in 2005).

Leader Smart Engineering (Shanghai) Limited is also an E&M (Electrical and Mechanical) engineering contractor. Its business scope includes to supply, design, installation and maintenance of electrical and mechanical systems, decoration and provision of engineering consultancy services. Leader Smart Shanghai provides turn key E&M services to high-rise office buildings, commercial and residential development projects, retail malls, shopping centers, factories and showrooms in the PRC. Fu Li Wa Property Development Co. Ltd., the property developer for Zhongshan shopping mall project was the largest customer of Leader Smart Shanghai.  The percentage of revenues attributable to the Shanghai subsidiary from the project was 79%, 0% and 1% respectively for the financial year ended 31 March, 2009, 2010 and 2011.

 T-Com Technology Co. Limited, our Taiwan subsidiary, is engaged in the same business as UniVision  Engineering Limited,our Hong Kong subsidiary, namely, supply, design, installation and maintenance of closed circuit television and surveillance systems to customers and sales of security related products. Such projects generally involve entering into construction contracts, maintenance contracts and sales of our products. Both our Taiwan and Hong Kong subsidiaries have a strong track record of completing high profile projects including installing CCTV systems in local airports and railway stations such as Formosa Plastic Group Refinery, UMC Group CCTV System and Taiwan CKS Airport.

Our Hong Kong subsidiary has completed the following high profile projects: Hong Kong International Airport (1999), Lantau Link Bridge Crossing (1997), Hong Kong Mass Transit Railway CCTV upgrade (2000) , Sydney City Railway Network, Australia (2004).

We are evaluating the possibility of developing new products but that will not be made commercially viable in the near future.

Segment Information
Segment information is presented by way of two segment formats: (a) by business segment as a primary segment reporting basis; and (b) by geographical segment as a secondary segment reporting basis.

(a) Business segments

Management has determined the operating segments based on the reports reviewed by the chief operating decision maker, being the chief executive officer, that are used to make strategic decisions.

Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided. The Group’s reportable operating segments are summarized as follows:

- Security and surveillance
- Electrical and mechanical

The Security and surveillance further divided into the following sub-segments:
- Construction contracts
- Maintenance contracts
- Product sales
- Solution sales

Only construction contracts exist in the Electrical and mechanical segment.

The Company’s Hong Kong business covers all the above segments but has no solution sales since fiscal year of 2009. Our Taiwan subsidiary, also a CCTV surveillance systems provider, performed its construction and maintenance contracts during fiscal years of 2009, 2010 and 2011 and recorded product sales. Leader Smart Shanghai, our PRC subsidiary provides E & M installation and interior decoration services pursuant to its construction contracts.

Results by business segment for the year ended March 31, 2011, 2010 and 2009 are as follows

The following is an analysis of the Group’s revenue and results by operating segment:

	Year ended March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	4,006,634	1,478,157	5,484,791
- Maintenance contracts	2,464,360	-	2,464,360
- Product sales	627,212	-	627,212
Revenue from external customers	7,098,206	1,478,157	8,576,363

Segment income/(loss)	2,738,348	(2,294,176)	444,172
Gain on reconsolidation of a subsidiary	-	8,426,380	8,426,380
Finance costs	(37,934)	(581,184)	(619,118)

Income before income tax	2,700,414	5,551,020	8,251,434

	Year ended March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	4,188,245	-	4,188,245
- Maintenance contracts	2,027,207	-	2,027,207
- Product sales	258,291	-	258,291
Revenue from external customers	6,473,743	-	6,473,743

Segment loss	(1,018,997)	(376,045)	(1,395,042)
Loss on deconsolidation of a subsidiary	-	(8,324,208)	(8,324,208)
Finance costs	(40,042)	(571,615)	(611,657)

Loss before income tax	(1,059,039)	(9,271,868)	(10,330,907)

	Year ended 31 March 2009
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	3,469,222	2,947,913	6,417,135
- Maintenance contracts	2,073,129	-	2,073,129
- Product sales	382,837	-	382,837
- Solution sales	351,259	-	351,259
- Management fee	-	4,163	4,163
Revenue from external customers	6,276,448	2,952,075	9,228,523

Segment income/(loss)	(427,870)	865,412	438,042
Finance costs	(735,955)	-	(735,955)

(Loss)/income before income tax	(1,163,875)	865,912	(297,913)

The following is an analysis of the Group’s assets and liabilities by operating segment:
	At March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Segment assets	5,833,306	12,120,469	17,953,775
Unallocated assets	-	-	-
Consolidated total assets	5,833,306	12,120,469	17,953,775

Segment liabilities	2,968,860	8,431,161	11,400,021
Unallocated liabilities	-	-	-
Consolidated total liabilities	2,968,860	8,431,161	11,400,021

	At March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Segment assets	6,433,219	44,936	6,478,155
Unallocated assets	-	-	-
Consolidated total assets	6,433,219	44,936	6,478,155

Segment liabilities	3,631,064	4,900,516	8,531,580
Unallocated liabilities	-	-	-
Consolidated total liabilities	3,631,064	4,900,516	8,531,580

	At March 31, 2009
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Segment assets	14,668,385	6,410,498	21,078,883
Unallocated assets	-	-	-
Consolidated total assets	14,668,385	6,410,498	21,078,883

Segment liabilities	3,878,181	7,990,386	11,868,567
Unallocated liabilities	-	-	-
Consolidated total liabilities	3,878,181	7,990,386	11,868,567

Other segment information

Amounts regularly provided to the chief operating decision maker but not included in the measure of segment profit or segment assets and not allocated to any operating segments:
	Year ended March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	17,813	-	17,813
Depreciation	85,498	-	85,498
Impairment loss recognized on goodwill	-	-	-

	Year ended March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	29,421	-	29,421
Depreciation	55,043	-	55,043
Impairment loss recognized on goodwill	68,509	723,436	791,945

	Year ended March 31, 2009
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	57,070	-	57,070
Depreciation	164,976	26,957	191,933
Impairment loss recognized on goodwill	309,325	-	309,325

* Capital expenditure represented plant and equipment.

(b) Geographical segments

In determining the Group’s geographical segments, revenues are attributed to the segments based on the location of the customers and assets are attributed to the segments based on the location of the assets. No further geographical segment information is presented as the Group’s revenue is materially derived from customers based in one geographic segment comprising Hong Kong, Macau, Taiwan and the PRC, and all of the Group’s assets are located in the same geographic segment.

Competition

Management believes that the company has a particular skill and competitive advantage in combining analogue and digital systems. UniVision’s strengths are considered to be the integration and installation of systems rather than product development and product sales.  Management is focusing on developing integrated CCTV systems which comprise not only CCTV cameras but associated networking, control centres etc. Additional product offerings include smart card systems. The applications targeted by UniVision include the following:
-	City traffic surveillance including highway, bridge and tunnel monitoring and surveillance.
-	Railway and mass transit stations and control centres
-	Air cargo and container terminals surveillance.
-	Airport apron security and immigration and customs surveillance
-	Detection and monitoring of forest fires
-	Border control surveillance
-	Prisons and correctional institutes
-	Commercial, government and industrial building security systems.
-	Oil refineries and power stations.

In terms of product development, UniVision plans to meet the anticipated uptake in digital systems with new product offerings. In addition to surveillance systems, UniVision also provides smart card systems, and, for a University hostel in Hong Kong, has developed a smart card system for door access and an “e-purse” for air-conditioning and laundry services.  Further development of the smart card system is expected with the inclusion of a finger print reader.

The Company’s products and services are differentiated from our competitors by the following features

•	Long establishment over 32 years with proven track records of large projects;

•	Reliability of the systems, product and services;

•	Experienced and professional engineers and technical team;

•	Competitive price;

•	24/7 (24 hours with 7 days) maintenance support and customer service; and

•	Brand recognition.

Market and customers
Management believes that there will be significant growth in demand for digital surveillance products.  In view of the large number of new infrastructure projects being built or planned in Greater China (i.e. Hong Kong, Macau, PRC and Taiwan), management anticipates that this geographic area will be the greatest contributor to revenues for the next three years or so.  However, management believes that other parts of Asia, the Middle East and Europe will become more significant in the future and that these markets offer greater long term potential. Rather than targeting certain countries or regions management intends to target specific types of projects which fit with UniVision’s experience and credentials.  In this regard, it is the intention to facilitate geographical expansion by working with key partners in particular countries.  In this regard discussions have been held with potential partners in Taiwan, Australia and Germany. Details of major customers are included in section 7 of this report.  Management considers that the customer base has changed – in earlier years the Hong Kong government and Hong Kong International Airport were the major customers.  Current key customers are considered to include MTR Corporation, Hong Kong International Terminals, Modern Terminals, Siemens, and ATAL Technologies in addition to the Hong Kong government. The maintenance contract with MTRC has a contract value of US$3.7 million (approximately £2.37 million.75% of the contract value has been recognized in the book as of March 31, 2011. It is a three-year contract which commenced in January 2009 and was expired in December 2011. The contract has been renewed for a further three year period commencing on 1 January 2012 on terms similar to the original contract. MTRC is the Company’s largest customer in maintenance segment which comprises approximately 19% of our annual revenues.

Management aims to recruit and retain sales staff who are technically able and who can perform most pre-sales evaluation and suggest solutions. There are no specific marketing efforts: rather, the company aims to build on its reputation by completing jobs on a timely basis. Alliances and partnership agreements are a key part of the company’s expansion strategy.  This is illustrated by the recent partnering agreement with the PRC party to install forest fire monitoring systems as well as the former alliance with MultiVision for some casino projects in Macau from 2002 to 2006 and a distribution agreement with T-Com Tech Co. Ltd (T-com) in Taiwan.  The latter gives scope for expansion in Taiwan and gives UniVision access to T-com’s products. Such alliances are considered by management to be key competitive advantages for UniVision.

Although the financial crisis of the last year has slowed down the investment in technology and the growth of the economy, IMS Research’s latest report, “The China Market for CCTV and Video Surveillance Equipment – 2010 edition” by IMS Research, though 2009 was disappointing, the market in China is forecasted to grow at a CAGR of 20.2 percent between 2010 and 2014 and be worth an estimated $3.5 billion (approximately £ 2.3 million) in 2014, a substantial portion of the global market. (The data were quoted by a press release and a third party publication, not from the report itself.) The major drivers for market growth are increasing investment from the government in infrastructure and public security projects. There is continuing strong demand for IP Video, such as Digital Video Servers (DVS), Network Video Recorders (NVRs) and Internet Protocol (IP) cameras. There is growing demand of applying these network based solutions to protect valuable assets and provide a safe environment in transportation, city surveillance, schools and universities.

The Group is looking into several different solutions, including Video compression technology, MPEG-4 and H.264, Digital Encoder and Decoder (Codec) with built-in video analysis algorithms. These systems are particularly prevalent in the Homeland Security field, where new areas of focus will be centred on intruder detection, loitering detection, left behind objects and trip wire. The Board expects the network video market to show strong growth in the coming years and considers that the Company is well placed to reap the benefits of this growth. The E&M business in the PRC has made a good start, where we have a involved in a shopping mall project in Zhongshan, the PRC and the coming project in Huangshan. Leader Smart Shanghai, our Chinese subsidiary entered into a construction contract valued at RMB 65 million (approximately £ 6.6 million) with the property developer in the Zhongshan Project and also entered into a construction contract valued at RMB 49 million (approximately £5 million) with the hotel developer in the Huangshan project. The progress will depend on the economic environment and the funding available.

  Network video surveillance solution shows strong demand and becomes the trend. With falling prices of network based devices and increased performance, it accelerates the migration towards network video surveillance solution.

We are working on that direction to identify suitable products in the market, such as video compression technology, digital encoder and decoder with built-in video analysis algorithm and video management platform, and which provide added values in order to cope with the changing market.

Pricing

Management aims to tender at competitive prices while maintaining product quality. Payment terms are agreed prior to the commencement of work and will be agreed on an individual basis. Normally, 20% will be received once the design of the security system is completed, 40% on delivery and 20% on installation.  A further 15% will become due if the system’s performance is satisfactory and 5% will be retained pending the expiration of a defects liability period which is normally 12 months following completion. Product prices are reviewed regularly to ensure the company’s prices are competitive in the market.  Any deviation from the published prices requires review by manager and by the CEO. The company policy is to offer credit terms of 30 days.  In a number of cases customers enjoy the benefit of longer credit terms but these are not formally agreed.

Suppliers and purchases
UniVision will often use subcontractors on installation contracts and will employ casual labor to undertake the more routine aspects of installation work. There are no forward purchase commitments.

Government Regulation

The Company’s PRC subsidiary is a WFOE (Wholly Foreign-Owned Enterprises) which is mainly governed by the Foreign Currency Administration Rules and Foreign-Funded Enterprise Law and their implementation rules. The regulatory body for the former rules is the State Administration for Foreign Exchange of the PRC (“SAFE”). The regulatory bodies for the latter rule is the Ministry of Commerce and State Administration for Industry and Commerce.

Currency Conversion

The currency in PRC, Renminbi “RMB”, is subject to foreign exchange control by the PRC Government. The convertibility of RMB is restricted to some allowed purposes. Under the existing foreign exchange regulations, payment of current accounts items, such as dividends, interest payment can be made in foreign currencies without prior approval from SAFE. However, paying capital expenditures outside PRC in foreign currencies which are converted from RMB requires prior approval from SAFE. The PRC government also has its discretion to restrict access to foreign currencies for  “current account” transactions in the future. As a result, the Company may not be able to pay capital expenditures and dividends in foreign currencies that remitted out of China.

 Our operations in China use their local currency as their functional currencies. Because of this, we are subject to the effects of exchange rate fluctuations with respect to the Chinese RMB. For example, the value of the Renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to the U.S. dollar had generally been stable and the Renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese Renminbi to the U.S. dollar. Under the new policy, Chinese Renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese Renminbi against the U.S. dollar. We can offer no assurance that Chinese Renminbi will be stable against the U.S. dollar or any other foreign currency.

Foreign Investment in PRC Operating Companies

The Foreign Investment Industrial Catalogue jointly issued by MOFCOM and the National Development and Reform Commission (“NDRC”) in 2007 classified various industries/business into three different categories: (i) encouraged for foreign investment; (ii) restricted to foreign investment; and (iii) prohibited from foreign investment. For any industry/business not covered by any of these three categories, they will be deemed industries/business permitted to have foreign investment. Except for those expressly provided restrictions, encouraged and permitted industries/business are usually 100% open to foreign investment and ownership. With regard to those industries/business restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. The reason that our business is not subject to limitation on foreign investment and ownership is as follows:
(i)       our PRC Subsidiary’s business falls under the class of “providing the design, installation and technical advice on E&M decoration works for construction contracts”, which is open to 100% foreign investment and ownership;
(ii)      our business does not fall under the industry categories that are restricted to, or prohibited from foreign investment; and
(iii)     whether a business is subject to foreign investment restriction is subject to interpretation by MOFCOM and/or the NDRC, restructuring of each of our operating entities into a wholly foreign owned enterprise, each of which has been approved by the local MOFCOM, can also directly evidence no limitation on foreign investment and ownership to our business.

Indirect Transfers of Equity Interests

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authorities in charge of that PRC resident enterprise with certain relevant information within 30 days from the date of the execution of the equity transfer agreement. The PRC tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Because Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

Seasonality
Our business is not materially effected by the seasons.

Sources/Availability of Raw Materials
Below are the major suppliers critical to the Company’s operations and their respective percentages with which they have historically supplied:

For the financial year ended 31 March, 2011

•	INNOVAR TECHNOLOGY LIMITED, 15.27%
•	CYBER WORLD CREATIONS (HK) LIMITED, 6.04%
•	BOSCH SECURITY SYSTEMS LTD, 5.85%
•	SUN SHINE ELECTRICAL CO. LTD, 4.98%
•	SHENZHEN DIBAO IMPORTS AND EXPORTS CO. LTD, 4.96%
•	SCHNEIDER ELECTRIC (HONG KONG) LTD, 4.76%

For the financial year ended 31 March, 2010:-

•	SIEMENS LTD, 10.11%
•	BOSCH SECURITY SYSTEMS LTD, 9.81%
•	INNOVAR TECHNOLOGY LIMITED, 8.03%
•	SYNNEX TECH. INT'L (HK) LTD, 4.37%
•	EVOC INTELLIGENT TECHNOLOGY COMPANY LIMITED, 3.76%
•	ZHEJIANG DAHUA TECHNOLOGY CO., LTD, 3.65%

For the financial year ended 31 March, 2009:-

•	XIN HENG ZONG DIGITAL TECHNOLOGY CO. LTD, 50.18%
•	ZHEJIANG DAHUA TECHNOLOGY CO. LTD, 8.14%
•	VERINT SYSTEMS (ASIA PACIFIC) LIMITED, 6.21%
•	SYNNEX TECHNOLOGY INTERNATIONAL (HK) LTD, 2.81%
•	NEWSTREAM TECHNOLOGIES LIMITED, 2.61%
•	BEIJING VORX TELECOMMUNICATION CO. LTD, 2.57%

Dependency upon Patents/Licenses/Contracts/Processes
Our business is not materially dependent on patents or licenses of patents from others. However, we rely heavily on past job references and licenses such as approved specialist contractor license, approved electrical contractor license, ISO 9000, etc. for tendering certain projects.

C. Organizational Structure

Headquartered in Hong Kong, UniVision Engineering Limited is a turn key designer, developer, installer and service provider of state-of-the-art Closed Circuit Television Security and Surveillance Systems in Hong Kong, the PRC and Taiwan.

In addition to providing one stop solutions in the security and surveillance industry, through our wholly owned subsidiary, Leader Smart Engineering (Shanghai) Limited, we also offer customers turnkey Electrical and Mechanical Engineering design, general contractor services and environmental design, development projects, retail malls, shopping centers, factories and show rooms.

With the acquisition and incorporation of Leader Smart and T-Com, a leading security surveillance technology development company headquartered in Taiwan, management has exhibited its ability to identify, acquire and integrate synergistic organizations in ways that are accretive to the overall business that also add to the competitive advantage of the markets we served.

The wholly owned subsidiary in Shanghai, Leader Smart (Shanghai), currently operates under as a Wholly Owned Foreign Enterprise (WOFE) that was established prior to September 2006. The new and very restrictive regulations that, in essence, have placed a moratorium on foreign listings of PRC companies since September 8, 2006.

The Regulation on the Acquisitions of Domestic Enterprises by Foreign Investors was promulgated by six PRC regulatory bodies, including Ministry of Commerce and became effective on September 8, 2006. It has certain provisions that purport to require offshore SPVs formed for the purpose of acquiring PRC domestic companies to obtain approval prior to listing their securities on an overseas stock exchange. As our PRC subsidiary is not defined as a domestic enterprise, we are not subject to the aforementioned regulations. Leader Smart Engineering (Shanghai) Limited is a Wholly Foreign-Owned  Enterprise (WFOE) because the Company’s sole shareholder is Leader Smart Engineering Limited , a Hong Kong company, which is treated as a foreign enterprise under the Regulation on the Acquisitions of Domestic Enterprises by Foreign Investors (The “Regulation”).  The Regulation only applies to the domestic enterprises and not to foreign enterprises.

Listing of Subsidiaries

Name	Country of Incorporation	proportion of ownership interest
		Voting power

T-Com Technology Co	Taiwan	52.25%
Limited

Leader Smart	Hong Kong	100%
Engineering Limited

Leader Smart	The PRC	100%
Engineering (Shanghai)
Limited

Note:

Leader Smart Engineering (Shanghai) Limited is the Group’s indirectly owned through wholly-foreign owned enterprise established in the PRC to operate for 20 years up to 2025.

The current group structure is as follows:
Mr. Stephen Sin Mo Koo, the Executive Chairman of the Company, is the sole director and the shareholder of Up Sky Investments Limited.

D. Plant and Equipment

There were no material tangible fixed assets in the Company as of March 31, 2011.

Item 4A. Unresolved Staff Comments
Not applicable.

Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this registration statement on Form 20-F.

A. OPERATING RESULTS

You should read the following discussion and analysis in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this registration statement on Form 20-F.

Overview

FINANCIAL REVIEW

The Company has been involved in litigation with the former director and legal representative of a PRC Subsidiary who was accused of damaging the financial interest for the Subsidiary. He refused the Court judgment to return the chop and license to the Company. A chop is necessary for approving decision relating to the operations and management of a PRC firm and legally authorizing documents. Due to the temporarily loss of control over the financial and operating policies of the PRC Subsidiary pending the Higher Court decision on the litigation, the assets, liabilities and the operating result of the Subsidiary need to be deconsolidated from the Group’s reporting statements in the year ended March 31, 2010. The net asset value of £8.4m was excluded from the Group’s Consolidated Statement of Financial Position. The loss on deconsolidation is £8.3m and also £0.8m for the one-off impairment loss of goodwill for the Subsidiary’s immediate holding company. Total adverse impact on the financial result from the deconsolidation is £9.1m in the Consolidated Statement of Comprehensive Income.

The Group incurred a substantial loss of £10.3m for the year ended March 31, 2010 mainly due to one-off deconsolidation for the Subsidiary. The above non-operating and one-off items led to the Group’s total liabilities exceeding its total assets by £2m. Nevertheless, we consider that the loss was mainly caused by the non-cash and provisional items. The Management believes that said provisions will be written back after re-consolidating the Subsidiary in the next financial period in viewing of the Group has recovered the right of control over the Subsidiary following a court judgment in favour of the Company.

The Group has net cash generated from operating activities of £1.3m for the year ended March 31, 2010 (2009: -£0.1m), and also maintains the cash and cash equivalents at the end of the year £0.9m (2009: -£0.1m). Management believes this shows the cash generating capacity for the Group’s continuing operations and the cash position are not weak because the current available cash could cover the Company’s operating expenses for at least five months. The management believes the continuing operations and cash position of the Company are not weak. The cash balances can cover the operating expenses for at least the next five months even if in the extreme circumstances where the Company would receive no revenue from the business operations. Having cash balances to cover the Company’s operating expenses for at least the next five months is set by the management as a prerequisite condition to be satisfied before the Company will consider any opportunities for business expansion. If our cash position cannot cover operating expenses for the five month period, the management will adopt appropriate measures in order to generate more cash inflow, including, but not limited to, offering cash rebate or discount to the customers and aging receivables, sales promotion for aging inventories,  reducing capital expenditure and headcount. In securing the necessary US$3 million (approximately £ 1.94 million) to sustain operations over the next 12 months, the management will negotiate or extend the banking facilities, raise additional funds in the capital markets through equity or debt financing. If the Company fails to secure the necessary US$3 million to sustain operations over the next 12 months, the business growth will be restricted, certain assets will be disposed of at a discount, budgets for the operations costs and overheads will be cut down.

Revenues decreased by 30% to £6.4m for the year ended March 31, 2010 (2009: £9.2m).  This reduction was mainly due to the exclusion of revenues in the deconsolidated PRC Subsidiary and the reduction in construction contracts. Our maintenance contracts remain the level of revenue as last year in the Group and even increasing in the Hong Kong region, which contributes relative higher profit margin and constant cash flow for the operation of the Group. Our major customers in the Security and Surveillance business are public organizations and government departments which have provided constant orders and reliable payment schedules.

Gross profit margin was slightly reduced to 33.0% for the year ended March 31, 2010 (2009: 33.4%) and remains relative constant due to the continuously effective cost control on the resources of enterprise. The "resources of enterprise" represent our human resources, i.e. project and maintenance teams, sub-contractors, logistics, and inventory.

Administration expenses decreased by 18.5% to £1.7m for the year ended March 31, 2010 (2009: £2m) due to the exclusion of the said expenses of the PRC Subsidiary from the Group. Finance costs decreased 16.9% to £0.6m for the year ended March 31, 2010 (2009: £0.7m) due to reducing the loan interest rate to 15% p.a. payable to our major shareholder and the cost saving measure by terminating the Hong Kong’s loan and overdraft facilities. No significant capital investment occurred in the current year.

(Loss)/earnings before Interest and Tax (EBIT) are (£9.7m) for the year ended March 31, 2010 (2009: £0.4m). Net loss before income tax is £10.3m for the year ended March 31, 2010 (2009: £0.3m). Basic loss per share increased to 2.70p (2009: 0.14p).

A final verdict on the litigation between UniVision and Mr Ip, the former legal representative of Leader Smart Engineering (Shanghai) Limited (“Leader Smart” or the “Subsidiary”), the Group’s wholly owned subsidiary in PRC had been issued by the Court in favour of the Group in September 2010. The Group has successfully obtained all of Leader Smart’s chops which represent the Leader Smart’s seal, business license and the legal representative’s chop back from Mr Ip. The legal representative of Leader Smart was also changed from Mr Ip to Mr. Stephen Koo (the Executive Chairman of UniVision) in November 2010. The Group has now re-gained control over Leader Smart and restored the power to govern the financial and operating policies of Leader Smart. UniVision, as a result, was able to re-consolidate the accounts of Leader Smart into the Group’s annual accounts for the financial year ended March 31, 2011.

The assets, liabilities and operating results of the Subsidiary have been reconsolidated into the Group’s financial statements in the current year. The Group recognized a gain on reconsolidation of £8.4m in the Consolidated Statement of Comprehensive Income. The capital deficiency of the Group has recovered from the deconsolidation of Leader Smart in the prior year, such that total assets exceeds total liabilities at the end of year by £6.5m for the year ended March 31, 2011 (2010: -£2m).

                The income attributable to the equity holders of Company in 2011 is £8.2m (2010: £10.3m loss). The Group has the provision for impairment loss on trade and other receivables totaling £0.9m (2010: £1.1m).

                The Group generated net cash of £0.5m from its operating activities for the year ended March 31, 2011 (2010: £1.3m) mainly due to the increase in trade and other receivables of £1m. It maintained the cash and cash equivalents at March 31, 2011 of £1m (2010: £0.9m).

                Turnover in the period was increased by 32% to £8.6m for the year ended March 31, 2011 (2010: £6.5m).  This increase was mainly due to the inclusion of turnover from the formerly deconsolidated Subsidiary, restarting of the Group’s E&M business in Hong Kong, growth of 27 % in the value of the Group’s Hong Kong construction contracts and growth of £0.42m in the value of the Group’s Taiwan product sales. The maintenance contracts recorded 20% growth for the Group as a whole, including a remarkable growth of 63% in the Taiwan business, which compensated for a 30% fall in revenue for its construction business. On the other hand, the Group’s business in Hong Kong is relatively stable.

                Gross profit margin improved to 39% for the year ended March 31, 2011 (2010: 33%) despite an increase in operating costs as a result of inflation. The major contributing factors were business growth of 27% (£0.4m) in Hong Kong construction contracts and the inclusion of our E&M business (£1.5m) which had a higher gross profit margin than the overall business. The above factors offset the adverse effect from the 30% decline of Taiwan construction contracts which had a relatively higher gross margin than its maintenance contracts.

                Administration expenses increased by 18% from 2010 to £2m (2010: £1.7m) mainly as a result of the inclusion of £0.15m of expenses for the two years of Leader Smart whilst deconsolidated, an increase in legal and professional fees and the operating costs due to inflation. Finance costs remained constant during the year.  The largest component of total finance costs (£0.62m) was the non-cash provision of accrual loan interest payable to our former holding company £0.58m (2010: £0.58m).

                Earnings before Interest and Tax (EBIT) was £8.8m for the year ended March 31, 2011 (2010 loss: £9.7m). Net income before income tax was £8.3m (2010 loss: £10.3m). Basic earning per share for this year was 2.14p (2010 loss per share: 2.70p).

OPERATING REVIEW

UniVision’s business operates in two distinct areas, namely the provision of turn key Security and Surveillance Systems, and in the Electrical and Mechanical (“E&M”) sector. The Security and Surveillance Systems business includes provision of installation of and maintenance services for such Systems. The first order and the subsequent orders for the installation of Security and Surveillance Systems for the project are governed by various construction contracts. The subsequent maintenance services after the completion of installation works is included in the segment of maintenance contracts.

The Security and Surveillance Systems business, which provides a one stop shop for our clients’ needs and includes our subsidiary T-Com, has continued its growth in the Greater China Region. The performance of this business has been stable over the course of the year.

Our E&M business is operated only through Leader Smart Shanghai, our wholly owned subsidiary based in Shanghai. It is included in the segment of construction contracts. The financial results of Leader Smart Shanghai was not consolidated in our financial statements for the fiscal year ended March 31, 2010 due to a lawsuit between Leader Smart Shanghai’s legal representative and us, as described in Item A.7 of this Form 20-F. As such, we did not record any E&M revenues and related costs associated with our construction contracts in the fiscal year ended March 31, 2010. The E&M revenues associated with our construction contracts was £2.9 million and £6.9 million, respectively, for the fiscal years ended March 31, 2009 and March 31, 2008.

Due to the temporarily loss of control over the financial and operating policies of the PRC Subsidiary pending the Higher Court decision on the litigation, the assets, liabilities and the operating result of the Subsidiary need to be deconsolidated from the Group’s reporting statements in the year ended March 31, 2010. Nevertheless, the Subsidiary will continue to expand and develop our E&M business after the Company has re-gained the control over the Subsidiary’s financial and operating policies. Following the settlement of the litigation over Leader Smart, we will continue to explore our growth target of the E&M business in PRC. We are looking at various strategic options to access capital in order to be in a position to begin new projects. As well as driving forward our organic growth, we will also look for further possible expansion in Security and Surveillance businesses through select M&A targets within the South East Asia region.

The demand for surveillance products and systems in China has been growing rapidly due to growing security concerns and the Chinese government’s pledge to improve public security. Industrial and economic growth in the Greater China region is leading to an increase in the construction of facilities, such as hotels, shopping centres, and convention and exhibition centres.

There is a continuing strong demand for IP Video such as Digital Video Server (DVS), Network Video Recorders (NVRs) and Internet Protocol (IP) cameras. Specific examples of this include the upgrade of traffic surveillance in Hong Kong and the upgrade of Digital Video Server (DVS) for the Hong Kong MTRC and the Hong Kong Housing Authority, as well as the new Hong Kong Government Headquarters and the Western Kowloon development complex.

IP Video is providing the CCTV industry with a unique set of tools, particularly for use in the demanding transportation industry which has used analogue systems for a decade. The use of a Hybrid IP analogue system is the most cost effective way to connect IP and analogue cameras with CCTV Matrix Controllers and DVS. Hybrid solutions provide large installed base analogue cameras with a gateway to transmit video streams from networks and the Internet. There are considerable opportunities in Greater China which is providing avenues for the Hybrid solutions. The Group is looking into several different solutions, including Video compression technology MPEG-4 and H.264, Digital Encoder and Decoder (Codec) with built-in video analysis algorithms. Both MPEG-4 and H.264 are video compression standards. H.264 is more advanced with better efficiency in terms of compression technology. It requires more processing power and may be more expensive. H.264 takes less bandwidth for network transmission as compared with MPEG-4 with similar video quality..

The market will go towards more sophisticated and integrated systems as well as high-tech products. UniVision will provide the most effective solutions for businesses involved in airport, rail and traffic surveillance industry and expand our sphere of business accordingly.

The embedded DVR, which is sold under the Univision brand, has been used in several projects in Hong Kong. The newly developed Video Amplifier with an on-screen display function has also been used in one of our projects. We are also working on video analysis algorithms as well as other applications.

The success of our investments in T-Com Technology Co Limited and Leader Smart Engineering (Shanghai) Limited (“Leader Smart (Shanghai)”) has reinforced the Company’s strategy of acquiring interests in companies with strategic value. The acquisition of Leader Smart has enabled us to obtain WFOE (Wholly Foreign Owned Enterprise) status within China which provides a platform to further explore and expand the business in China.  The status of Leader Smart Shanghai as a WFOE gives us full control and power over its business operations, as compared to a joint venture. In the recent years, more and more local authorities encourage establishment of WOFEs in their cities. A WFOE is allowed to have broader business scope as compared to a domestic company. Owners of a WFOE have limited liabilities under the PRC Company Law. In addition, a WFOE is allowed to pursue listing of its stock in foreign countries and is not sub4ject to the Regulations on the Acquisitions of Domestic Enterprises by Foreign Investors. A WOFE is governed by Foreign-Funded Enterprise Law. The disadvantages of the WFOE include foreign exchange restrictions, higher registered capital requirement and complex procedures for initial registration.

Our Security and Surveillance business remains stable, although competition remains high. The Company is exploring new revenue streams from both the public and private sector in the Greater China Region. As to the public sector, the Company is currently exploring the opportunity to service the MTRC’s newly extended lines and a few potential government projects in Hong Kong. As to the private sectors, the Company is targeting new orders from Formosa Group in Taiwan. We are working with partners in other areas to secure product distribution channels, including Boshe, Samsung, Dell, etc. Hua Xin Trading and Development Co Ltd. is our business partner in Zhongshan Shopping mall project. We continue to enhance our product and application development programs.

The business model of E&M business with the property rights held as collateral as within Leader Smart (Shanghai) this year has proven to be successful and profitable. At the Shopping Mall in Zhongshan, we secured a contract that pledge with the property rights which includes the land use rights with respect to the land on which the Zhongshan shopping mall is built. Since the original Land Use Rights certificates related to the land are currently in our possession as collateral for the service payment owed to us, the property developer will not be able to transfer or dispose of the land without our consent. This model enables us to hedge the credit risk in doing business in China. This will also increase our related Security and Surveillance business. WFOE status of Leader Smart (Shanghai) is an advantage to attract foreign capital to invest in China

Investment and projects are pending or have been delayed due to unfavorable market conditions after the financial tsunami. Efforts have been focused on maintenance services, which have enabled constant cash flow for the operation of the Group. Given that infrastructure projects are to be implemented in the coming years in Hong Kong, as well as the expected growing demand for Security and Surveillance in the Greater China Region, we expect an improved trading performance in the short to medium term.

Our Electrical and Mechanical (“E&M”) business, which is operated through Leader Smart Shanghai; a wholly owned subsidiary based in Shanghai, is improving. We now have an operation in the Zhongshan shopping mall in the  PRC. We have also secured a hotel project in Huangshan, pursuant to which Leader Smart Shanghai will provide E&M installation services. The Management expects the revenues generated from this project may amount to approximately US$7 million (approximately £ 4.5     million. The installation is expected to be completed by the end of 2012, depending on the availability of our funds

Investment has slowed due to the financial crisis, and subsequently the progress of our E&M business has been delayed. We see market conditions improving and once additional funding is available, the above mentioned project will be implemented immediately. The Company will use the additional funding to continue to perform the E&M installation works in Huangshan hotel. In addition, the Company will use the remaining fund to develop another potential E&M project in PRC.

The global CCTV market is projected to reach around US$ 28 billion (approximately £18 million) by the end of 2013, at a CAGR (Compound Annual Growth Rate) of over 22% from 2010, according to the report “Global CCTV Market Analysis (2008-2012)” from RNCOS, a global industrial research provider. The data was quoted by a press release and a third publication, not from the report itself.

IMS Research’s latest report, “The World Market for CCTV and Video Surveillance Equipment – 2011 Edition”, estimates that the world market for video surveillance equipment continued to achieve strong growth in 2010, in excess of 10% on the previous year, despite the persistent after-effects of the global economic downturn. The report states that growth was predominantly driven by sales of network video surveillance equipment. Network video surveillance growth continues to be bolstered by the trickle-through effect from government stimulus-funded projects and the increasing penetration of higher value network video surveillance products, such as HD cameras.

IMS Research forecasts that the growth of the network video surveillance market and the decline of the analogue market will lead to a transition in 2014, with network video overtaking analogue in terms of sales revenue. However, the report predicts that in terms of shipments, analogue cameras are forecast to continue to outsell network cameras through to 2014.

We have identified a number of good suppliers, manufacturers as well as technology partners, to provide complete solutions to our customers using the latest available technology. The Board is confident that we can exploit these opportunities in the coming years due to the strong growth of the network video market.

There is continuing strong demand for IP Video, such as Digital Video Servers (DVS), Network Video Recorders (NVRs) and Internet Protocol (IP) cameras. There is growing demand for applying these network based solutions to protect valuable assets and provide a safe environment in transportation, city surveillance, schools and universities.

The Group is looking into several different solutions, including Video compression technology, MPEG-4 and H.264, Digital Encoder and Decoder (Codec) with built-in video analysis algorithms. These systems are particularly prevalent in the Homeland Security field, where new areas of focus will be centred on intruder detection, loitering detection, left behind objects and trip wire.

The Board expects the network video market to show strong growth in the coming years and considers that the Company is well positioned to reap the benefits of this growth. Meanwhile, an increasing number of manufacturers are introducing high definition megapixel networked cameras in the market. We are also seeing demand for wireless video solutions.

Though the video analytics market is at a relatively early stage compared to other areas of security and surveillance, it is expected that the potential of video content analysis applications is enormous. The algorithms used for video content analysis may be further enhanced and different technology, such as video indexing, may be applied to improve its application. The applications of video content analysis are considered in a sense that they are beyond surveillance purposes.

The Company is awarded a Certificate of Hong Kong Service Supplier (HKSS) from Hong Kong government under Mainland China and Hong Kong CEPA (Closer Economic Partnership Arrangement), which certificate enables the Company to expand its market reach and increase the awareness of its products in the PRC. The Company has been awarded such Certificate for its good standing in the industry with high profiles of job references. Under the CEPA, a certified suppler is permitted to provide engineering services in mainland PRC, notwithstanding the provision of such services by a WOFE was generally restricted in mainland PRC. Also, the Certificate provides the Company with certain flexibility in its business operation in mainland PRC, as well as fewer restrictions on the territorial areas where a supplier may operate and the scope of the business that it could engage in. Surely, the certificate enables the Company to expand its market reach and increase the awareness of our services and products in mainland PRC.

As technologies become more sophisticated and intelligent, and converge with IT industries, the capacity to provide total solutions, as well as integrated systems, becomes vital.

On the products side, the embedded DVR, which is sold under the UniVision brand, has been used in several projects in Hong Kong. The newly developed Video Amplifier with an on-screen display function has also been used in one of our projects. We are also currently working on some video analysis algorithms and a new application which we expect to launch in the coming year. The Group always assesses the possible opportunities with a view to making further strategic investments.

We have entered into a contract with MTR Corporation Limited (“MTR”), the sole owner and operator of the mass transit railway in Hong Kong, to provide maintenance services to MTR’s network of CCTV systems, public address systems and passenger information display systems on six railway lines as well as their related depots and ancillary buildings. The contract has a fixed value of approximately US$3,700,000 or £2,200,000 over a three year period, commenced on January 1, 2009.

Our maintenance contracts are important to the business by providing strong visibility in our revenue. We have extended our maintenance services with MTR for another three years. In particular, our relationship with the MTR has proved to be positive. We will have good potential in other confirmed and planned railway line developments in the coming five years.

Our Security and Surveillance business remains stable, although it declined in the reporting period. As a result of the infrastructure projects to be implemented in the coming years in Hong Kong, as well as the expected growing demand for Security and Surveillance in the Greater China Region, we are expecting good prospects in the coming years.

The E&M business in the PRC is still one of our growth targets. We are secured as we take property right as collateral to minimize the credit risk.

The completion of Zhongshan shopping mall was delayed due to lack of funding. As of the date of this registration statement, all concrete work and the superstructure from level one to six of the Zhongshan shopping mall project have been completed. The project has been topping up. Also, a pre-sale permit has been granted by the authority. Additional funding is required to be obtained by the developer to complete this project. The outstanding parts are  certain electrical and mechanical work and interior decoration. The delay led to decreased income and profit under the line item of “construction contract” in the Company’s financial statements for the fiscal years ended March 31, 2009 and 2010.

The contract of Zhongshan shopping mall was entered into by Leader Smart Shanghai, our Shanghai subsidiary. Pursuant to the construction agreement, the Company agreed to design, supply and install a digital solutions CCTV system and to conduct electrical and mechanical work for a shopping mall located in Zhongshan city. It performed as the sub-contactor for designing, supplying and commissioning of a digital solutions CCTV systems, electrical and mechanical work, decoration works, curtain wall, plumbing and drainage, ventilation systems, fire detection, sprinkler alarm systems and lift equipment for the shopping mall. In order to achieve the strategic objectives, the Company is working closely with Guangzhou Hua Xin Trading and Development Co. Ltd. (“Hua Xin”), our PRC partner, who owns 49% equity interest in the mall and has considerable expertise in the PRC real estate market and will facilitate our business expansion in the PRC.

As a significant development, the Company entered into a Transfer Agreement (the “Transfer Agreement”) with Huaxin and its affiliate Guangzhou Jun Heng Electrical and Mechanical Equipment Company Limited (“Jun Heng”) on June 22, 2012, pursuant to which the Company agreed to transfer all of its rights and interests in the project to Jun Heng in exchange for RMB 110 million (approximately £11.1 million or US$17.2 million), which will be paid in three installments as follows:

i.
The security deposit of $790,000 (approximately £0.51 million) paid by Jun Heng on December 22, 2011 in connection with the letter of intent will be accounted as the first payment made by Jun Heng under the Transfer Agreement, and

ii.
Jun Heng agreed to, within three months from the date of the Transfer Agreement, repay to Mayne Management Limited (“Mayne”) the outstanding loan owed by the Company to Mayne in the amount of HKD $31 million (approximately £2.56 million or US $3.97 million), and

iii.	The balance of RMB 79.5 million will be paid to the Company in cash or other methods to be mutually agreed by the parties to the Transfer Agreement by December 22, 2012.

Pursuant to the Transfer Agreement, Jun Heng also agreed to assume all of the contractual obligations and liabilities of the Company arising from those certain supplemental agreements on the Sales and Purchase Contract regarding the Zhongshan shopping mall project dated December 10, 2009, pursuant to which the Company’s wholly-owned subsidiary, Leader Smart Engineering (Shanghai) Limited (“LSSH”) provided a guarantee in respect of secured short-term financing arrangement with a maximum amount of up to approximately £4.4 million.

The Company will "reap the benefits" of the expected growth in the network video market in China regardless of its intention to sell the interests in the Zhongshan project –the  most significant asset. By disposal of the project, the Company will remove the financial burden of interest for shareholder’s loan US$6m (approximately £3.87 million) . Besides, the buyer, our business partner in the project will repay the loan that can release the significant liability. In addition, the Company can realize the profits from the project.

The management believes the Company is well positioned in this market though the completion and development of its projects are on hold for additional funding. Lack of funding is one of main issues in the construction and estate developing companies in PRC. Nevertheless, the Company has a few options to overcome it. As mentioned in last paragraph, the sale of its interests in the Zhongshan project to the PRC partner may help the Company to restore the position and competitive power in the market.

Our expansion in the Electrical and Mechanical (“E&M”) business is ongoing. Apart from a hotel project in Huangshan in the People’s Republic of China (the “PRC”), negotiations on several potential projects in PRC are in progress. For the contract of Huangshan Resort project, our Shanghai subsidiary performed as the sub-contactor for the installation of electrical and mechanical work, decoration works, fire detection, sprinkler alarm systems. With the expected appreciation of RMB as well as the property market in PRC, we are optimistic about our property linked E&M business.

Our maintenance contracts are particularly important to the business by providing strong visibility in our revenue and we expect growth of the business. In particular, our relationship with the MTR has proved to be positive. We will have good potential in other confirmed and planned railway line developments in the coming five years. The  five upcoming railway projects, namely West Island Line, South Island Line(East), Kwun Tong Line Extension, Shatin to Central Link and Guangzhou-Shenzhen-Hong Kong Express Rail.

Factors Affecting Results of Operations and Financial Condition

The major factors affecting our results of operations and financial condition include:

1. The available capital provided for the property linked E&M projects in PRC.
The growth of our business depends on the progress of the E&M projects which are capital intensive. It is difficult to seek financing in PRC for the government adopt the macro-economies policy to tighten the over-heating of property market. The lack of capital will defer the progress and the kick-off the new projects. Revenue will be affected.

2. The finance costs of funding.
Before the waiver of interest in December, 2011, UniVision paid interest at a 15% annual rate to its former major shareholder, Mayne Management Limited for loan of US$6,000,000 (approximately £ 3.87 million) for the financing the project of  shopping mall in Zhongshan PRC. The interest cost was US$900,000 (approximately £0.58 million) per annum. The interest burden diluted profits in the past years.

3. The retention of existing job orders and successful tender for new jobs.
A stable portfolio of works orders provides a constant cash flow to the enterprise. The retention of existing jobs subject to the renewal after the contract expired. The new jobs gathered depend on the successful bid from tenders in the highly competitive environment. The profit margin for the new orders may be below average.

4. Macro-economies condition
Financial distress may lower the demand and purchasing ability of customers. Budget cuts and reductions in capital expenditures in private sectors may seriously affect turnover.

5. Appreciation of RMB vs HK$ (US$)
The foreign exchange rate of RMB vs HK$ (US$) has appreciated in the past few years and is predicted to strengthen in the future years. The Company will benefit from the appreciation of business receipt and current assets in PRC. The account receivables under “E&M construction contract” with respect to the Zhongshan shopping mall project are the most significant assets of the Company. The Company can benefit from an appreciation of the RMB against HK dollar with respect to such assets. An appreciation of RMB against US dollar also decreases the amount of U.S. dollars the Company needs to repay with respect to the $5 million shareholder loan when the repayment was converted from RMB to U.S. dollar.

The effect on profit after tax from 5% increase/decease in exchange rate RMB vs HK$ in the sensitivity analysis at March 31, 2011, was HK$5.4 million. The sensitivity analysis is a method to measure the impact on the potential post-tax profit or loss for the year basing on the appreciation or depreciation of foreign currency against the reporting currency arising from the value of net assets or liabilities as the report closing date . Also, the possible change in the pegged rate between HK$ and US$ may cause some fluctuation in future profit. Nevertheless, we believe it is unlikely for HK Gov to cease the system in near future.

6. Deconsolidation of our PRC Subsidiary in the year ended March 31, 2010
The deconsolidation occurred due to a temporary loss of legal control of Leader Smart Shanghai in connection with a legal dispute with its former legal representative Mr. Ip. The management deconsolidated the PRC Subsidiary from the Company’s financial statements of the year ended March 31, 2010, since the Company did not have controlling power over the operation of Leader Smart Shanghai during such period.

The deconsolidation excluded all assets, revenue and income of Leader Smart Shanghai from the Group’s financial statements for the financial year ended March 31, 2010. The impact of deconsolidation was an incurrence of £ 8.3 million (US$13.2 million) in net loss. For additional impact of the deconsolidation, please refer to Note 33 to the Consolidated Financial Statement. The result of operations of Leader Smart Shanghai has been included in the 2011 financial year. It has not been recognized in 2010 financial year for the entity was not regarded as a subsidiary of the Group during the period.

In accordance with the supplemental agreements on the Sales and Purchase Contract regarding the shopping Mall Project (the “Refinancing Agreement”) dated December 10, 2009, Leader Smart Engineering (Shanghai) Limited, the once deconsolidated subsidiary, provided a guarantee in respect of secured short-term financing arrangement with a maximum amount of up to approximately £4.4 million (including outstanding principal and accrued interest and charges) as of the date of the registration statement. Pursuant to the Refinancing Agreement, Zhongshan Jun Yue Property Development Limited (the “Purchaser”) agreed to purchase certain portions of the Zhongshan shopping mall (the “Premises“) from Zhongshan Fu Li Wa Property Development Limited (the “Developer”) for an aggregate purchase price of approximately £3.8 million (Rmb40.7 million)  (the “Purchase Price”, and the date on which such Purchase Price is paid, the “Payment Date”).

The agreement provides that within 5 days after the payment of such purchase price, the Developer shall lease, from the Purchaser, the Premises for a term of 10 years, with a monthly rental payment at the rate of RMB 60 (approximately $9.2) per square meter. The agreement also provides that the Developer shall, within certain time period after entering into the leasing arrangement with the Purchaser, make an initial payment (the “Initial Payment”) consisting of a deposit in an amount equivalent to 6 months rent and an advance payment in an amount equivalent to 10 months rent to the Purchaser.

In the event the Developer failed to enter into the leasing arrangement or pay the Initial Payment, the Developer shall repay the Purchase Price (through scheduled installment payments) to the Purchaser within 150 days after the Payment Date (the “Repayment Deadline”). If the Developer fails to make such repayment by the Repayment Deadline, it shall pay to the Purchaser liquidated damages at a rate of 1 ‰ of the outstanding amount per day (for the first 90 days) or 1.5 ‰ of the outstanding amount per day (for anytime after such 90 day period). In addition, if the Developer fails to make the repayment in full within 90 days after the Repayment Deadline, the Purchaser shall be entitled to the legal ownership of the Premises and it can transfer all or portions of the Premises to any third party, and the Developer shall make a payment to the Purchaser in an amount of 30% of the Purchase Price plus RMB 1 million (approximately £0.1 million) as late fees.

Pursuant to the terms of the guarantee, at any time from the date of guarantee, in event of default in repayments, Leader Smart (Shanghai) is fully liable to repay the outstanding loan principal, together with penalty charges, accrued interest and related late fees.

Such financing arrangement is secured by all the retail spaces contained in the first five floors of the Zhongshan shopping mall (excluding all the common spaces and the land on which the mall is located). Leader Smart (Shanghai) is the third party guarantor for such financing arrangement.

Pursuant to the terms of the guarantee, at any time from the date of guarantee, in event of default in repayments, Leader Smart (Shanghai) is fully liable to repay the outstanding loan principal, together with penalty charges, accrued interest and related late fees. However, the Group determines that its risk exposure with respect to such guarantee is not substantial because the value of the collateral securing the financial arrangement exceeds the maximum amount payable under the financial guarantee contract. The guarantee period starts from the date of grant of the financial arrangement and ends when it is fully repaid. As of March 31, 2012, the secured short-term loan has become overdue and the financial arrangement is in negotiations for extension, but has not yet reached a final agreement as to repayment of the borrowings.

The agreements of guarantee were signed in December 10, 2009. The due dates for the leasing arrangement and the Repayment Deadline have passed. We and the Developer are currently negotiating with the Purchaser for extension of the short term loan and waiver of the accrued overdue penalty.  In addition, pursuant to the Transfer Agreement dated June 22, 2012 by and among the Company, Jun Heng and its affiliate Jun Heng, Hua Xin agreed to assume all the contractual obligations and liabilities of the Company arising from the Refinancing Agreement.

7. Reconsolidation of our PRC Subsidiary in the year ended March 31, 2011

               The Group has re-gained control over Leader Smart and restored the power to govern the financial and operating policies of Leader Smart. It is able to re-consolidate the accounts of Leader Smart into the Group’s annual accounts for the financial year ended March 31, 2011.

               The assets, liabilities and operating results of the Subsidiary have been reconsolidated into the Group’s financial statements in the current year. The Group recognized a gain on reconsolidation of £8.4million (US$13 million) in the Consolidated Statement of Comprehensive Income.

 8. Effect of government regulations and policies
Government policies and regulations have important effects on the business of the Company. The Company’s PRC subsidiary is a WFOE which is governed by the Foreign Currency Administration Rules. RMB is subject to foreign exchange control by the PRC Government. The convertibility of RMB is restricted to some allowed purposes. For paying capital expenditures outside PRC in foreign currencies converted from RMB requires prior approval from SAFE. The PRC government is at its discretion to restrict access to foreign currencies with respect to any “current account” transaction in the future. The Company may not be able to pay capital expenditures and dividends in foreign currencies that were remitted out of China.

The establishment procedures, approval procedures, registered capital requirement and corporate structures of WFOE are regulated by the Foreign-Funded Enterprise Law and their implementation rules. A WFOE is also subject to the Foreign Investment Industrial Guidance Catalogue. The Catalogue broadly categorizes different industries into Encouraged, Restricted and Prohibited categories and is subject to update from time to time. The Company may not be able to carry out its business or acquire new business if the Company’s business becomes _“Restricted” or “Prohibited”.

The new Enterprise Income Tax Law of the PRC became effective on January 1, 2008 and implemented a uniform income tax rate of 25% which is applicable to all resident enterprises including WFOE. The PRC Subsidiary no longer enjoyed the preferential tax rate of 15% as it did in the previous years. More  tax obligations will be imposed to the Company if there is further increase in the income tax rate.

The new Labor Contract Law of the PRC became effective on January 1, 2008. , Itimplemented more protective provisions for the employees.  Severance payment in connection with dismissal must be paid to the employees who have worked for the employer for more than 10 years. Also, an employer shall not discriminate an employee based on his or her race, gender and religious belief. A company in non-compliance will be fined. It increases the labor costs in PRC.

The Hong Kong Government may impose requirements with respect to mandatory medical insurance in the future. Like the current MPF (Mandatory Provident Fund) which was implemented in December 2000, it requires the employer pay 5% of the total relevant income for the employee by monthly contribution. It will increase the Company’s labor costs when the Mandatory Medical Insurance is adopted.

The Hong Kong Government may implement more stringent tests in its annual assessment of its approved specialist contractors for public projects.  It may adversely affect our revenue streams from government contracts if the Company fails to pass the annual assessment.

Revenues

The Company’s business operates in two main segments:-
-Security and surveillance
-Electrical and mechanical (“E&M”).

Security and surveillance is organized by the following sub-segments:
- Construction contracts
- Maintenance contracts
- Product sales

	Years Ended 31 March,
	2011	2010		2009
Business segments	Amount	Amount	2011 vs 2010	Amount	2010 vs 2009
	(in thousands of British pounds)
Electrical and mechanical
- Construction Contract	1,478	-	1,478	2,948	(2,948)
Security and surveillance
- Construction Contract	4,007	4,188	(181)	3,469	719
- Maintenance Contract	2,464	2,027	437	2,073	(46)
- Product Sales	627	258	369	383	(125)
- Solution Sales	-	-	-	351	(351)
- Management Fee	-	-	-	4	(4)
Total	18,576	6,473	2,103	9,228	(2,755)

The Company’s Hong Kong business covers all the above Security and surveillance segments but has no solution sales since fiscal year of 2009. Our Taiwan subsidiary, also a CCTV surveillance systems provider, performed its construction and maintenance contracts during fiscal years of 2009, 2010 and 2011 and recorded product sales. Leader Smart Engineering Limited and Leader Smart Engineering (Shanghai) Limited, the PRC subsidiary provides Electrical and mechanical (E & M) installation and interior decoration services.

Results by business segment for the year ended March 31, 2011 are as follows:

A) Electrical and mechanical
Construction contract

2011 vs 2010 increased £1.48 million mainly due to reconsolidation of our Shanghai subsidiary. No revenue of the subsidiary was recognized in the Consolidated Statement of Comprehensive Income in 2010. Revenue of £ 1.2 million) was generated from the subsidiary was recognized in 2011.

2010 vs 2009 decreased US £ 2.9 million)  due to deconsolidation of our Shanghai subsidiary. No revenue of the subsidiary was recognized in the Consolidated Statement of Comprehensive Income in 2010.

B) Security and surveillance
1) Construction contract

2011 vs 2010
dropped £ 0.18 million (4.3%) mainly due to £0.9 million (30%) fall in revenue of Taiwan business which was not fully compensated by the growth of £418K (27%) in Hong Kong business in construction contract.

2010 vs 2009 increased £ 0.72 million (20.7%) mainly due to increase in capital expenditure/budget from the private sectors which recovery from the economic recession affected by the financial tsunami.

2) Maintenance contracts

2011 vs 2010 The revenue from Maintenance contract increased  £ 0.4 million (21.5%) in 2011 mainly due to the remarkable growth£ 453K from the Taiwan operations.

2010 vs 2009 The revenue from Maintenance contract decreased £ 0.46 million (2%) in 2010 mainly due to the reduction in income £ 0.16 million (48.6%) from the Taiwan operations though there was a growth (48%) in Hong Kong operations £ 0.43 million. Keen competition in the Taiwan market affected the new orders while there was a strong growth in Hong Kong business from the demand of public organizations.

3) Product sales

2011 vs 2010 increased  £0.36 million (143%) in 2011 is mainly due to due to the growth £4187K from the Taiwan operations.

2010 vs 2009 dropped  £ 0.13 million (33%) in 2010 is mainly due to effect from the prolonged adverse economic condition after the 2008 financial crisis. The decline was significantly derived from Hong Kong operation £149K and also Taiwan operations £30K.

4) Solution sales
No Solution sales in the financial year 2011 and 2010 (2009: £ 0.35 million because of the unfavorable market conditions for solution sales in the PRC.

Critical Accounting Policies
The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of the Group’s activities. Revenue is shown net of business tax, value-added tax, rebates and discounts, and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue and related cost can be reliably measured, it is probable that future economic will flow to the entity and when specific criteria have been made met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)         Construction contracts

Revenue from construction contracts is recognized when the outcome of a construction contract can be estimated reliably:

-
revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

-
revenue from a cost plus contract is recognized by reference to the recoverable costs incurred during the period plus an appropriate proportion of the total fee, measured by reference to the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable.

(ii)         Maintenance contracts

Revenue from maintenance contracts is recognized on a straight line basis over the maintenance periods thereof.

(iii)         Product sales

Revenue from product sales is recognized on the transfer of risks and rewards of ownership, which generally coincides with the delivery of goods to customers and the passing of title to customers.

(iv)         Solution sales

Revenue from solution sales is recognized when the solution services are rendered.

(v)         Management fee

Revenue from management service is recognized when the management services are rendered.

(vi)         Interest income

Interest income is recognized as it accrues using the effective interest method.

Goodwill and Intangible Assets Impairment

Goodwill arising on an acquisition of a business is carried at cost less any accumulated impairment losses and is presented separately in the consolidated statement of balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition.  A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired.  For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year.  When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.  Any impairment loss for goodwill is recognized directly in profit or loss.  An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalized is included in the determination of the profit or loss on disposal.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable income for the year.  Taxable income differs from income as reported in the statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.  The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Results of Operations
The following discussion of our results of operations for the years ended March 31, 2010, 2009 and 2008 is based upon our audited consolidated financial statements included elsewhere in this registration statement on Form 20-F.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net Revenue
The Revenue increased £2.1m (32.5%) in 2011 mainly due to the inclusion of E & M construction contract income £1,198K generated from the subsidiary was recognized in 2011. The Shanghai subsidiary was deconsolidated in 2010. Also, there was increment in maintenance contract income £403K that represented 20% growth from 2010.

Cost of Revenue
Cost of Revenue increased £0.8m (20%) in 2011 mainly due to the inclusion of E & M construction contract costs £680K from our Shanghai subsidiary which deconsolidated in 2010 and the continuously effective cost control on the resources of enterprises

General and Admin
General and Admin increased £305K (18%) in 2011 mainly due to the inclusion of £185K expenses for the two years of the former deconsolidated Shanghai subsidiary, an increase in legal and professional fees and the operating costs due to inflation.

Other income and expenses
Decrease in other expenses in 2011 was mainly due to the impairment loss on goodwill £792K in 2010 for the holding company of the Shanghai subsidiary. Gain on reconsolidation of the Shanghai subsidiary £8.4m (2010: Loss on deconsolidation £8.3m.)

Finance costs
Finance costs remained relative constant during the year. The largest component of total finance costs the non-cash provision of accrual loan interest payable to our former holding company £581K (2010: £581K).

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Net Revenue
The Revenue dropped £2.8m (29.9%) in 2010 is mainly due to deconsolidation of our Shanghai subsidiary which recognized £2.8 million revenue in 2009. Also, there was no Solution sales generated in the financial year 2010. (2009: £349K).

Cost of Revenue
Cost of Revenue dropped £1.8m (29.4%) in 2010 is mainly due to deconsolidation of our Shanghai subsidiary which had £1.6m cost of revenue in 2009 and the continuously effective cost control on the resources of enterprises

General and Admin
General and Admin decreased £385K (18.5%) in 2010 is mainly due to the deconsolidation of our Shanghai subsidiary which had £180K administrative expenses in 2009 and the continuously effective cost control on the resources of enterprises.

Other income and expenses
Decrease of other income in 2010 was primarily attributed to the written back on trade payable for £85,660 in 2009. Increase in other expenses in 2010 was mainly due to the impairment loss on goodwill £791,945 for the holding company of the Shanghai subsidiary. Loss on deconsolidation of the Shanghai subsidiary amounted to £8.3m in 2010 year.

Finance costs
Interest charge decreased £124K (16.9%) mainly due to the reducing the loan interest rate to 15% p.a. payable to our major shareholder.

Six months ended September 30, 2011 Compared to Six months ended September 30, 2010

The following discussion of our results of operations for the six months ended March 31, 2010 and 2011 is based upon our interims consolidated financial statements.
Revenues for the Group increased by 16% to £3.7m (H1 2010: £3.2m). The increase in revenue was mainly due to the inclusion of turnover from the formerly deconsolidated subsidiary, Leader Smart Engineering (Shanghai) Limited, growth of 33% in the Group’s E&M business in Hong Kong, a £134K increase in the Group’s Hong Kong product sales and a £395K increase in the Group’s Taiwanese E&M business.

Our maintenance contracts recorded 13% revenue growth for the Group as a whole, mainly contributed by the growth of 27% in the Taiwan business, which compensated for a 15% fall in revenue in the Group’s Hong Kong construction business. However, the Group’s maintenance business in Hong Kong is relatively stable which provide a steady cash flow for the Group’s operations. The maintenance contract with MTR Corporation Limited has been renewed for a further three year period commencing on 1 January 2012 on terms similar to the original contract signed in October 2008 which had a fixed value of HK$28.9 million over a three year period.

Profit before interest and tax during the period remained constant at £260K (H1 2010: £282K). Following the end of the half year period, the Group entered into an agreement with Mayne Management which meant that approximately £276K of interest charged in the period would no longer be payable.

The Group has re-consolidated the accounts of Leader Smart, the PRC Subsidiary, into it’s annual accounts for the year ended 31 March 2011 after regaining the control over Leader Smart. Since we were not in a position to re-consolidate the accounts of Leader Smart into last year’s interim results ended 30 September 2010 the assets, liabilities, turnover and the operating results of the subsidiary are not included in the comparative figures of 2010 year due to its de-consolidation from the Group’s accounts at that time.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth our flows with respect to operating activities, investing activities, and financing activities for the periods indicated:

	Year Ended March 31,
	2011	2010	2009
	£	£	£
Net cash provided by (used in) operating activities	470,023	1,299,454	(148,336)
Net cash (used in) provided by investing activities	(10,561)	335,101	(44,777)
Net cash (used in) provided by financing activities	(270,415)	(110,847)	(701,237)
Net increase (decrease) in cash and cash equivalents	189,047	1,523,708	(894,350)
Effect of change in foreign exchange rate	(49,695)	(537,362)	353,680
Cash and cash equivalents at beginning of the year*	884,174	(102,172)	438,498
Cash and cash equivalents at end of the year*	1,023,526	884,174	(102,172)

* - Net of bank overdrafts.

Net cash used in financing activities £701,237 (US$1,020,000) in 2009 mainly for repayment of bank loan £608,862).. The Company had net cash £1.3 million derived from its operation in 2010, resulting from its effective management of working capital.  It had net cash £335,101 provided by financing activities in 2010 mainly due to the increase in pledged bank deposits £369,056. The Company had only net cash of £0.47 million provided by operating activities in 2011 mainly due to the increase in trade and other receivables of £0.94 million. The Company had net cash used in financing activities of £270,415 in 2011mainly due to repayment of bank loan £228,557.

Internal sources of liquidity from the business operations and shareholder loan. The maturity of US$3.97 million (approximately £ 2.56 million) outstanding loan from the former major shareholder will be on March 31, 2013 . External sources of liquidity from bank facilities were provided by Hua Nan Commercial Bank in Taiwan with a credit limit of approximately US$3.5 million (approximately £ 2.2 million) . Such credit facility expires on November 17, 2013.

The cash inflow from operating activity provides us with internal source of liquidity. Our current working capital is sufficient to meet our present requirements for at least five months. Mayne Management Limited, our former major shareholder has agreed to waive the accrued interest in the amount of US$2.8 million (approximately £ 1.8 million)  and US$1 million (approximately £ 0.65 million) of the outstanding principal (which represents interest which had been previously capitalised) on December 23, 2011. In addition, the terms of the loan have been amended such that the loan has become interest-free (the loan previously had an interest rate of 15% per annum).Further, on January 11, 2012, Mayne Management Limited agreed to extend the term of its current loan facility of £2.5 million (approximately US$3.97 million) with the Company for an additional year to  March 31, 2013. Our working capital will be much improved due to the deferred principal and the waiver of its accrued interest. The Company agreed to dispose of its interest in the Zhongshan shopping mall project and sell it to Hua Xin, our PRC business partner. One of the closing conditions of such transaction is that the acquirer repay the Company’s loan owed to Mayne Management.  As such, the Company’s long-term liquidity position could be improved.

The major unused source of liquidity is the banking facilities obtained by our Taiwan subsidiary. As of March 31, 2011, the available banking facility was $3 million (approximately £1.94 million) . The short term liquidity need can be met by the internally generated funds and existing operating cash inflow of the Group. In addition to the revenue streams generated from our business operation, the Company intends to conduct debt or equity financings to meet its long term liquidity need.

No financial instruments are used nor material commitment for capital expenditure as of the end of latest financial period. Our capital expenditures were £17,813 (US$27,585), £29,000 (US$46,000), and £57,000 (US$81,000) in 2011, 2010, and 2009, respectively. £200,000 (US$300,000) is expected  to be spent on capital expenditures in year 2012. The development and expansion of the properly-linked E&M projects in PRC require significant capital resource. The required fund for the Huangshan resort project is estimated at RMB 30 million (£3 million). .

The Company’s common stock was listed on AIM, London Stock Exchange in December 2005. Our initial public offering and the subsequent share placement provided funding for the Company’s working capital. As a result, The Company recorded a growth in its operating results during its financial years 2007 and 2008 amounting to 97.8% and 31.2%, respectively. The improvement in our corporate governance and internal control system also contributed to such growth.

The Company desires to have the secondary listing in the U.S. to obtain access to an alternative capital market attracting additional investments for its business expansion. The Company is currently listed in AIM, London Stock Exchange and is a public reporting company in U.K. To get secondary listing in U.S., the Company will bear additional legal and financial compliance costs on the applicable rules and regulations but not substantial to have impact on the short and long term liquidity. We expect it will incur costs of about US$40,000 per year.

Our former PRC subsidiary located in Huangshan City was de-registered in January 2011. The first registered capital in the amount of HK$4.5 million (15% of HK$30million) was refunded to the Company in January 2011. It increased the Company’s working capital . The PRC subsidiary was "de-registered" in January 2011 as the management decided to set up a WOFE in other region than Huangshan City. Also, the required registered capital of HK$30 million is too high for a small to medium E&M Company. The said HK$4.5million, 30% of the registered capital was remitted to the new subsidiary in October 2010.  The Company received the returned fund after the approval of de-registration of the PRC subsidiary. The construction contract of Huangshan hotel project was engaged by Leader Smart Engineering (Shanghai) Limited, not the Huangshan subsidiary which has not commenced business yet.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
The Company evaluates the need for R&D expenditures on a project-by-project basis. Our research and development expenditures were £13K (US$21K), £41K (US$65K), £42K (US$72K) in 2011, 2010, and 2009, respectively

D. TREND INFORMATION

See Item 5.A, Operating Results, in particular the Section entitled, “Factors Affecting Results of Operations and Financial Conditions.”

E. OFF-BALANCE SHEET ARRANGEMENTS

The Group’s wholly-owned subsidiary provided guarantee to secured short-term financing arrangement with the financial exposure up to £4.4 million (including outstanding principal and accrued interest and financial charges) for the re-financing a shopping mall project in PRC. In the event of default in repayments, the Group is fully responsible to repay the outstanding loan principal, together with accrued interest and other penalty charges. The secured short-term loan has overdue and the financial arrangement is in negotiation for extension, but has not yet reached a final agreement as to repayment of the borrowings. However, the Group determines that its risk exposure with respect to such guarantee is not substantial because the value of the collateral securing the financial arrangement exceeds the maximum amount payable under the financial guarantee contract. Besides the aforesaid guarantee, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of March 31, 2011:

					£'000
	Payment due by period
Contractual Obligation	Total	Less than	1-3 years	3-5 years	more than
		one year			5 years
Short-term Debt Obligation	4,684	4,684	-	-	-
Capital (Finance) Lease Obligation	5	4	1	-	-
Operating Lease Obligation	127	99	28	-	-
Purchase Obligation	-	-	-	-	-
Other long term liabilities	-	-	-	-	-

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

Our reporting currency is British pounds sterling. The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. For the purposes of presenting the financial statements, the assets and liabilities of the Group's foreign operations are further translated into the presentational currency of the Group (i.e. British pounds sterling £) at the rate of exchange prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year. A significant portion of our revenues and costs are denominated in Renminbi and so do our assets and liabilities. Since the HK dollar is pegged to the U.S. dollar, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets in our financial statements will decline and vice versa..

Between March 2003 and March 2011, the exchange rate between Renminbi and U.S. dollars has varied by approximately21%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of March 31, 2011 which was used in preparing the Company’s audited financial statements as of and for the year ended March 31, 2011, our net asset value, as presented in U.S. dollars, would have been reduced by US$0.14 million  (approximately £ 0.09 million)  and US$0.69 million (approximately £ 0.45 million)  respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$0.14 million (approximately £0.09 million) and $0.69 million (approximately £ 0.45 million)  respectively.

Inflation
Inflation has not materially impacted our results of operations in recent years. However, in 2008, China experienced significantly increased inflation, which, if it continues at that level or increases further, could have an adverse impact on our financial condition and result of operation in future periods. According to the China Statistical Bureau, http://www.stats.gov.cn, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 5.4%, 3.3%,-0.7%, 5.9%, 4.8% and 1.3% in 2011, 2010, 2009, 2008, and 2007 respectively.

TAXATION

See Item 10.E, “Taxation”.

RECENTLY ISSUED ACCOUNTING STANDARDS

In the current year, the Group has applied the following new and revised standards, amendments and interpretations (“new and revised IFRSs”) issued by the International Accounting Standards Board which are or have become effective.

Effective for accounting period beginning on or after
IFRSs (Amendments)	Amendments to IFRS 5 as part of improvements to IFRSs 2008	July 1, 2009
IFRSs (Amendments)	Improvements to IFRSs 2009	July 1, 2009 or January 1, 2010
IFRSs (Amendments)	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
IAS 24 (Revised)	Related party disclosures	January 1, 2011
IAS 27 (Revised)	Consolidated and separate financial statements	July 1, 2009
IAS 32 (Amendment)	Classification of rights issues	February 1, 2010
IAS 39 (Amendment)	Eligible hedged items	July 1, 2009
IFRS 1 (Revised)	First-time adoption of International Financial Reporting Standards	July 1, 2009
IFRS 1 (Amendment)	Additional exemptions for first-time adopters	January 1, 2010
IFRS 1 (Amendment)	Limited exemption from comparative IFRS 7 disclosures for first-time adopters	July 1, 2010
IFRS 2 (Amendment)	Group cash-settled share-based payment transactions	January 1, 2010
IFRS 3 (Revised)	Business combinations	July 1, 2009
IFRS 9	Financial instruments	January 1, 2013
IFRIC – Int 14 (Amendment)	Prepayments of a minimum funding requirement	January 1, 2011
IFRIC – Int 17	Distributions of non-cash assets to owners	July 1, 2009
IFRIC – Int 18	Transfer of assets from customers	July 1, 2009
IFRIC – Int 19	Extinguishing financial liabilities with equity instrument	July 1, 2010

We are in the process of making an assessment of the expected impact of these amendments, new standards and new interpretations in the period of initial application. We believe that amendments to IFRS 1 (revised), amendments to IAS 39, amendments to IAS 32, IFRIC 19 and amendments to IFRIC 14 are not applicable to any of our operations and that the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on our results of operations and financial position.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of December 1, 2011 and the principal positions with the company held by them are as follows:

Name	Age	Position	Date First Elected/Appointed	Date of Resign

Nicholas Lyth	46	Non-executive Director	October 17, 2011
Stephen Sin Mo Koo	54	Executive Chairman	March 3, 2003
Chun Hung Wong	53	Chief Executive Officer	January 1, 2008
Chun Pan Wong	51	Technical Director	March 25, 1992
Danny Kwok Fai Yip	48	Finance Director	September 18, 2007
Mike Chiu Wah Chan	37	Director of Operations	January 2, 2008
Peter Yip Tak Chan	48	Director of Sales and Marketing	December 1, 2005

Biographical Information

Nicholas LYTH – Non-executive Director (aged 46)

Mr. Lyth is a qualified chartered management accountant and has over 12 years experience as a finance professional, having spent a number of years as director of UK companies.  He has lived and worked in China and can speak and write Mandarin.  Nicholas is currently Non Executive Chairman of Taihua plc, an AIM quoted manufacturer of pharmaceuticals, based in China. He is responsible for day to day liaison with UK investors.

Stephen Sin Mo KOO – Executive Chairman (aged 54)

Mr. Koo joined UniVision in 1998 and was appointed as a Director on March 3, 2003.  He holds both a Bachelor Degree from the University of Technology, Sydney, and a Masters Degree in Business from the Royal Melbourne Institute of Technology in Australia.  He was a director of MultiVision Holdings Limited in 2001, prior to being appointed to the Board of UniVision.  He is a Fellow of the Institute of Certified Public Accountants of Australia.

Chun Hung WONG – Chief Executive Officer (aged 53)

Mr. Wong joined UniVision in 1998 and was appointed as CEO on January 1, 2008.  Before the appointment, he was the Director of Operations who responsible for the management of the Project and Maintenance Divisions. Mr. Wong holds a Master of Business Administration degree from The Open University of Hong Kong.  He has over 20 years experience in project management.  Mr. Wong is responsible for formulating and overseeing the implementation of UniVision’s business development strategies and for the management of the Company’s operations.

Chun Pan WONG – Technical Director (aged 51)

Mr. Wong joined UniVision in 1991 and was appointed as a Director on March 25, 1992.  He holds a Master Degree in Religious Studies in Chinese University and a Bachelor Degree in Computer Science from the University of Edinburgh, Scotland, and over 16 years experience in the surveillance industry.  He is responsible for the development of UniVision’s state of the art CCTV control and monitoring systems and smart card access systems.

Danny Kwok Fai YIP –Finance Director (aged 48)

Mr. Yip was appointed as Finance Director on September 18, 2007. He was the Financial Controller for the Group before the appointment. Mr. Yip obtained a Master of Corporate Finance degree from The Hong Kong Polytechnic University and a Bachelor of Commerce (Accounting) degree from The Curtin University of Technology. Before joining the Group, Mr. Yip was the Accounting Manager of Nissin Food Group, the leading instant noodle manufacturing MNC. Mr. Yip has over 20 years experience in finance and accounting in different industries. He is a fellow member of the Association of Chartered Certified Accountants and a member of Hong Kong Institute of Certified Public Accountants. He also acts as Company Secretary for the Corporation.

Mike Chiu Wah CHAN – Director of Operations (aged 37)

Mr. Chan joined UniVision as Assistant Engineer in December 1996, and was promoted to a number of increasingly senior positions in maintenance and project department, prior to being appointed to his present position on 2 January 2008.  He is now responsible for the management of UniVision’s Project and Maintenance Division.  Mr. Chan holds a Bachelor of Engineering degree in Industrial and Manufacturing System Engineering from The University of Hong Kong.

Peter Yip Tak CHAN – Director of Sales and Marketing (aged 48)

Mr. Chan joined UniVision in 1995.  He holds a Degree in Computing from the University of Northwest Missouri and has over 10 years experience in sales and project management.  He is responsible for UniVision’s Sales and Marketing Division.

B. Compensation
Compensation of Directors and Executive Officers

The amounts of compensation that we paid to our directors and executive officers for the year then ended March 31, 2011 were £76,165 (US$117,949) to Mr. Stephen Sin Mo Koo, £54,905 (US$85,026) to Mr. Chun Hung Wong, £43,480 (US$67,333) to Mr. Chun Pan Wong, £37,437 (US$57,974) to Mr. Danny Kwok Fai Yip, £31,675 (US$49,051) to Mr. Mike Chiu Wah Chan, and £37,934 (US$58,744) to Mr. Peter Yip Tak Chan.

There is no profit-sharing plan or stock option plan in our Company.

There is no family relationship amongst any of the directors and senior executives mentioned above.

Mr. Stephen Sin Mo Koo is also the beneficial owner of one of our significant shareholders, Up Sky Investments Limited, which owns 23.03% of our Company as of March 31, 2011. He is also the Director of the other major shareholder, Univision Holdings Limited, which owns 47.9% of our Company as of March 31, 2011.

Summary of Stock Plans
Not applicable.

C. Board Practices
All directors are appointed by the shareholders at annual shareholder meeting. The Company’s Article of Association requires that one half of the directors retire from office at each annual general meeting However, they may offer themselves for re-election. The Article of Association is attached as an exhibit.

The expiration dates of current directors are as follows:
•	Stephen Sin Mo Koo -2013 Annual General Meeting
•	Danny Kwok Fai Yip -2014 Annual General Meeting
•	Chun Hung Wong -2013 Annual General Meeting
•	Chun Pan Wong – 2014 Annual General Meeting
•	Nicholas Lyth -2014 Annual General Meeting

We have two principal board committees, the audit committee and the remuneration committee. Both committees comprise Mr. Nicholas Lyth, our non-executive director as members of both committees, and Mr. Stephen Sin Mo Koo, our executive chairman. Mr. Nicholas Lyth is the financial expert on the audit committee. Mr. Lyth is a qualified chartered management accountant and has over 12 years experience as a finance professional.

D. Employees

As of March 31, 2011, 2010, and 2009, we had 110, 121, 122 employees, respectively. Substantially all our employees are located in Hong Kong, Taiwan, and PRC. The employees as of March 31, 2011 are classified in the following tables:

Function	Hong Kong	Taiwan	PRC	Total
Management	3	2	1	6
Project	10	14	0	24
Maintenance	16	11	0	27
Sales	3	6	0	9
R & D	0	13	0	13
Technical	1	8	0	9
Admin	6	9	1	16
Finance	3	2	1	6
	42	65	3	110

E. Share Ownership

As of March 31, 2011, our non-executive directors and senior management team listed in Subsection 6.B above did not hold any of the Company’s options or ordinary shares, except for Mr. Koo, who owns 100% of Up Sky Investments Limited.

On July 8, 2011, Mayne Management Limited (‘‘Mayne’’) entered into a share purchase agreement with Up Sky Investments Limited (‘‘Up Sky’’) for the sale of the entire share capital of Univision Holdings Limited (‘‘UHL’’) to Up Sky. (the ‘‘Share Transaction’’) in consideration of HK$4,000,000 (approximately $512,000 (approximately £0.33 million)  . UHL was wholly owned by Mayne prior to the Share Transaction. Up Sky is an investment company wholly owned by Stephen Koo (Executive Chairman of Univision). Following the Share Transaction, UHL is now wholly owned by Up Sky, a company that is wholly owned by Stephen Koo, Executive Chairman of Univision.  Stephen Koo also indirectly owns 9,623,700 ordinary shares of the Company through his ownership of Up Sky and therefore following the Share Transaction he had a total direct and indirect interest in 272,103,700 ordinary shares in the Company, equivalent to 70.9% of the Company’s total issued share capital. Mr. Stephen Koo further purchased two million, 500,000, 100,000 and 1.25 million, 500,000, 500,000 shares of the Company’s ordinary shares on February 8, February 27, March 1, March 5, April 3 and April 27 2012 respectively. As of the date of this registration statement, Mr. Koo beneficially owns 276,953,700 ordinary shares of the Company, equivalent to 72.1% of the Company’s total issued share capital.

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares for: (i) each person who, to the knowledge of the Company, beneficially owns 5% or more of the outstanding common shares; (ii) each of our directors individually; (iii) each of our executive officers individually; and (iv) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power.

The shareholders listed below do not have any different voting rights from our other shareholders.

Name of Beneficial Owner	Number of shares Beneficially Owned	Percent of Class (1)
Stephen Sin Mo Koo	276,953,700	72.1% (2)
Up Sky Investments Limited	262,480,000	68.4% (2) (3)
UniVision Holdings Limited	183,736,000	47.9% (3)

Directors and Senior Management Subtotal	276,953,700	72.1%

(1)	Based on 383,677,323 common shares issued and outstanding as of May 31, 2012
(2)	Includes 78,744,000 common shares owned by Up Sky Investments Limited, which is 100% owned by Mr. Koo.
(3)	Includes 183,736,000 common shares owned by UniVision Holdings Limited, which is 100% owned by Up Sky Investments Limited.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

The above shareholding structure was effective from March 5, 2012 after Mr. Stephen Sin Mo Koo further purchased two million, 500,000 ,100,000 ,1.25 million, 500,000 and 500,000 shares of the Company respectively on February 8, February 27, March 1 , March 5, April 3 and April 27, 2012 and after indirectly acquired all share capital of Univision Holdings Limited from Mayne Management Limited through Up Sky Investments Limited which is an investment company wholly owned by him.

The former largest shareholder, UniVision Holdings Limited had held the same number of shares of 183,736,000 since December 2005. Subsequent issuance of new shares diluted major shareholders’ holding as follows:

•	UniVision Holdings Limited’s ownership % decreased from 56.8% as of March 31, 2006 to 47.9% as of March 23, 2012.
•	Up Sky Investments Limited’s ownership % decreased from 24.4% as of March 31, 2006 to 20.5% as of March 23, 2012.

UniVision Holdings Limited is an investment holding company incorporated under the laws of the British Virgin Islands and was formerly wholly-owned by Mayne Management Limited which is a wholly-owned subsidiary of Cameo Management Group Limited which, in turn, is a trustee of a trust set up for the benefit of members of the Chen family, a Hong Kong based family with widespread investments. UniVision Holdings Limited is currently 100% owned by Up Sky Investments Limited.

Up Sky Investments Limited, which is 100% owned by Mr. Stephen Sin Mo Koo, directly and indirectly hold 262,480,000 shares of our ordinary stock. No other investor held more than 5% of our outstanding ordinary stock except UniVision Holdings Limited,  Up Sky Investments Limited and Mr. Koo.

The major shareholders of the Company have the same voting rights with other shareholders.

We are not aware of any arrangement which may at a subsequent date resulted in a change of control over us.

B. Related Party Transactions

(a) The accrued loan interest from the US$6 million (approximately £ 3.87 million)  loan lent by Mayne Management Limited was US$2.25 million as of March 31, 2011. The loan interest was US$0.9 million (approximately £ 0.58 million)  for the year ended March 31, 2011.

(b) A loan of US$5 million (approximately £ 3.2 million) was provided on December 31, 2007 by Mayne Management Limited, the former holding company of UniVision Holdings Limited which has a 47.9% equity interest in the Company. Effective from October 1, 2008, the principal amount was revised to US$6 million (approximately £ 3.88 million) (including the accrued interest of US$1 million (approximately £ 0.65 million)  and renewed with maturity date due on March 31, 2012. As of March 31, 2011, the Company owes Mayne Management Limited a loan in a principal amount of US$6 million and accrued interest in an amount of US$2.25 million (approximately £1.4 million) . The original maturity date of the loan was September 30, 2008. The interest rate is 15% effective since October 1, 2008.

(c) At March 31, 2010, there is a receivable balance of £6,629 (2008: £6,095) in respect of legal fees which were paid by the Group on behalf of UT Vision PTE, a company of which Mr. Stephen Sin Mo KOO is a director.

(d) For the year ended March 31, 2009, the Chairman of the Company, Mr. Stephen Sin Mo KOO, purchased an additional 7,657,700 ordinary shares of 1p each in UniVision at a price of 0.55p per share.

(e)  On July 8, 2011, Mr. Stephen Koo, the Executive Chairman of the Company acquired the entire share capital of Univision Holdings Limited (‘‘UHL’’) through Up Sky Investments Limited (‘‘UP Sky’’), a company that is wholly owned by Stephen Koo. Following the Share Transaction, UHL is now wholly owned by Up Sky. Mr. Stephen Koo is also interested in 9,623,700 ordinary shares in UniVision as July 8, 2011. Following that Share Transaction he has a total direct and indirect interest in 272,103,700 ordinary shares in the Company, equivalent to 70.9% of the Company’s total issued share capital.

(f) On December 16, 2011, Mayne agreed to waive the accrued interest of US$2.865 million (approximately £ 1.85 million) and US$1.0 million (approximately £ 0.65 million)  of the outstanding principal (which represents interest which had been previously capitalised). In addition the terms of the loan have been varied such that the loan will become interest-free with immediate effect (the loan previously attracted an interest rate of 15% per annum).  The remaining principal amount outstanding on the loan from Mayne is US$3.97 million.

(g) On January 11, 2012, the Company signed an agreement with the former holding company of Univision Holdings Ltd (a major shareholder in the Group), Mayne Management Limited (“Mayne”), whereby Mayne has agreed to extend the term of its current loan facility of US$3.97 million (approximately £2.56 million)  with UniVision for a further one year to March 31, 2013

(h) On February 8, 2012, Stephen Koo, Chairman of UniVision, purchased 2 million shares in the Company at an average price of 0.45 pence per share.

(i) On February 27, 2012, Stephen Koo, Chairman of UniVision, purchased 500,000 shares in the Company at a price of 0.6 pence per share.

(j) On March 1 2012, Stephen Koo, Chairman of UniVision, purchased 100,000 shares in the Company at a price of 0.6 pence per share.

(k) On March 5 2012, Stephen Koo, Chairman of UniVision, purchased 1,250,000 shares in the Company at a price of 0.585 pence per share.

(l) On April 3, 2012, Stephen Koo, Chairman of UniVision, purchased 500,000 shares in the Company at a price of 0.52 pence per share.

(m) On April 27, 2012, Stephen Koo, Chairman of UniVision, purchased 500,000 shares in the Company at a price of 0.45 pence per share.
C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information
The Company's consolidated financial statements are stated in Sterling Pound (£) and are prepared in accordance with International Financial Reporting Standards (IFRSs) and with additional procedures in accordance with PCAOB requirements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of HKCMCPA Company Limited (formerly known as ZYCPA Company Limited) are included herein immediately preceding their respective financial statements.

a. Audited Financial Statements:
    Fiscal 2011 Ended March 31, 2011
    Fiscal 2010 Ended March 31, 2010
    Fiscal 2009 Ended March 31, 2009

A.7 Legal Proceedings

Litigation Involving Former Director

The Company was involved in a litigation with the former director and legal representative of a PRC Subsidiary who was accused of damaging the financial interest for the Subsidiary. Since he refused the Court judgment to return the chop and license to the Company. A chop is necessary for approving decision relating to the operations and management of a PRC firm and legally authorizing documents. Due to the temporarily loss of control over the financial and operating policies of the PRC Subsidiary pending the Higher Court decision on the litigation, the assets, liabilities and the operating result of the Subsidiary was deconsolidated from the Group’s reporting statements in the year ended March 31, 2010. The net asset value of £8.4m was excluded from the Group’s Consolidated Balance Sheet. The loss on deconsolidation is £8.3m and also £0.8m for the one-off impairment loss of goodwill for the Subsidiary’s immediate holding company. Total adverse impact on the financial result from the deconsolidation was £9.1m in the Consolidated Statement of Comprehensive Income.

Following a review of the case on August 4, 2010, the Shanghai Higher People’s Court (the “Court”) issued a final verdict on September 13, 2010 which sustained the the judgement rendered by the Shanghai No. 1 Intermediate People’s Court on May 20, 2010. Pursuant to the judgment, Mr Ip was required to return Leader Smart Shanghai's company chops, business licence and legal representative's chop to the Group by September 30, 2010. Following the final verdict from the Higher People’s Court, the Group recovered the right of control over Leader Smart Shanghai.

The Group subsequently received all of Leader Smart Shanghai’s corporate chops (representing the Company’s seal), business licenses and the legal representative’s chops from Mr Ip. The legal representative of Leader Smart Shanghai was changed from Mr Ip to Stephen Koo, who is the Chairman of the Company.  The Company has now re-gained control over Leader Smart Shanghai and has the power to govern the financial and operating policies of Leader Smart Shanghai. As a result, the Group has been able to re-consolidate the financials of Leader Smart Shanghai into the Group’s annual reporting statements for the year ended March 31, 2011. The  impact on the financial result from the reconsolidation was £8.4m in the Consolidated Statement of Comprehensive Income in 2011.

Litigation involving Former Attorney

The Company is a defendant to a claim that was filed by the Company’s former attorneys, Guzov Ofsink, LLC (“Guzov”), for US$70,915 (approximately £ 0.046 million)  in purported unpaid legal fees.  The case is currently pending in the New York State Supreme Court, New York County, and is entitled Guzov Ofsink, LLC .v. Univision Engineering, Ltd., Index No. 105405/09.  Guzov recently filed a motion for default judgment and the Company opposed that motion and the Company interposed an answer with affirmative defenses and counterclaims against Guzov for US$100,000.  Guzov Ofsink, LLC subsequently agreed to accept US$30,000 as the consideration for full settlement of the legal disputes regarding the outstanding fees. Mutually beneficial general releases has been executed and a Stipulation of Discontinuance with Prejudice was issued accordingly. The dispute has been closed.

Lawsuit relating to Shanghai Jiahua Center

On February 18, 2004, the Company entered into a E&M agreement with Da Chang Trade and Construction Engineering Ltd., the developer of Jiahua Center located in Shanghai (“Da Chang”), and subsequently retained Shanghai Jing Gong Construction (Group) Ltd. (“Jing Gong”) as a subcontractor to perform certain construction work on the Jiahua project.

On April 26, 2011, in a lawsuit brought by Jing Gong against Da Chang on November 28, 2007 at Shanghai First Intermediate People’s Court, the court awarded Jing Gong full payment in the amount of RMB 8,181,434.14 (approximately USD$1.28 million  or £823,000) owed by Da Chang (the “Judgment Amount”) under the E&M agreement to which the Company is a party. On July 27, 2011, the Company brought a lawsuit at Shanghai Xuhui District People’s Court against Jing Gong, alleging that the Company is entitled to receive, from the Judgment Amount, RMB 7,855,434.14 (approximately USD$1.23 million or £790,000) and the accrued interest in the amount of RMB 1,526,387.85 (approximately USD$239,000 or £154,000) from Jing Gong pursuant to the E&M agreement between the Company and Da Chang as well as the subcontractor agreement between the Company and Jing Gong.  The lawsuit is currently pending.

Lawsuits relating to Shanghai Changshou Commercial Center

On February 2008, LSSH, the Company’s Shanghai subsidiary, was involved in the E&M project of Changshou Commercial Center located in Shanghai. In connection with the project, LSSH entered into several supply agreements with certain suppliers, and was later in dispute with the suppliers over the amounts payable pursuant to the supply agreements. In late 2011, four suppliers, through separate lawsuits brought against LSSH at Shanghai Pudong District People’s Court and Shanghai Putuo District People’s Court, were awarded monetary judgments against LSSH in an aggregate amount of approximately RMB 4 million (approximately USD$627,000 or £403,000). As of the date of this registration statement, such judgments have become final through expiration of the time for appeal.

Lawsuit relating to Beijing Chenggewei International Club

In 2007, the Beijing branch of LSSH, the Company’s Shanghai subsidiary, was involved in the E&M project of Beijing Chenggewei International Club. In connection with the project, LSSH entered into a subcontractor agreement with Beijing Construction & Interior Design Ltd. (“BCID”) and was later in dispute with BCID over the amounts payable pursuant to the subcontractor agreement. In November 2010, BCID, through a lawsuit brought against LSSH at Beijing Chaoyang District People’s Court, was awarded monetary judgment against LSSH in an amount of approximately RMB 420,000 (approximately USD$66,000 or  £42,000) plus accrued interest. As of the date of this registration statement, such judgment has become final through expiration of the time for appeal.

A.8 Dividend Policy

We have never declared or paid any dividends on our ordinary shares since it floated in 2005. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business. In accordance with our Articles, we may by ordinary resolution (being a resolution passed by a majority of those votes cast by the shareholders who attend and vote at a general meeting) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors.

B. Significant Changes

Except as disclosed elsewhere in this registration statement, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this registration statement.

Item 9. The Offer and Listing [9.A. 4-7, 9.C]

The Company conducted and began trading its initial public offering on London’s AIM market on December 16, 2005 under the symbol “UVEL”.

	Price per share (pence)
	High	Low	Closing
Annual highs and lows

2006	4.50	2.25	3.88
2007	3.75	1.63	2.13
2008	2.38	0.35	0.35
2009	1.23	0.25	0.45
2010	0.65	0.25	0.40
2011	0.55	0.20	0.50
Quarterly highs and lows
First Quarter 2009	0.35	0.25	0.28
Second Quarter 2009	1.23	0.25	0.68
Third Quarter 2009	0.75	0.63	0.63
Fourth Quarter 2009	0.65	0.43	0.45
First Quarter 2010	0.65	0.40	0.45
Second Quarter 2010	0.52	0.35	0.35
Third Quarter 2010	0.35	0.28	0.28
Fourth Quarter 2010	0.58	0.30	0.40
First Quarter 2011	0.52	0.30	0.40
Second Quarter 2011	0.40	0.30	0.33
Third Quarter 2011	0.52	0.20	0.50
Fourth Quarter 2011	0.55	0.35	0.50
First Quarter 2012	0.60	0.35	0.50
Monthly highs and lows
July 2010	0.35	0.33	0.33
August 2010	0.33	0.33	0.33
September 2010	0.33	0.28	0.28
October 2010	0.58	0.25	0.33
November 2010	0.38	0.32	0.35
December 2010	0.58	0.35	0.40
January 2011	0.53	0.33	0.53
February 2011	0.48	0..38	0.40
March 2011	0.40	0.30	0.40
April 2011	0.40	0.40	0.40
May 2011	0.38	0.30	0.33
June 2011	0.35	0.33	0.33
July 2011	0.33	0.30	0.30
August 2011	0.30	0.25	0.25
September 2011	0.53	0.20	0.50
October 2011	0.55	0.35	0.50
November 2011	0.53	0.35	0.38
December 2011	0.52	0.38	0.50
January 2012	0.53	0.38	0.38
February 2012	0.60	0.35	0.60
March 2012	0.62	0.48	0.50
April 2012	0.50	0.42	0.42
May 2012	0.40	0.38	0.38

Registration, Transfer and Par Value

The Company’s ordinary shares, par value HK$0.0625 (US$0.008) per share, are being registered.

Restrictions on Transferability

None.

Item 10. Additional Information
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
     Described below is a summary of certain provisions of our existing Memorandum and Articles of Association (the “Articles”) and, where relevant, the Hong Kong Companies Ordinance. As this is a summary, it does not contain all the provisions in such Articles. You should therefore read our complete Articles if you would like additional information, which is filed as an Exhibit 1 hereto and is incorporated by reference herein.

General
     The Company was incorporated in Hong Kong on November 23, 1979 under the Hong Kong Companies Ordinance. The Memorandum of Association allows the Company to carry on the business of supply, design, installation and maintenance of closed circuit television and surveillance systems, in addition to various other related and unrelated business activities.

There is no shareholding qualification required to be a director.

Dividends
In accordance with our Articles, we may by ordinary resolution (being a resolution passed by a majority of those votes cast by the shareholders who attend and vote at a general meeting) from time to time declare dividends, but no dividend shall exceed the amount recommended by our board of directors.

Restrictions on ownership of shares
There are no restrictions, either pursuant to our Articles or to the laws of Hong Kong, on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares.

Voting rights
Any decisions that are made by the shareholders in a general meeting require the passing of either an ordinary or a special resolution at such meeting. The type of resolution required to be passed depends upon the provisions of the Hong Kong Companies Ordinance and our Articles as certain matters may only be decided by the passing of a special resolutions.

C. Material Contracts
On December 31, 2007, our former major shareholder and holding company, Mayne Management Limited, provided us a loan in the amount of US$5 million (approximately £ 3.2 million) . The loan facility is used exclusively to finance a major construction project in the PRC. Effective on October 1, 2008, the outstanding principal amount was amended to US$6 million to include accrued interest of US$1 million (approximately £ 0.65 million) . The maturity date of the original agreement was extended by a series of supplemental agreements from September 30, 2008 to March 31, 2013. The Supplemental Agreement V dated as of January 11, 2012 is supplemental to the Loan Agreement dated December 31, 2007, as supplemented by the Supplemental Agreement dated September 22, 2008, Supplemental Agreement II dated January 21, 2009 ,Supplemental Agreement III dated January 25, 2010 and Supplemental Agreement VI dated February 8, 2011. Pursuant to the Supplemental Agreement V Mayne Management Limited agreed not to exercise its right to convert all or part of the Loan amount into the convertible bond of the Company during the term of the Loan Agreement. In addition, Mayne Management Limited agreed to waive the accrued interest in the amounts of US$2.8 million (approximately £ 1.8 million) and US$1 million (approximately £ 0.65 million) of the outstanding principal (which represents interest which had been previously capitalised). The loan has become interest-free.

D. Exchange Controls

The Company’s reporting currency is the British Pound, which is not the Company’s functional currency.

In Hong Kong, the Company’s jurisdiction of incorporation, there is neither foreign exchange control for one of the Company’s functional currencies, Hong Kong dollar, nor restriction for remittance of dividends and interest payments to non-residents outside of Hong Kong. However, the Company has had extensive operation in PRC, thus from time to time, may subject part of its operating cash flows to exchange controls.

The Renminbi currently is not a freely convertible currency. The Renminbi is currently freely convertible only under the “current account”, which includes dividends, trade and service-related foreign currency transactions, but not under the “capital account”, which includes foreign direct investment, unless the prior approval of the State Administration of Foreign Exchange is obtained. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into a foreign currency to meet our foreign currency obligations or to pay dividends in a foreign currency.

The value of the Renminbi is subject to change in PRC government and to international economic and political developments. Since 1994, the conversion of the Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous business day’s iner-bank foreign exchange market rates and currency exchange rates on the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of the Renminbi to foreign currencies was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The PRC government has since made and in the future may make further adjustments to the exchange rate system.

The Company also maintains presence in ROC (Taiwan). There is limited foreign exchange control in Taiwan. Foreign exchange capital flows involving New Taiwan dollar exchange related to the following types of transactions have been fully liberalized:
•	Commodities
•	Service expenditures
•	Pre-approved capital transactions, including foreign direct investment and securities investment

Foreign exchange transactions for companies and residents, with value under $50 million and $ 5 million, respectively, may be processed directly at a banking institute. Companies and residents that wish to exchange amounts exceeding $50 million and $5 million, respectively, must obtain approval from the ROC (Taiwan) Central Bank. Foreign exchange transactions by non-residents with value under $100,000 may be processed at a banking institute. Non-residents who wish to exchange an amount exceeding $100,000 must also obtain approval from the ROC (Taiwan) Central Bank. For all foreign exchange transactions with value equal to or above NT$500,000 must be declared.

See further discussion about potential currency appreciation of RMB in Item 5, “QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK- Foreign Exchange Risk”.

E. Taxation

Hong Kong Taxation

Tax on dividends

No tax is payable in Hong Kong by withholding or otherwise in respect of dividends paid by the Company.

Capital Gains/Taxation of Dividends

Hong Kong has neither capital gains tax nor withholding tax on distribution of dividends. Hence, distributable profits accumulated in a Hong Kong company can be distributed as dividends without tax withheld in Hong Kong.

Hong Kong profits tax will be charged on trading gains from the sale of property that are derived from or arose in Hong Kong, by persons carrying on a trade in Hong Kong where such gains are from such trade. Liability to Hong Kong profits tax would therefore arise in respect of trading gains from the sale of the shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Tax treaty

There is currently no reciprocal tax treaty between Hong Kong and the U.S. regarding withholding.

United States Taxation

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain United States federal income tax considerations that are anticipated to be material to the purchase, ownership, and disposition of our shares  by U.S. Holders, as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in effect on the date hereof. These laws are all subject to change or different interpretation, possibly on a retroactive basis. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, tax-exempt organizations, and, non-U.S. Holders, persons who actually or constructively own five percent or more of our shares or persons that will hold our shares  as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares  as “capital assets” (generally, property held for investment) under the Code.

Each prospective investor is urged to consult its own tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares .

For purposes of this summary, a U.S. Holder is a beneficial owner of shares  that is for United States federal income tax purposes:

-	an individual who is a citizen or resident of the United States;

-	a corporation, or other entity that is taxable as a corporation, created in or organized under the laws of the United States or any State or political subdivision thereof;

-	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

-
a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

-	a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

If a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. This discussion does not address the tax treatment of any such partnerships that hold our shares or any partnerships therein, and a U.S. Holder that is a partner in an entity or arrangement treated as a partnership holding our shares is urged to consult its own tax advisor concerning the United States federal income tax consequences of purchasing, owning and disposing of our shares by the partnership.

A beneficial owner of our shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

The following discussion of the federal income taxation of dividends assumes we are not a “passive foreign investment company” (a “PFIC”) as defined below in the subsection entitled “PFIC Considerations.” If we were to become a PFIC, then dividends would not be taxed as described in this section and instead U.S. Holders would be taxed as described below in the subsection entitled “PFIC Considerations.”

Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax rules, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon actual or constructive receipt. Cash distributions paid by us in excess of our earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our shares , and thereafter as gain from the sale or exchange of a capital asset. In general, dividends paid in Hong Kong dollars will be includible in income of a U.S. Holder in a United States dollar amount based on the United States dollar to Hong Kong dollar “spot” prevailing exchange rate on the date the dividend is paid. U.S. Holders should consult their own tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares will not be eligible for the dividends received deduction allowed to corporations.

Under current law, “qualified dividend income” received by an individual prior to January 1, 2011 is subject to United States federal income tax rates lower than those applicable to ordinary income. The maximum federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those individuals whose incomes fall in the 10% or 15% tax brackets. Dividends paid by foreign corporations that are classified as PFICs are not “qualified dividend income”. See “PFIC Considerations” below.

Dividends received on shares generally will be treated, for United States federal income tax purposes, as income from non-U.S. sources. Such non-U.S. source income generally will be “passive category income”, or in certain cases “general category income”, which is treated separately from other types of income for purposes of computing the U.S. foreign tax credit. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares . U.S. Holders who do not elect to claim a U.S. foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

The following discussion of the federal income taxation of dividends assumes we are a PFIC as defined below in the subsection entitled “PFIC Considerations.” If we were to become a PFIC, then dividends would not be taxed as described in this section and instead U.S. Holders would be taxed as described below in the subsection entitled “PFIC Considerations.”

Sale or Other Disposition of Shares. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such shares , as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares have been held for more than one year and will generally be United States source gain or loss. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains for taxable years beginning before January 1, 2011. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its own tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

Recent Legislative Developments.

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for tax years beginning after December 31, 2012. In addition, for tax years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares.

PFIC Considerations
A foreign corporation will be treated as a “passive foreign investment company” or “PFIC”, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of the fair market value of its assets are “passive” for any taxable year. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC in the current taxable year and do not anticipate becoming a PFIC in the future. The PFIC status of a foreign corporation for any taxable year, however, will not be determinable until after the end of that taxable year. Because the classification of certain of our assets for United States federal income tax purposes is uncertain, the PFIC rules are subject to administrative interpretation, and the relevant facts may change in the future, however, no assurance can be given that we are not or will not be treated as a PFIC. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

If we were to be classified as a PFIC for any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares and (ii) any “excess distribution” paid on the shares (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their own tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

Backup withholding and information reporting

In general, information reporting requirements will apply to dividends on or the proceeds received on the sale, exchange or redemption of shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s United States federal income tax returns.
Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s United States federal income tax liability provided that the appropriate returns are filed.

A non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

THE ABOVE DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR SHARES AND IS NOT INTENDED TO BE CONSTRUED AS TAX ADVICE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL, STATE, LOCAL OR NON-UNITED STATES TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
Upon effectiveness of this registration statement, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is September 30 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with IFRS.
We will make available to our shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS. The Company’s documents may be available at its corporate headquarters at 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

I. Subsidiary Information
See Item 4.C, “Organizational Structure” for the complete list of the Company’s subsidiaries.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
a. Market risk.  Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk.  The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2011.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk.  The Company is exposed to foreign currency risk as most monetary financial instruments are denominated in US dollars, RMB, HK dollars and Taiwan dollars which are the major currencies for our business transactions. The Company has not entered into any foreign currency contracts to mitigate this risk. The Company holdssignificant assets in Rmb. As at March 31, 2011, the Company maintained in its monetary assets in the amount of Rmb 125.5 million and its monetary liabilities in the amount of Rmb 34.6 million. The Notes 6 Financial Instruments (i) Market risk (1) Currency risk of the Consolidated Financial Statements  on  page  F-17 prepared in accordance with International Financial Reporting Standards (“IFRS”) shows the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities and also their correspondent sensitivity analysis as of March 31, 2011.

d. Other price risk.  Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net profit and other comprehensive income for the year ended March 31, 2011 could have varied if the British Pound to the above-stated major currencies foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.RESERVED

The registration statement does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

See ITEM 6.C. Board Practices – “Board Meetings and Committees; Annual Meeting Attendance.

ITEM 16B.  CODE OF ETHICS

Not Applicable.

ITEM 16C.  PRINCIPAL ACCOUNTIING FEES AND SERVICES
The statutory audit fee paid in 2011 financial year ended was US$61,538 (approximately £ 0.04 million) .  HKCMCPA Company Limited, Certified Public Accountants (formerly known as ZYCPA Company Limited), acted as our Auditors for the financial years ended March 31, 2011, 2010 and 2009.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTYFIYING ACCOUNTANT

(a) Resignation of Former Principal Accountant

On April 21, 2009, Littlejohn, Chartered Accountants and Registered Auditors, or Littlejohn, resigned as our independent registered public accounting firm. Littlejohn was our independent registered public accounting firm since August 2007.

The decision to change independent registered public accounting firm approved by our audit committee on April 21, 2009.

The audit report of Littlejohn on our consolidated financial statements for the fiscal year ended March 31, 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended March 31, 2008 and in the subsequent interim period ended April 21, 2009, we did not have any disagreement with Littlejohn on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Littlejohn, would have caused them to make reference to the subject matter of the disagreement in their report on the consolidated financial statements for such year and for such period.

During fiscal year ended March 31, 2008 and through April 21, 2009, there were no “reportable events” requiring disclosure pursuant to Item F(a)(1)(v) of Form 20-F.

(b) Engagement of New Principal Accountant

On April 22, 2009, we appointed ZYCPA Company Limited, Certified Public Accountants, or ZYCPA, as our independent registered public accounting firm. The name of ZYCPA has been changed to HKCMCPA Company Limited effective on March 1, 2011. During the fiscal year ended March 31, 2008 and through April 22, 2009, neither we nor anyone on our behalf consulted ZYCPA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor has ZYCPA provided to us a written report or oral advice that ZYCPA concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a “disagreement” with Littlejohn, as that term is defined in Item16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in Hong Kong and our corporate governance practices are governed by applicable Hong Kong law. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the best corporate governance practices.

PART III

Item 17. Financial Statements

See page F-1

Item 18. Financial Statements

See page F-1

Item 19. Exhibits

Exhibit No.	Description

1.1	Memorandum and Articles of Association of the Company (1)
4.1	Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated December 31, 2007 (1)
4.2	Supplemental Agreement to the Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated September 22, 2008 (1)
4.3	Supplemental Agreement II to the Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated January 21, 2009 (1)
4.4	Supplemental Agreement III to the Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated January 25, 2010 (1)
4.5	Supplemental Agreement IV to the Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated February 8, 2011 (1)
4.6	Unofficial Translation of Notice of Credit Facilities, issued by Hua Nan Commercial Bank Ltd., HIS Chih Branch to T-Com Technology Co. Ltd. on November 19, 2010 (1)
4.7	Supplemental Agreement V to the Loan Agreement between Mayne Management Limited and Univision Engineering Limited, dated January 11, 2012. *
10.1	Unofficial Translation of Construction Agreement between Zhongshan Fu Li Hua Property Development Co., Ltd. and Leader Smart Engineering (Shanghai) Limited, dated December 20, 2007 (1)
10.2	Unofficial Translation of Construction Agreement among Tiancheng Real Estate Development Co., Ltd., Xiangxigu Resort Co., Ltd. and Leader Smart Engineering (Shanghai) Limited, dated April 14, 2009 (1)
10.3	Supplemental Agreement on Sales and Purchase Contract re First Floor of Zhongshan Mingxuan shopping mall (1)
10.4	Supplemental Agreement on Sales and Purchase Contract re Third Floor of Zhongshan Mingxuan shopping mall (1)
10.5	Supplemental Agreement on Sales and Purchase Contract re Fourth Floor of Zhongshan Mingxuan shopping mall (1)
10.6	Supplemental Agreement on Sales and Purchase Contract re Fifth Floor of Zhongshan Mingxuan shopping mall (1)
10.7	Leasing Agreement for Parking Space (1)
10.8
Agreement for Transferring The Interest In Project, dated June 22, 2012 by and between the Company, Hua Xin Trading and Development Co Ltd. , and Guangzhou Jun Heng Electrical and Mechanical Equipment Company Limited*.

10.9	The letter of acceptance for the Maintenance Contract between MTR Corporation and the Company, dated November 23, 2011*
23.1	Consent of HKCMCPA Company Limited *

(1)  Incorporated by reference to the Company’s Registration Statement on Form 20-F, filed on March 26, 2012
* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

UNIVISION ENGINEERING LIMITED
By:	/s/ Chun Hung Wong
Chun Hung Wong
Chief Executive Officer
Date: June 28, 2012

INDEX TO FINANCIAL STATEMENTS
UNIVISION ENGINEERING LIMITED

Page
Fiscal years ended March 31, 2011, 2010 and 2009 (Audited)

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Balance Sheets as of March 31, 2011 and 2010	F-3

Consolidated Statements of Comprehensive Income for the years ended March 31, 2011, 2010 and 2009	F-5

Consolidated Statements of Changes in Equity for the years ended March 31, 2011, 2010 and 2009	F-6

Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2010 and 2009	F-7

Notes to the Consolidated Financial Statements	F-8 – F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders of
UNIVISION ENGINEERING LIMITED

We have audited the accompanying consolidated balance sheets of UniVision Engineering Limited and its subsidiaries (the “Group”) as of March 31, 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of three years in the period ended March 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years ended March 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ HKCMCPA Company Limited

HKCMCPA Company Limited
(Formerly ZYCPA Company Limited)
Certified Public Accountants
Hong Kong, China

December 2, 2011

UNIVISION ENGINEERING LIMITED
CONSOLIDATED BALANCE SHEETS
As of March 31, 2011 and 2010

	Note	2011	2010
		£	£
ASSETS
Non-current assets
Plant and equipment	16	108,864	197,093
Goodwill	17	25,830	25,830
Trade and other receivables	21	1,051,382	-

Total non-current assets		1,186,076	222,923

Current assets
Inventories	19	901,257	966,333
Trade and other receivables	21	14,842,916	4,400,341
Tax recoverable	24(a)	-	4,384
Cash and cash equivalents	22	1,023,526	884,174

Total current assets		16,767,699	6,255,232

Total assets		17,953,775	6,478,155

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	23	5,536,162	3,342,153
Income tax payable	24	1,174,806	15,116
Interest-bearing borrowings	25	4,684,320	5,165,203
Obligation under finance lease	26	3,786	4,048

Total current liabilities		11,399,074	8,526,520

Non-current liability
Obligation under finance lease	26	947	5,060

Total liabilities		11,400,021	8,531,580

Capital and reserves
Share capital	27	1,697,617	1,697,617
Reserves		4,591,367	(3,974,852)

Equity /(capital deficiency) attributable to equity holders of UniVision Engineering Limited		6,288,984	(2,277,235)

Non-controlling interests		264,770	223,810

Total equity/(capital deficiency)		6,553,754	(2,053,425)

Total liabilities and equity		17,953,775	6,478,155

UNIVISION ENGINEERING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended March 31, 2011, 2010 and 2009

Note	2011	2010	2009
£	£	£

Revenue	8,576,363	6,473,743	9,228,523

Cost of sales	(5,209,729)	(4,339,985)	(6,143,040)

Gross profit	3,366,634	2,133,758	3,085,483

Other income	8	53,757	143,360	127,920
Selling and distribution expenses	(93,651)	(96,001)	(86,875)
Administrative expenses	(2,000,677)	(1,695,991)	(2,081,104)
Other operating expenses	-	(11,428)
Impairment loss recognized on goodwill	17	-	(791,945)	(309,325)
Impairment loss recognized on trade and other receivables	21	(881,891)	(1,088,223)	(286,629)
Loss on deconsolidation of a subsidiary	33	-	(8,324,208)	-
Gain on reconsolidation of a subsidiary	33	8,426,380	-	-
Finance costs	9	(619,118)	(611,657)	(735,955)

Income/(loss) before income tax	10	8,251,434	(10,330,907)	(297,913)

Income tax expense	13	(20,053)	(17,351)	(226,951)

Net income/(loss) for the year	8,231,381	(10,348,258)	(524,864)

Other comprehensive income/(loss):
Exchange differences arising on translation of foreign operations	375,798	(828,698)	2,444,208
Release of translation reserve upon deconsolidation of a subsidiary	-	(86,785)	-

Other comprehensive income/(loss) for the year, net of tax	375,798	(915,483)	2,444,208

Total comprehensive income/(loss) for the year	8,607,179	(11,263,741)	1,919,344

Net income/(loss) for the year attributable to :
Equity holders of UniVision Engineering Limited	8,192,288	(10,340,804)	(554,580)
Non-controlling interests	39,093	(7,454)	29,716

8,231,381	(10,348,258)	(524,864)

Total comprehensive income/(loss) for the year attributable to:
Equity holders of UniVision Engineering Limited	8,566,219	(11,255,214)	1,841,759
Non-controlling interest	40,960	(8,527)	77,585

8,607,179	(11,263,741)	1,919,344

Earnings/(loss) per share
Basic	14	2.14	p	(2.70p	)	0.14	p
Diluted	14	2.14	p	(2.70p	)	0.14	p

All revenues are from continuing operations.

UNIVISION ENGINEERING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended March 31, 2011, 2010 and 2009

	Share capital	Share premium	Retained earnings/(accumulated losses)	Special capital reserve “A”	Special capital reserve “B”	Translation reserve	Sub-total	Non-controlling interest	Total equity/ (capital deficiency)
	£	£	£	£	£	£	£	£	£
		(Note 1)		(Note 2)	(Note 3)

As of April 1, 2008	1,697,617	2,192,640	3,170,255	155,876	143,439	(223,607)	7,136,220	154,752	7,290,972

Net loss for the year	-	-	(554,580)	-	-	-	(554,580)	29,716	(524,864)

Exchange difference arising on translation of foreign operations	-	-	-	-	-	2,396,339	2,396,339	47,869	2,444,208

Total comprehensive income for the year	-	-	(554,580)	-	-	2,396,339	1,841,759	77,585	1,919,344

As of March 31, 2009	1,697,617	2,192,640	2,615,675	155,876	143,439	2,172,732	8,977,979	232,337	9,210,316

Net loss for the year	-	-	(10,340,804)	-	-	-	(10,340,804)	(7,454)	(10,348,258)

Exchange difference arising on translation of foreign operations	-	-	-	-	-	(827,625)	(827,625)	(1,073)	(828,698)

Release of translation reserve upon deconsolidation of a subsidiary	-	-	-	-	-	(86,785)	(86,785)	-	(86,785)

Total comprehensive loss for the year	-	-	(10,340,804)	-	-	(914,410)	(11,255,214)	(8,527)	(11,263,741)

As of March 31, 2010	1,697,617	2,192,640	(7,725,129)	155,876	143,439	1,258,322	(2,277,235)	223,810	(2,053,425)

Net income for the year	-	-	8,192,288	-	-	-	8,192,288	39,093	8,231,381

Exchange difference arising on translation of foreign operations	-	-	-	-	-	373,931	373,931	1,867	375,798

Total comprehensive income for the year	-	-	8,192,288	-	-	373,931	8,566,219	40,960	8,607,179

As of March 31, 2011	1,697,617	2,192,640	467,159	155,876	143,439	1,632,253	6,288,984	264,770	6,553,754

UNIVISION ENGINEERING LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
For the years ended March 31, 2011, 2010 and 2009

The currency translation from Hong Kong Dollars (“HK$”) to the presentational currency of Sterling Pound (“£”) used in the financial statements has no impact on the available distributable reserves of the Group as of March 31, 2011, 2010 and 2009.

Notes:

1.	Share premium

The Group may by resolution reduce the share premium account in any manner authorized and subject to any conditions prescribed by law.

2.	Special capital reserve “A”

Pursuant to the Order of the High Court dated November 20, 2004, any future recoveries of the Group’s accumulated provision for obsolete inventories and provision for bad debts amounting to HK$1,935,002 and HK$3,592,540 respectively will be credited to non-distributable special capital reserve “A” account.

3.	Special capital reserve “B”

By a special resolution passed on July 30, 2004 and Order of the High Court dated November 20, 2004, the authorized and issued capital of the Group was reduced from HK$159,245,000 divided into 31,849 ordinary shares of HK$5,000 each to HK$16,405,000 divided into 3,281 ordinary shares of HK$5,000 each. The reduction of capital was effected by cancellation of 28,568 ordinary shares of HK$5,000 each in the issued and paid up share capital of the Group. The Group established a non-distributable special capital reserve “B” account into which HK$2,071,307 was credited as a result of the capital reduction.

UNIVISION ENGINEERING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		£	£	£

Cash flows from operating activities
Income/(loss) before income tax		8,251,434	(10,330,907)	(297,913)

Adjustments for:
Non-cash finance costs		581,184	575,078	648,564
Finance cost paid		37,934	36,579	87,391
Interest income recognized in profit or loss	8	(846)	(521)	(8,521)
Depreciation of plant and equipment	16	85,498	55,043	191,933
(Recovery from)/allowance for obsolete inventories	19	(15,136)	(26,467)	89,435
Write back on trade and other payables	8	(7,489)	(3,275)	(85,660)
Impairment loss recognized on trade and other receivables	10	881,891	1,088,223	314,433
Impairment loss recognized on goodwill	17	-	791,945	309,325
Loss on disposal of plant and equipment	10	18,906	21,454	398
Loss on deconsolidation of a subsidiary	33	-	8,324,208	-
Gain on reconsolidation of a subsidiary	33	(8,426,380)	-	-

		1,406,996	531,360	1,249,385
Changes in operating assets and liabilities:
Decrease/(increase) in tax recoverable		-	4,039	(53,416)
Decrease/(increase) in inventories		35,080	(3,836)	215,513
Increase in trade and other receivables		(937,711)	(75,333)	(2,642,094)
(Decrease)/increase in trade and other payables		(32,609)	843,186	1,099,440
Increase in income tax payable		-	-	1,505

Cash generated from/(used in) operations		471,756	1,299,416	(129,667)
Income tax (paid)/refund – Taiwan		(1,733)	38	(18,669)

Net cash generated from/(used in) operating activities		470,023	1,299,454	(148,336)

Cash flows from investing activities
Interest received	8	846	521	8,521
Purchase of plant and equipment		(17,813)	(30,861)	(46,865)
Change in pledged bank deposits		-	369,056	(7,168)
Proceeds on disposal of plant and equipment		1,945	773	735
Net cash inflow/(outflow) from reconsolidation of a subsidiary	33	4,461	(4,388)	-

Net cash (used in)/generated from investing activities		(10,561)	335,101	(44,777)

UNIVISION ENGINEERING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
For the years ended March 31, 2011, 2010 and 2009

	Note	2011	2010	2009
		£	£	£

Cash flows from financing activities
Interest paid		(37,934)	(36,579)	(87,391)
Repayment of obligation under finance lease		(3,924)	(4,048)	(4,984)
Repayment of interest-bearing borrowings		(228,557)	(70,220)	(608,862)

Net cash used in financing activities		(270,415)	(110,847)	(701,237)

Net increase/(decrease) in cash and cash equivalents		189,047	1,523,708	(894,350)

Cash and cash equivalents at beginning of the year		884,174	(102,172)	438,498

Effect of foreign exchange rate changes		(49,695)	(537,362)	353,680

Cash and cash equivalents at end of the year	22	1,023,526	884,174	(102,172)

Analysis of the balance of cash and cash equivalents:
Cash and bank balances		1,023,526	884,174	117,762
Bank overdrafts		-	-	(219,934)

		1,023,526	884,174	(102,172)

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

1.	GENERAL

UniVision Engineering Limited (“the Company”) is incorporated in Hong Kong with limited liability and its shares are listed on the Alternative Investment Market of the London Stock Exchange (“AIM”).  The address of the registered office is 8/F Lever Tech Centre, 69-71 King Yip Street, Kwun Tong, Kowloon, Hong Kong.

The financial statements are presented in Sterling Pound (“£”) and the functional currency of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) is Hong Kong Dollars (“HK$”).  As the Company is listed on AIM, the directors consider that this presentation is more useful for its current and potential investors.

The Group is engaged in the supply, design, installation and maintenance of closed circuit television and surveillance systems, the sale of security system related products and provision for electronic and mechanical services.  The principal activities of its subsidiaries are set out in note 18 to the financial statements.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention basis, except as disclosed in the accounting policies below.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement and assumptions in the process of applying its accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

In the current financial year, the Group has adopted all the new and revised IFRS and IFRIC Interpretations that are relevant to its operations and effective for the current financial year. The adoption of these new/revised IFRSs and IFRIC Interpretations has no material effect on the financial statements.

New and Revised IFRSs and IFRIC Interpretations

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory that are relevant for the Group’s accounting periods beginning on or after April 1, 2011 or later periods and which the Group has not early adopted. They are as follows:

Revised IAS 24 - Related Party Disclosures	Effective for annual periods commencing January 1, 2011 or later
IFRS 9 Financial Instruments	Effective for annual periods commencing January 1, 2013 or later
IFRS 10 Consolidated Financial Statements	Effective for annual periods commencing January 1, 2013 or later
IFRS 11 Joint Arrangements	Effective for annual periods commencing January 1, 2013 or later
IFRS 12 Disclosure of Interests in Other Entities	Effective for annual periods commencing January 1, 2013 or later
IFRS 13 Fair Value Measurement	Effective for annual periods commencing January 1, 2013 or later
IAS 19 Employee Benefits (Amendments)	Effective for annual periods commencing January 1, 2013 or later

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The nature of the changes in accounting policy on adopting the revised IAS 24 is described below:

The revised IAS 24 clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised IAS 24 expands the definition of a related party and would treat two entities as related to each other whenever a person (or a close member of that person’s family) or a third party has control or joint control over the entity, of has significant influence over the entity. The revised standard also introduces a partial exemption of disclosures requirements for government-related entities. The Group is currently determining the impact the changes to the definition of a related party will have on the disclosures of related party transactions. As this is a disclosure standard, it will have no impact on the financial position or financial performance of the Group when implemented in 2011.

The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the financial statements.

4.	SIGNIFICANT ACCOUNTING POLICIES

4.1         Basis of consolidation

(a)         Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisitions related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments.

Cost also includes direct attributable costs of investment. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

LSSH were first deconsolidated from the Company’s consolidated financial statementson September 16, 2009, when Mr. June Ming IP was dismissed from the director and legal representative of LSSH. A final verdict on the litigation was issued in favor of the Company in September 13, 2010 and the Company has successfully obtained all of LSSH’s chops * (representing the Company’s seal), business license and the legal representative’s chop back from Mr. Ip. The legal representative of LSSH was also changed from Mr. Ip to Mr. Stephen Koo (the Executive Chairman of UniVision). Accordingly, LSSH was effectively reconsolidated upon the control was resumed on September 13, 2010.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

(b)         Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

4.2         Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incurs expenses, including revenues and expenses that relate to transactions with other components of the Group.  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

4.3         Foreign currency

(a)         Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated and company financial statements are presented in Sterling Pound (“£”), which is the Group’s presentation currency. As the Company is listed on AIM, the directors consider that this presentation is more useful for its current and potential investors.

The functional currency of the Group’s entity is summarized as follows:

1.	UniVision Engineering Limited	Hong Kong Dollars	(“HK$”)
2.	T-Com Technology Co. Limited	New Taiwan Dollars	(“NTD”)
3.	Leader Smart Engineering Limited	Hong Kong Dollars	(“HK$”)
4.	Leader Smart Engineering (Shanghai) Limited (“LSSH”)	Renminbi Yuan	(“RMB”)

(b)             Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and bank balances are presented in the income statement within “finance income or cost”. All other foreign exchange gains and losses are presented in the statement of comprehensive income within “administrative expense” or “other income”.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences in respect of changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available for sale, are included in other comprehensive income.

(c)         Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)
income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of comprehensive income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

4.4         Plant and equipment

Plant and equipment are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment loss. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use.

On disposal of an item of plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to profit or loss.

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over the estimated useful lives as follows:

Furniture and fixtures	5 years
Computer equipment	3 years
Motor vehicles	3 years
Research assets	5 years

Fully depreciated plant and equipment are retained in the financial statements until they are no longer in use and no further charge for depreciation is made in respect of these assets.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The residual values, useful life and depreciation method are reviewed at the end of each reporting period to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of plant and equipment. The effects of any revision are recognized in profit or loss when the changes arise.

Subsequent expenditure relating to plant and equipment that has already been recognized is added to carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

4.5         Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, identified according to operating segment.

4.6         Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

▪	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
▪	the intention to complete the intangible asset and use or sell it;
▪	the ability to use or sell the intangible asset;
▪	how the intangible asset will generate probable future economic benefits;
▪	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
▪	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is reported at cost less accumulated amortization and accumulated impairment losses.

4.7         Impairment of non-financial assets

Assets that have an indefinite useful life, for example, goodwill or intangible assets not ready to use are not subject to amortization and are tested annually for impairment. Other assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The difference between the carrying amount and the recoverable amount is recognized as an impairment loss in profit or loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

4.8         Financial assets

Financial assets are recognized on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instruments.

(i)         Classification

The Group classifies its financial assets as loans and receivables. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than twelve months after the end of the reporting period which are presented as non-current assets. Loans and receivables are presented as “trade and other receivables” and “cash and bank balances” on the balance sheet.

	Type of item	Nature and terms of item
1.	Bills receivable
Certain customers pay accounts receivable with bills receivable from Taiwan banks with maturities less than twelve months. These are also referred to as “bankers” acceptances, which are unsecured, interest-free and to be matured in twelve months.

2.	Loans	Unsecured temporary advances to the subsidiaries, which are interest-free and eliminated upon consolidation.

3.	Other receivables	They include:
a. Retention receivable under warranty provision among certain construction contracts for a period of twelve months
b. Accrued income from maintenance contracts, which are billed or collected within twelve months.

(ii)         Recognition and derecognition

Purchases and sales of financial assets are recognized and derecognized on trade dates – the dates on which the Group commits to purchase or sell the assets.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. On disposal of a financial asset, the difference between the carrying amount and the sale proceeds is recognized in profit or loss.

(iii)         Initial measurement

Loans and receivables are initially recognized at fair value plus transaction costs.

(iv)         Subsequent measurement

Loans and receivables are subsequently carried at amortized cost using the effective interest method.

(v)         Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes an allowance for impairment when such evidence exists.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy, and default or significant delay in payments are objective evidence that these financial assets are impaired.

The carrying amount of these assets is reduced through the use of an impairment allowance account which is calculated as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognized against the same line item in profit or loss.

The allowance for impairment loss account is reduced through profit or loss in a subsequent period when the amount of impairment loss decreases and the related decrease can be objectively measured. The carrying amount of the asset previously impaired is increased to the extent that the new carrying amount does not exceed the amortized cost, had no impairment been recognized in prior periods.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

4.9         Financial liabilities

Financial liabilities are recognized on the balance sheet when, and only when, the Group and Company becomes a party to the contractual provisions of the financial instrument.

Financial liabilities are recognized initially at fair value, plus, in the case of financial liabilities other than derivatives, directly attributable transaction costs.

Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

For financial liabilities, gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process. A financial liability is derecognized when the obligation under the liability is extinguished.

4.10         Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profit less recognized losses and progress billings, and are presented under the caption of “Trade and other receivables” or “Trade and other payables” in the balance sheet as the “Amounts due from customers for contracts-in-progress” (as an asset) or the “Amounts due to customers for contracts-in-progress” (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet. Amounts received before the related work is performed are included in the balance sheet, as a liability, as “Advances received”.

4.11         Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method and comprises design costs, raw materials, direct labor, other direct costs and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

4.12         Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.  Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

4.13         Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of debt instrument. A financial guarantee contract issued by the Group is initially measured at its fair value, less transaction costs that are directly attributable to the issue of the financial guarantee contract.  Subsequently, the Group measures the financial guarantee contract at the higher of: (i) the amount of the present legal or constructive obligation under the contract at the reporting date, as determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and (ii) the amount initially recognized less, where appropriate, cumulative amortization.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

4.14         Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of the Group’s activities. Revenue is shown net of business tax, value-added tax, rebates and discounts, and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue and related cost can be reliably measured, it is probable that future economic will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)        Construction contracts

Revenue from construction contracts is recognized when the outcome of a construction contract can be estimated reliably:

▪
revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

▪
revenue from a cost plus contract is recognized by reference to the recoverable costs incurred during the period plus an appropriate proportion of the total fee, measured by reference to the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable.

(ii)        Maintenance contracts

 Revenue from maintenance contracts is recognized on a straight line basis over the term of maintenance contract.

(iii)       Product sales

 Revenue from product sales is recognized on the transfer of risks and rewards of ownership, which generally coincides with the delivery of goods to customers and the passing of title to customers.

(iv)       Interest income

 Interest income is recognized as it accrues using the effective interest method.

4.15     Income tax

Income tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

4.16         Provisions

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can been reliably estimated.  Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be reliably estimated, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.  Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

4.17         Employee benefit

These comprise short term employee benefits and contributions to defined contribution retirement plan.

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

4.18         Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The Company and the Group as lessee –

Assets held under finance leases are recognized as assets of the Company and the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Operating lease payments are recognized as an expense on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight line basis.

5.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, the directors of the Group are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(a)	Critical judgements in applying the entity’s accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the directors have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

(i)         Estimation of contract costs

Estimated costs to complete contracts are judged by the directors through the application of their experience and knowledge of the industry in which the Group operates.  However, contract performance can be difficult to predict accurately.  The directors believe that contract budgets do not deviate materially from actual costs incurred due to a strong cost control system with regular review of budgets which highlight any incidences that could affect estimated costs to completion.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting periods, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

(b)	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting periods, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are:

(i)         Impairment for trade and other receivables

The estimation of impairment for trade and other receivables includes an assessment of recoverability of individual account balances and a review of ageing analysis of trade and other receivables by the directors.  The directors will also review the credit history of customers in assessing the recoverability of trade and other receivables.  When any indication comes to their attention that a trade and other receivables might not be recovered in full, impairment will be made and recognized as an expense in the consolidated statement of comprehensive income.  As at March 31, 2011, the total carrying amount of trade and other receivables are £14,842,916 (2010: £4,400,341 and 2009: £18,923,799).

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

(ii)         Deferred taxation

As at March 31, 2011, the Group has unused tax losses of £4,411,038 (2010: £5,368,856 and 2009: £5,509,897) available for offset against future profits.  A deferred tax asset of £727,821 (2010: £885,861 and 2009: £909,133) has been not recognized in respect of the unused tax losses.  In cases where there are future profits generated to utilize the tax losses, a material deferred tax assets may arise, which would be recognized in the consolidated statement of comprehensive income for the period in which such future profits are recorded.

6.	FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	2011	2010
	£	£

Financial assets at amortized cost:
Loans and receivables (including cash and bank balances)

- Trade and other receivables	14,842,916	4,400,341
- Tax recoverable	-	4,384
- Cash and cash equivalents	1,023,526	884,174

Financial liabilities:
- Trade and other payables	5,536,162	3,342,153
- Income tax payable	1,174,806	15,116
- Interest-bearing borrowings	4,684,320	5,165,203
- Obligation under finance lease	4,733	9,108

(b)	Financial risk management objectives and policies

The Group’s major financial instruments include borrowings, trade and other receivables and trade and other payables. Details of these financial instruments are disclosed in the respective notes.  The risks associated with these financial instruments include currency risk, interest rate risk, credit risk and liquidity risk.  The policies on how to mitigate these risks are set out below.  The management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(i)	Market risk

(1)	Currency risk

Certain entities in the Group have foreign currency transactions and have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

The Group has foreign currency transactions, which expose the Group to foreign currency risk.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities, mainly represented by trade and other receivables, cash and bank balances, trade and other payables and borrowings, at the end of the reporting period are as follows:

	Assets		Liabilities
	2011	2010	2011	2010

NTD	11,042,936	112,770,825	94,792,795	93,930,365
RMB	125,592,045	-	34,640,001	15,216
USD	459,128	347,897	8,280,118	7,448,385
HKD	29,255,983	29,769,288	9,793,489	17,739,283

The Group currently does not have any policy on hedges of foreign currency risk. However, management monitors the foreign currency risk exposure and will consider hedging significant foreign currency risk should the need arise.

Sensitivity analysis

The following table details the Group’s sensitivity to a 5% increase and decrease in £ against the relevant foreign currencies and all other variables were held constant.  5% (2010: 5%) is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currencies denominated monetary items and adjusts their translation at the year end for a 5% (2010: 5%) change in foreign currency rates.  A positive/(negative) number indicates a decrease/(increase) in post-tax loss for the year when £ strengthens 5% (2010: 5%) against the relevant foreign currencies.  For a 5% (2010: 5%) weakening of £ against the relevant currency, there would be an equal but opposite impact on the post-tax profit/(loss) for the year.

	2011	2010	2009
	£	£	£

NTD
Post-tax profit for the year	17,347	20,758	21,961

RMB
Post-tax profit/(loss) for the year	454,106	(78)	576,942

USD
Post-tax loss for the year	(256,488)	(248,970)	(237,543)

HKD
Post-tax profit for the year	81,830	54,079	67,277

(2)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed rate bank deposits and borrowings at fixed rates. The Group is exposed to cash flow interest rate risk due to fluctuation of the prevailing market interest rate on certain bank borrowings which carry at prevailing market interest rates as shown in notes 25 and 26.  The Group currently does not have an interest rate hedging policy.  However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

Sensitivity analysis

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The sensitivity analysis below has been determined based on the change in interest rates and the exposure to interest rates for the non-derivative financial liabilities at the balance sheet date and on the assumption that the amount outstanding at the balance sheet date was outstanding for the whole year and held constant throughout the financial year.  The 25 basis points increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date.  The analysis is performed on the same basis for 2010 and 2009.

For the year ended March 31, 2011, if interest rates has been 25 basis points higher/lower, with all other variables held constant, the Group’s post-tax profit for the year would increase/decrease by approximately £2,302 (2010: £2,213).

(ii)	Credit risk

As of March 31, 2011, the Group’s maximum exposure to credit risk in the event of the counterparties’ failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group’s credit risk is primarily attributable to its trade and other receivables. In order to minimize the credit risk, the management of the Group has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.  Credit evaluations of its customers’ financial position and condition are performed on each and every major customer periodically.  These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates.  Debts are usually due within 90 days from the date of billing.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.  The default risk of the industry and country in which customers operate also has an influence on credit risk. At the balance sheet date, the Group had no significant concentrations of credit risk where individual trade and other receivables balance exceed 10% of the total trade and other receivables at the balance sheet date.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Also, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 21.

(iii)	Liquidity risk

In managing the liquidity risk, the Group’s policy is to regularly monitor and maintain an adequate level of cash and cash equivalents determined by management to finance the Group’s operations.  Management also needs to ensure the continuity of funding for both the short and long terms, and to mitigate the effects of cash flow fluctuation. As of March 31, 2011, the Group has the aggregate banking facilities £1,981,477 (2010: £2,346,849), of which £1,035,923 were unused (2010: £1,178,913).

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

The following table details the contractual maturities of the Group’s financial liabilities at the balance sheet date, which is based on the undiscounted cash flows and the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

2011

	Weighted	Within	More than	More than		Carrying
	average	1 year	1 year but	2 years but	Total	amount
	effective	or on	less than	less than	undiscounted	at March
	interest rate	demand	2 years	5 years	cash flow	31, 2010
	%	£	£	£	£	£

Non-derivative financial liabilities:
Interest-bearing borrowings	3.2%-15%	5,254,254	-	-	5,254,254	4,684,320
Trade and other payables	-	5,536,162	-	-	5,536,162	5,536,162
Income tax payable	-	1,174,806	-	-	1,174,806	1,174,806
Obligation under finance lease	9.5%	4,529	1,133	-	5,662	4,733

		11,969,751	1,133	-	11,970,884	11,400,021

Financial guarantee issued
Maximum amount guaranteed (note 30)		4,400,000	-	-	4,400,000	4,400,000

2010

	Weighted	Within	More than	More than		Carrying
	average	1 year	1 year but	2 years but	Total	amount
	effective	or on	less than	less than	undiscounted	at March
	interest rate	demand	2 years	5 years	cash flow	31, 2010
	%	£	£	£	£	£

Non-derivative financial liabilities:
Interest-bearing borrowings	3.1%-15%	5,782,080	-	-	5,782,080	5,165,203
Trade and other payables	-	3,342,153	-	-	3,342,153	3,342,153
Income tax payable	-	15,116	-	-	15,116	15,116
Obligation under finance lease	9.5%	4,842	6,052	-	10,894	9,108

		9,144,191	6,052	-	9,150,243	8,531,580

Financial guarantee issued
Maximum amount guaranteed (note 30)		2,700,856	-	-	2,700,856	-

(c)	Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors of the Group consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the financial statements approximate to their fair values.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

(d)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with a higher level of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of a net debt-to-adjusted capital ratio.  For this purpose the Group defines net debt as total debt (which includes bank borrowings and other financial liabilities) less bank deposits and cash.  Adjusted capital comprises all components of equity less unaccrued proposed dividends.

During 2011, the Group’s strategy, which was unchanged from 2009, was to maintain the net debt-to-adjusted capital ratio as low as feasible.  In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Neither the Company nor any of its subsidiary undertakings are subject to externally imposed capital requirements.

The net debt-to-adjusted capital ratios of the Group at the end of the reporting period were as follows:

	2011	2010
	£	£
Current liabilities
Trade and other payables	5,536,162	3,342,153
Borrowings	4,684,320	5,165,203
Income tax payable	1,174,806	15,116
Obligation under finance lease	3,786	4,048
	11,399,074	8,526,520
Non-current liabilities
Obligation under finance lease	947	5,060

Total debt	11,400,021	8,531,580

Less: cash and cash equivalents	1,023,526	884,174

Net debt	10,376,495	7,647,406

Total equity/(capital deficiency)	6,553,754	(2,053,425)

Net debt-to-adjusted capital ratio	158%	-372%

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

7.	SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the chief operating decision maker, being the chief executive officer, that are used to make strategic decisions.

Information reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided. The Group’s reportable operating segments are summarized as follows:

-         Security and surveillance
-         Electrical and mechanical

(a)	Segment revenues and results

The following is an analysis of the Group’s revenue and results by operating segment:

	Year ended March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	4,006,634	1,478,157	5,484,791
- Maintenance contracts	2,464,360	-	2,464,360
- Product sales	627,212	-	627,212
Revenue from external customers	7,098,206	1,478,157	8,576,363

Segment profit/(loss)	2,738,348	(2,294,176)	444,172
Gain on reconsolidation of a subsidiary	-	8,426,380	8,426,380
Finance costs	(37,934)	(581,184)	(619,118)

Profit before income tax	2,700,414	5,551,020	8,251,434

	Year ended March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	4,188,245	-	4,188,245
- Maintenance contracts	2,027,207	-	2,027,207
- Product sales	258,291	-	258,291
Revenue from external customers	6,473,743	-	6,473,743

Segment loss	(1,018,997)	(376,045)	(1,395,042)
Loss on deconsolidation of a subsidiary	-	(8,324,208)	(8,324,208)
Finance costs	(40,042)	(571,615)	(611,657)

Loss before income tax	(1,059,039)	(9,271,868)	(10,330,907)

	Year ended March 31, 2009
	Security and surveillance	Electrical and mechanical	Total
	£	£	£
Segment revenue by major products and services:
- Construction contracts	3,469,222	2,947,913	6,417,135
- Maintenance contracts	2,073,129	-	2,073,129
- Product sales	382,837	-	382,837
- Solution sales	351,259	-	351,259
- Management fee	-	4,163	4,163
Revenue from external customers	6,276,447	2,952,076	9,228,523

Segment (loss)/profit	(427,870)	865,912	438,042
Finance costs	(735,955)	-	(735,955)

(Loss)/profit before income tax	(1,163,825)	865,912	(297,913)

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

(b)	Segment assets and liabilities

The following is an analysis of the Group’s assets and liabilities by operating segment:
	At March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Segment assets	5,833,306	12,120,469	17,953,775
Unallocated assets	-	-	-
Consolidated total assets	5,833,306	12,120,469	17,953,775

Segment liabilities	2,968,860	8,431,161	11,400,021
Unallocated liabilities	-	-	-
Consolidated total liabilities	2,968,860	8,431,161	11,400,021

	At March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Segment assets	6,433,219	44,936	6,478,155
Unallocated assets	-	-	-
Consolidated total assets	6,433,219	44,936	6,478,155

Segment liabilities	3,631,064	4,900,516	8,531,580
Unallocated liabilities	-	-	-
Consolidated total liabilities	3,631,064	4,900,516	8,531,580

(c)	Other segment information

Amounts regularly provided to the chief operating decision maker but not included in the measure of segment profit or segment assets and not allocated to any operating segments:

	Year ended March 31, 2011
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	17,813	-	17,813
Depreciation	85,498	-	85,498
Impairment loss recognized on goodwill	-	-	-

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

	Year ended March 31, 2010
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	29,421	-	29,421
Depreciation	55,043	-	55,043
Impairment loss recognized on goodwill	68,509	723,436	791,945

	Year ended March 31, 2009
	Security and surveillance	Electrical and mechanical	Total
	£	£	£

Capital expenditure	57,070	-	57,070
Depreciation	164,976	26,957	191,933
Impairment loss recognized on goodwill	309,325	-	309,325

* Capital expenditure represented plant and equipment.

(d)	Geographical segments

In determining the Group’s geographical segments, revenues are attributed to the segments based on the location of the customers and assets are attributed to the segments based on the location of the assets.

No further geographical segment information is presented as the Group’s revenue is materially derived from customers based in one geographic segment comprising Hong Kong, Macau, Taiwan and the PRC, and all of the Group’s assets are located in the same geographic segment.

(e)	Information about major customers

Revenues of approximately £2,115,481 (2010: £1,676,208) are derived from two single external customers, who contributed to 10% or more of the Group’s revenue for both 2011 and 2010 fiscal years.

8.	OTHER INCOME

	2011	2010	2009
	£	£	£

Exchange gain	40,594	17,771	31,152
Realized gain on investment securities	-	-	1,105
Interest income	846	521	8,521
Write back on trade and other payables	7,489	3,275	85,660
Sundry income	4,828	121,793	1,482

	53,757	143,360	127,920

9.	FINANCE COSTS

	2011	2010	2009
	£	£	£

Interest on bank loans and other borrowings wholly repayable within one years	618,348	610,900	735,264
Finance charge on obligation under finance lease	770	757	691

	619,118	611,657	735,955

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

10.	INCOME/(LOSS) BEFORE INCOME TAX

Income/(loss) before income tax is stated after charging/(crediting):

	2011	2010	2009
	£	£	£

Cost of inventories recognized as expenses	2,367,480	2,165,974	2,871,041
Impairment loss recognized on trade and other receivables	881,891	1,088,223	314,433
Impairment loss recognized on goodwill	-	791,945	309,325
(Recovery from) allowance for obsolete inventories	(15,136)	(26,467)	89,435
Auditor’s remuneration
- audit services (parent company)	44,504	(13,928)	66,477
Depreciation – leased plant and equipment	6,001	5,902	5,391
Depreciation – owned plant and equipment	79,497	49,141	186,542
Research and development costs	13,284	25,756	41,783
Operating lease charges – minimum lease payments	122,241	114,019	125,375
Loss on disposal of plant and equipment	18,906	21,454	398
Loss on deconsolidation of a subsidiary	-	8,324,208	-
Gain on reconsolidation of a subsidiary	(8,426,380)	-	-

11.	DIRECTORS’ REMUNERATION

Directors’ remuneration for the year is disclosed as follows:

	2011	2010	2009
	£	£	£

Directors’ fees	80,470	81,752	82,862
Other emoluments:
Salaries, bonuses and allowances	138,473	126,390	108,480
Pension scheme contributions	2,979	2,931	2,678

	221,922	211,073	194,020

12.	STAFF COSTS (including directors’ remuneration)

	2011	2010	2009
	£	£	£

Wages and salaries	1,903,111	1,747,441	1,493,222
Pension scheme contributions	80,076	74,810	72,963

	1,983,187	1,822,251	1,566,185

13.	INCOME TAX EXPENSE IN THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(a)	Income tax in the consolidated statement of comprehensive income:

	2011	2010	2009
	£	£	£

Current income tax expense/(credit)

Hong Kong profits tax	-	(5,045)	4,609
PRC income tax	-	-	215,462
Taiwan income tax	20,053	22,396	6,880

	20,053	17,351	226,951

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

No Hong Kong profits tax has been provided for in the consolidated financial statements as the Company has unused tax losses to offset against its taxable profit during the year.

Taxes for subsidiary undertakings are calculated using the rates prevailing in the local jurisdictions, whereas the PRC income tax rate is charged at 25% (2010 and 2009 : 25%) and Taiwan income rate is charged at 25% (2010 and 2009: 25%).

(b)	Reconciliation between income tax expense and accounting profit/(loss) at the applicable tax rates:

	2011	2010	2009
	£	£	£

Income/(loss) before income tax	8,251,434	(10,330,907)	(297,913)

Notional tax on income/(loss) before income tax, calculated at the rates applicable to income/(loss) in the tax jurisdictions concerned	269,654	(613,269)	(704,590)
Tax effect of non-taxable income	(324,180)	(6)	(44)
Tax effect of non-deductible expenses	179,424	621,058	898,349
Tax effect of temporary differences not recognized	(143)	(2)	31,667
Tax effect of utilization of tax losses not recognized in prior years	(104,411)	-	(1,214)
Tax effect of tax losses not recognized	-	27,581	8,870
Over provision in prior years	(291)	(18,011)	(6,087)

Income tax expense	20,053	17,351	226,951

14.	EARNINGS/(LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the net income/(loss) attributable to the equity holders of the Company for the year of £8,192,288 (2010: loss of £10,340,804 and 2009: loss of £554,580), and the weighted average of 383,677,323 (2010 and 2009: 383,677,323) ordinary shares in issue during the year.

There were no potential dilutive instruments at either financial year end.

15.	DIVIDEND

No dividend has been declared or paid for the years ended March 31, 2011, 2010 and 2009.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

16.	PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Motor vehicles	Research assets	Total
	£	£	£	£	£
Cost

As of April 1, 2009	160,495	162,833	120,675	967,171	1,411,174

Additions	6,049	17,956	5,416	-	29,421
Disposals	(619)	(94)	(3,611)	(61,425)	(65,749)
Deconsolidation of a subsidiary	(11,180)	-	(29,326)	(14,139)	(54,645)
Foreign translation difference	(4,834)	7,381	(3,532)	9,448	8,463

As of March 31, 2010	149,911	188,076	89,622	901,055	1,328,664

As of April 1, 2010	149,911	188,076	89,622	901,055	1,328,664

Additions	5,243	1,740	10,830	-	17,813
Disposals	(113)	(35,517)	(10,844)	(359,743)	(406,217)
Foreign translation difference	177	(1,223)	(968)	3,254	1,240

As of March 31, 2011	155,218	153,076	88,640	544,566	941,500

Accumulated depreciation

As of April 1, 2009	136,828	113,712	66,458	808,663	1,125,661

Charge for the year	21,640	9,210	14,530	9,662	55,042
Disposals	(619)	(73)	(3,611)	(39,256)	(43,559)
Deconsolidation of a subsidiary	(4,265)	-	(7,918)	(6,788)	(18,971)
Foreign translation difference	(38,992)	42,031	11	10,348	13,398

As of March 31, 2010	114,592	164,880	69,470	782,629	1,131,571

As of April 1, 2010	114,592	164,880	69,470	782,629	1,131,571

Charge for the year	17,282	10,586	12,208	45,422	85,498
Disposals	(113)	(35,517)	(6,719)	(343,017)	(385,366)
Foreign translation difference	108	(1,283)	(840)	2,948	933

As of March 31, 2011	131,869	138,666	74,119	487,982	832,636

Net book value

As of March 31, 2011	23,349	14,410	14,521	56,584	108,864

As of March 31, 2010	35,319	23,196	20,152	118,426	197,093

As of March 31, 2011 and 2010, the net book value of motor vehicle held under finance lease of the Group was £0 and £6,193, respectively.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

17.	GOODWILL

£

Cost

As of March 31, 2011, 2010 and 2009	961,845

Accumulated impairment loss

As of April 1, 2009	269,015
Impairment losses recognized in the year	791,945
Foreign translation difference	(124,945)

As of March 31, 2011 and 2010	936,015

Carrying amount

As of March 31, 2011 and 2010	25,830

Impairment test for cash-generating unit containing goodwill

Goodwill is allocated to the Group’s cash-generating unit (“CGU”) identified according to operating segment as follows:

	2011	2010
	£	£

Security and surveillance	25,830	25,830

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a twelve month period. A discount rate of 15% has been used for the value-in-use calculations.

Key assumptions used for value-in-use calculations:

	2011	2010	2009

Gross margin	25%	30%-40%	15%-38%
Growth rate	13%	11%	15%

Management determined the budgets based on their experience and knowledge in the construction contracts operations. The discount rate used is pre-tax and reflects specific risks relating to the relevant segment.

Based on the impairment test performed, impairment loss of £791,945 and £309,325 is recognized for the years ended March 31, 2010 and 2009, respectively. No impairment loss was made in 2011 fiscal year.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

18.	INVESTMENT IN SUBSIDIARY UNDERTAKINGS

Particulars of the Group’s subsidiary undertakings as of March 31, 2011 are set out below:

Name	Place of incorporation and operations	Issued and fully paid up share capital/ registered capital	Percentage of equity attributable to the Group		Principal activities
			Directly	Indirectly

T-Com Technology Co Limited	Taiwan	NT$80,000,000 Ordinary share	52.25%	-	Supply, design, installation and maintenance of closed circuit television and surveillance systems and the sale of security system related products
Leader Smart Engineering Limited	Hong Kong	HK$10,000 Ordinary shares	100%	-	Investment holding and engineering contractor
Leader Smart Engineering (Shanghai) Limited	The PRC	US$1,000,000 Registered capital	-	100%	Supply, design, installation and maintenance of electrical and mechanical systems, construction decorations and provision of engineering consultancy services

Note:	Leader Smart Engineering (Shanghai) Limited (“LSSH”) is a wholly-foreign owned enterprise established in the PRC to operate for 20 years up to 2025.

19.	INVENTORIES

	2011	2010
	£	£

Raw materials	311,085	388,497
Work in progress	20	5,262
Finished goods	650,719	647,882
	961,824	1,041,641
Less: impairment loss	(60,567)	(75,308)

	901,257	966,333

The Group recognized a recovery of £15,136 (2010: £26,467) from impairment previously recognised on slow-moving inventories, due to subsequent sales during the 2011 fiscal year. The amount reversed has been included in “cost of sales” in the statement of comprehensive income.

20.	CONTRACTS IN PROGRESS

	2011	2010
	£	£

Contract costs incurred plus attributable profits less foreseeable losses	24,789,114	11,384,702
Progress billings to date	(11,122,015)	(10,341,800)

	13,667,099	1,042,902

Represented by:
Amounts due from customers for contracts-in-progress	14,231,427	2,247,009
Less: allowance for doubtful debts	(100,659)	-
Amounts due from customers for contracts-in-progress, net (note 21)	14,130,768	2,247,009
Less: amounts due to customers for contracts-in-progress (note 23)	(463,669)	(1,204,107)

	13,667,099	1,042,902

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

At March 31, 2011, the amount of retention receivables from construction customers recorded within “trade and other receivables” is £24,460 (2010: £85,883).

Within amounts due from customers for contracts-in-progress are receivables totalling £10,836,487 (2010: £Nil), which are secured by the original land use rights certificate and the developing property of the customer in LSSH and expected to be collected within twelve months.

21.	TRADE AND OTHER RECEIVABLES

	2011	2010
	£	£

Trade receivables	2,319,255	2,042,502
Less: allowance for doubtful debts	(1,442,176)	(1,345,523)

Trade receivables, net	877,079	696,979
Bills receivable	-	267,521
Other receivables	556,747	851,195
Deposits and prepayments	92,668	83,941
Amounts due from customers for contract-in-progress, net (note 20)	14,130,768	2,247,009
Pledged bank deposits	237,036	253,696

	15,894,298	4,400,341
Less: non-current portion – amounts due from customers for contract-in-progress	(1,051,382)	-

	14,842,916	4,400,341

All of trade and other receivables are expected to be recovered within one year, other than those separately disclosed.

At March 31, 2011, the Group had pledged bank deposits of £237,036 (2010: £253,696) to banks for performance bonds in respect of construction contracts undertaken by the Group and the Company.

(a)	Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

Movements in the allowance for doubtful debts:

	2011	2010
	£	£

At April 1,	1,345,523	569,057
Impairment loss recognized	176,845	766,906
Foreign translation difference	(80,192)	9,560

At March 31,	1,442,176	1,345,523

Note:
At March 31, 2011, trade receivables of the Group and the Company amounting to £176,845 (2010: £766,906) and £1,314 (2010: £766,906) respectively are individually determined to be impaired and an impairment was provided. These individually impaired receivables were outstanding over one year at the balance sheet date.

(b)	Trade receivables that are not impaired

The following is an ageing analysis of trade receivables at the balance sheet date that were past due but not impaired:

	2011	2010
	£	£

0 to 90 days	586,745	429,672
91 to 365 days	152,321	205,777
Over 365 days	138,013	61,530

	877,079	696,979

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Company does not hold any collateral over these balances.

22.	CASH AND CASH EQUIVALENTS

	2011	2010
	£	£

Cash and bank balances *	1,023,526	884,174

Cash and cash equivalents in the consolidated statement of cash flows	1,023,526	884,174

* At March 31, 2011, the Group maintained £80,688 (2010: £115,201) as restricted cash to secure against the bank facility and bank loans as collaterals (note 25), respectively.

23.	TRADE AND OTHER PAYABLES

	2011	2010
	£	£

Trade payables	2,360,609	371,280
Bills payable	193,168	413,072
Due to a related party (note 30)	39,455	2,642
Accruals and other payables	2,479,261	1,351,052
Amounts due to customers for contracts-in-progress (note 20)	463,669	1,204,107

	5,536,162	3,342,153

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

24.	INCOME TAX IN THE BALANCE SHEET

(a)	Income tax payable in the balance sheet represents:

	2011	2010
	£	£

Hong Kong profits tax	-	(4,384)
PRC income tax	1,122,740	-
Taiwan income tax	52,066	15,116

	1,174,806	10,732

(b)	Unrecognized deferred tax assets

At March 31, 2011, the Company had unused tax losses of £4,411,038 (2010: £5,368,856 and 2009: £5,509,897) that were available for offset against future taxable profits of the Company. No deferred tax assets have been recognised due to the unpredictability of the future profit streams. Such unused tax losses are available to be carried forward at no expiration.

No provision for deferred tax liabilities has been made in the financial statements as the tax effect of temporary differences is immaterial to the Group.

25.	INTEREST-BEARING BORROWINGS

	2011	2010
	£	£
Within one year or on demand
Secured bank loans (note a)	945,554	1,167,936
Loan from shareholder (note b)	3,738,766	3,997,267

	4,684,320	5,165,203

Notes:
(a)	The secured bank loans carried interest at rates ranging from 3.232% to 4% per annum (2010: 3.1% to 3.764% and 2009: 3.73% to 5.11%) and were secured by:-

(i)       Restricted cash (note 22); and
(ii)      Personal guarantee by the Chairman, Mr. Stephen Sin Mo KOO (note 29 (c)).

(b)
A loan of US$5,000,000 was provided on December 31, 2007 by Mayne Management Limited, the ultimate controlling party of the Company, which is the holding company of UniVision Holdings Limited and has a 47.9% equity interest of the Company at March 31, 2011. The loan facility is used exclusively to finance a major construction project in the PRC.  The loan carries interest at the rate of 15% per annum (2010: 15%) and is payable on the maturity date of March 31, 2012. Security over the Group’s interest in a shopping mall contract within the PRC has been provided. (note 29(a)).

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

26.	OBLIGATION UNDER FINANCE LEASE

As of March 31, 2011 and 2010, the Group and the Company had obligation under finance lease repayable as follows:

	Minimum lease payment		Present value of the minimum lease payment
	2011	2010	2011	2010
	£	£	£	£

Within one year	4,529	4,842	3,786	4,048
Between two to five years	1,133	6,052	947	5,060

Total minimum finance lease payments	5,662	10,894	4,733	9,108

Less: future finance charges	929	1,786

Present value of lease obligation	4,733	9,108

27.	SHARE CAPITAL

	2011	2010
	£	£

Authorized :
800,000,000 ordinary shares of HK$0.0625 each	3,669,470	3,669,470

Issued and fully paid:
383,677,323 ordinary shares (2010: 383,677,323 ordinary shares) of HK$0.0625 each	1,697,617	1,697,617

The Company has one class of ordinary shares.

28.	OPERATING LEASE COMMITMENTS

At the balance sheet date, the total future minimum lease payments under non-cancelable operating leases for the office and warehouse premises are payable as follows:

	2011	2010
	£	£

Within one year	98,989	106,470
Between two to five years	28,145	46,262

	127,134	152,732

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

29.	RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of the key management of the Group during the year was as follows:-

	2011	2010	2009
	£	£	£

Salaries, bonus and allowances	291,531	271,248	251,272

The remuneration of key management personnel comprises the remuneration of Executive Directors and key executives.

Executive Directors include the Executive Chairman, the Chief Executive Officer and the Technical Director and the Finance Director of the Company.  The remuneration of the Executive Directors is determined by the Remuneration Committee having regard to the performance of individuals, the overall performance of the Group and market trends. Further information about the Remuneration Committee and the directors’ remuneration is provided in the Remuneration Report and the Report on Corporate Governance to the Registration Statement and note 11 to the consolidated financial statements.

Key executives include the Director of Operations and Director of Sales and Marketing of the Company.  The remuneration of the key executives is determined by the Executive Directors annually having regard to the performance of individuals and market trends.

Biographical information on key management personnel is disclosed in the Directors’ and Senior Management’s Biographies section of the Registration Statement.

Transactions with related parties

(a)
A loan of US$5,000,000 was provided on December 31, 2007 by Mayne Management Limited, the ultimate controlling party of the Company, which is the holding company of UniVision Holdings Limited and has a 47.9% equity interest in the Company at March 31, 2011. Effective from October 1, 2008, the principal amount was revised to US$6,000,000 (including the accrued interest of US$1,000,000) and renewed with maturity date due on March 31, 2012 and charge at interest rate of 15% per annum on the revised principal amount (note 25(b)).

(b)	At March 31, 2011, there is a payable balance of £39,455 (2010: £2,642) due to Mr. Stephen Sin Mo KOO, the director of the Company, which is unsecured, interest-free and repayable on demand (note 23).

(c)
At March 31, 2011, the bank loans amounting to £1,011,767 (2010: £1,004,851) are personally guaranteed by the director of the Company, Mr. Stephen Sin Mo KOO. No charge has been requested for this guarantee (note 25(a)).

Apart from the transactions disclosed above and elsewhere in the financial statements, the Group and the Company had no other material transactions with related parties during the year.

30.	FINANCIAL GUARANTEE

In accordance with those certain supplemental agreements on the Sales and Purchase Contract regarding the Zhongshan shopping mall project dated December 10, 2009, the Group’s wholly-owned subsidiary, LSSH provided a guarantee in respect of secured short-term financing arrangement with a maximum amount of up to £4.4 million (including outstanding principal and accrued interest and charges) at the date of report. Pursuant to the terms of the guarantee, at any time from the date of guarantee, in event of default in repayments, the Group is fully liable to repay the outstanding loan principal, together with penalty charges, accrued interest and related late fees, after netting off the pledged assets. The Group’s guarantee period starts from the date of grant of the financial arrangement and ends when it is fully repaid. At March 31, 2011, the secured short-term loan has become overdue and the financial arrangement is in negotiations for extension, but has not yet reached a final agreement as to repayment of the borrowings.

In connection with the Zhongshan shopping mall project (the “Zhongshan Project”), the Group is secured by 51% of interest in the Zhongshan Project on a recourse basis. At March 31, 2011, the fair market value of the Zhongshan Project amounted to £24 million, based on the appraisal report issued by an independent valuer. The Group has engaged an independent valuer to measure the fair value of such financial guarantee. Up to the date of this report, the Group determines that no provision for financial guarantee is required because the maximum amount of the issued financial guarantee contract in which the guarantee could be demanded, is fully recovered by the fair value of its interest held under the security by the Group in the Zhongshan Project.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

31.	LEGAL PROCEEDINGS

Up to the date of this report, the Group has received several legal claims amounting to approximately £372,000 against its wholly-owned subsidiary from the vendors in China in connection with the transactions previously entered into by the former director of LSSH. The Group plans to file counter-claims to the Court against the former director of LSSH for all costs and compensations in respect of these legal claims. At this point, the Group does not believe that these legal proceedings would have a material impact or result in significant contingencies, therefore no provision for any costs has been made by the Group.

32.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

33.	RECONSOLIDATION AND DECONSOLIDATION OF SUBSIDIARY

During the year ended March 31, 2010, the Group lost control of a wholly-owned subsidiary, LSSH as a result of a legal dispute.

As a result of this dispute, the Group no longer has controlling power to govern the financial and operating policies of LSSH so as to obtain benefit from its activities.  Therefore, management has decided to deconsolidate the assets and liabilities of LSSH at their carrying values at the date when control was lost.  Accordingly, the results of LSSH were excluded from the consolidated financial statements of the Group since April 1, 2009.  The consolidated statement of comprehensive income presented a loss on deconsolidation of a subsidiary amounting to £8,324,208 for the year ended March 31, 2010.

The carrying values of LSSH at April 1, 2009 were as follow:

2010
£

Assets:
Plant and equipment	35,636
Trade and other receivables	11,457,351
Cash and bank balances	4,388

Liabilities:
Trade and other payables	(2,262,610)
Tax payable	(823,772)

Net asset value	8,410,993

Loss on deconsolidation of a subsidiary	(8,324,208)

Translation reserve released upon deconsolidation	(86,785)

-

Analysis of net cash outflow of cash and cash equivalents arising from deconsolidation of a subsidiary:
Cash and bank balances of a deconsolidated subsidiary	4,388

Summarized the below financial statements of LSSH for the years ended March 31, 2011, 2010 and 2009:

Statement of operations for the years ended March 31:	2011	2010	2009
	£	£	£
	(Audited)	(Unaudited)	(Audited)

Revenue	1,198,716	-	2,947,913

Cost of sales	680,261	-	1,909,814

Gross profit	518,455	-	1,038,099

Other income	8	-	425
Administrative expenses	(184,790)	-	(174,350)
Impairment loss recognized on trade and other receivables	(500,374)	-	-

Loss (income) before income tax	(166,701)	-	864,174

Income tax expense	-	-	(215,463)

Loss (income) for the year	(166,701)	-	648,711

Balance sheet at March 31,	2011	2010	2009
	£	£	£
	(Audited)	(Unaudited)	(Audited)
ASSETS
Non-current assets
Plant and equipment	-	36,629	39,642
Trade and other receivables	1,051,382	-	-

Total non-current assets	1,051,382	36,629	39,642

Current assets
Trade and other receivables	10,862,795	11,776,398	12,745,267
Cash and bank balances	388	4,510	4,881
Amount due from immediate holding company	692,895	744,368	805,608

Total current assets	11,556,078	12,525,276	13,555,756

Total assets	12,067,460	12,561,905	13,595,398

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	2,163,369	2,325,615	2,516,949
Amount due to ultimate holding company	6,756,072	6,638,718	7,184,899
Current tax liability	1,122,740	846,711	916,372

Total liabilities	10,042,181	9,811,044	10,618,220

Equity
Share capital	629,271	629,271	629,271
Reserves	1,936,008	2,121,590	2,347,907

Total equity	2,565,279	2,750,861	2,977,178

Total liabilities and equity	12,607,460	12,561,905	13,595,398

The functional currency of these financial statements is Renminbi Yuan (“RMB”) and they have been translated in GBP at a rate of 10.54 using the convenient translation method.

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

At March 31, 2010, the management has decided to deconsolidate the assets and liabilities of LSSH at their carrying values at the date when control was lost.  The investment in LSSH at March 31, 2010 was accounted for under the cost method and fully provided for a full impairment loss.

The consolidated statement of comprehensive income presented a loss on deconsolidation of £8,324,208, which included:

Loss on deconsolidation of a subsidiary, including:
- Full impairment loss on investment cost of US$1,000,000	606,920
- Residual loss on deconsolidation of a subsidiary	7,717,288

Total:	8,324,208

In September 2010, a final verdict on this litigation was issued by the Court in favor of the Group and the Group has regained the control in LSSH and assumed its authorized power to govern the financial and operating policies of LSSH. Accordingly, the results of LSSH have been reconsolidated in the financial statements under IFRS 3 and the Group has fully recognized a gain on reconsolidation of a subsidiary amounting to £8,426,380 in the consolidated statement of comprehensive income.

The purchase price allocation based on the carrying value of the assets acquired and liabilities assumed is as follows:

2011
£

Cash	4,461
Trade and other receivables	11,649,148

Assets acquired	11,653,609

Trade and other payables	(2,300,486)
Current tax liability	(837,562)

Liabilities assumed	(3,138,048)

Net asset value	8,515,561
Foreign translation difference	(89,181)
Less: purchase price	-

Negative goodwill (as gain from reconsolidation)	8,426,380

The reconsolidation is reflected in the pro forma financial statements as an acquisition of LSSH by UVEL, based on the guidance provided by accounting standards under IFRS 3 in Note 34.

34.	PRO FORMA FINANCIAL INFORMATION (Unaudited)

The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2010 and the unaudited pro forma condensed consolidated statement of operations for the years ended March 31, 2011 and 2010 are derived from the historical financial statements of UniVision Engineering Limited (“UVEL”) and have been prepared to give effect to UVEL’s deconsolidation of LSSH on September 16, 2009 and its reconsolidation on September 13, 2010, as more fully described in Note 33 above (the “Event”). The unaudited pro forma condensed consolidated balance sheet is presented as if the Event had occurred as of the balance sheet date. The unaudited pro forma condensed consolidated statement of operations is presented as if the Event had occurred on April 1, 2009, the first day of UVEL’s fiscal 2010.

(1) BASIS OF PRO FORMA PRESENTATION

On September 16, 2009, the shareholder of LSSH, Leader Smart Engineering Limited has approved to dismiss Mr. June Ming Ip (“Mr. Ip”) from the director and legal representative of LSSH and demanded Mr. Ip to return the books and records, all of LSSH’s chops to the shareholder. Since Mr. Ip has taken no responsive action, the Company has been involved in litigation proceedings with Mr. Ip, a former director and legal representative of LSSH, which resulted in the de-consolidation of LSSH from the Company’s consolidated financial statements on the same date.

A final verdict on the litigation was issued in favor of the Company in September 13, 2010 and the Company has successfully obtained all of LSSH’s chops * (representing the Company’s seal), business license and the legal representative’s chop back from Mr. Ip. The legal representative of LSSH was also changed from Mr. Ip to Mr. Stephen Koo (the Executive Chairman of UniVision). Accordingly, LSSH was effectively reconsolidated upon the control was resumed on September 13, 2010.

The unaudited pro forma financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the deconsolidation not been occurred at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the Company. The unaudited pro forma financial statements should be read in conjunction with the respective historical financial statements and notes thereto for the Company that are filed on Form 20-F with the Securities and Exchange Commission and the audited historical financial statements of Univision Engineering Limited.

The following unaudited pro forma condensed consolidated financial information presented below gives effect to deconsolidation of a subsidiary, as if the deconsolidation transaction had not occurred as of the beginning of fiscal 2010. The unaudited pro forma financial information was prepared in accordance with IAS 27, “Consolidated and Separate Financial Statements”.

	Pro forma condensed consolidated balance sheet
	As of March 31, 2010
Expressed in Sterling Pound	The Group	Pro forma adjustment #(A)	Pro forma Consolidated

ASSETS
Non-current assets
Plant and equipment	197,093	37,380	234,473
Goodwill	25,830		25,830
Trade and other receivables	-		-

Total non-current assets	222,923		260,303

Current assets
Inventories	966,333		966,333
Trade and other receivables	4,400,341	12,018,084	16,418,425
Tax recoverable	4,384		4,384
Cash and cash equivalents	884,174	4,603	888,777

Total current assets	6,255,232		18,277,919

Total assets	6,478,155		18,538,222

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	3,342,153	2,373,344	5,715,497
Income tax payable	15,116	864,088	879,204
Interest-bearing borrowings	5,165,203		5,165,203
Obligation under finance lease	4,048		4,048

Total current liabilities	8,526,520		11,763,952

Non-current liability
Obligation under finance lease	5,060		5,060

Total liabilities	8,531,580		11,769,012

Total equity	(2,053,425)	8,822,635	6,769,210

Total liabilities and equity	6,478,155		18,538,222

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

	Pro forma condensed consolidated statement of operations
	Year ended March 31, 2010
	The Group	Pro forma adjustment #(B)	Pro forma Combined
			£

Revenue	6,473,743		6,473,743

Cost of sales	(4,339,985)		(4,339,985)

Gross profit	2,133,758		2,133,758

Other income	143,360		143,360
Selling and distribution expenses	(96,001)		(96,001)
Administrative expenses	(1,695,991)		(1,695,991)
Other operating expenses	-		-
Impairment loss recognized on goodwill	(791,945)		(791,945)
Impairment loss recognized on trade and other receivables	(1,088,223)		(1,088,223)
Loss on deconsolidation of a subsidiary	(8,324,208)	8,324,208	-
Finance costs	(611,657)		(611,657)

Loss before income tax	(10,330,907)		(2,006,699)

Income tax expense	(17,351)		(17,351)

Net loss for the year	(10,348,258)		(2,024,050)

Loss per share
Basic	(2.70p )		(0.53p )
Diluted	(2.70p )		(0.53p )

UNIVISION ENGINEERING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2011, 2010 and 2009

	Pro forma condensed consolidated statement of operations
	Year ended March 31, 2011
	The Group		Pro forma adjustment #(C)	Pro forma Combined
			£	£

Revenue	8,576,363			8,576,363

Cost of sales	(5,209,729)			(5,209,729)

Gross profit	3,366,634			3,366,634

Other income	53,757			53,757
Selling and distribution expenses	(93,651)			(93,651)
Administrative expenses	(2,000,677)			(2,000,677)
Other operating expenses
Impairment loss recognized on goodwill	-			-
Impairment loss recognized on trade and other receivables	(881,891)			(881,891)
Gain on reconsolidation of a subsidiary	8,426,380		(8,426,380)	-
Finance costs	(619,118)			(619,118)

Income/(loss) before income tax	8,251,434			(174,946)

Income tax expense	(20,053)			(20,053)

Net income/(loss) for the year	8,231,381			(194,999)

Earnings/(loss) per share
Basic	2.14	p		(0.06	)p
Diluted	2.14	p		(0.06	)p

#(2) PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements presented reflect the following pro forma adjustments:

(A)	Represents the re-consolidation of LSSH’s assets and liabilities which were excluded from the consolidation during 2010.

(B)	Represents the reversal of loss on deconsolidation of a subsidiary

(C)	Represents the reversal of gain on reconsolidation of a subsidiary

35.	EVENTS AFTER THE REPORTING DATE

On July 8, 2011, the director of the Company, Mr. Stephen Sin Mo KOO (“Stephen Koo”), through Up Sky Investments Limited (“Up Sky”) entered into a share purchase agreement with Mayne Management Limited (“Mayne”) for the purchase of the entire share capital of Univision Holdings Limited (“UHL”) to Up Sky for a cash consideration of HK$4 million (equivalent to approximately £320,233) (the “Share Transaction”). UHL is an investment holding company wholly owned by Mayne prior to the Share Transaction. Up Sky is an investment company wholly owned by Stephen Koo (Executive Chairman of Univision). Stephen Koo and Mayne have also entered into a deed of guarantee whereby Stephen Koo has provided a personal guarantee to Mayne of up to HK$4 million in relation to Up Sky’s obligations under the share purchase agreement.

As part of the arrangements in relation to the Share Transaction, Stephen Koo and Mayne have entered into a deed of guarantee whereby Stephen Koo has provided a personal guarantee to Mayne over up to US$5 million of the outstanding principal and accrued interest under Mayne’s loan facility with UniVision. The term of the loan facility was agreed by both parties to extend to March 31, 2012.

Subsequently, the Company made partial repayments of approximately US$385,000 to the loan due payable to Mayne.

UNIVISION ENGINEERING LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
As of September 30, 2011 and March 31, 2011

	September 30, 2011	March 31, 2011
	£ ’000	£ ’000
ASSETS
Non-current assets
Plant and equipment	119	109
Goodwill	26	26
Trade and other receivables	1,352	1,051

Total non-current assets	1,497	1,186

Current assets
Inventories	1,000	901
Trade and other receivables	16,457	14,843
Cash and bank balances	429	1,024

Total current assets	17,886	16,768

Total assets	19,383	17,954

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	10,035	5,536
Income tax payable	1,232	1,175
Interest-bearing borrowings	1,202	4,684
Obligation under finance lease	3	4

Total current liabilities	12,472	11,399

Non-current liability
Obligation under finance lease	-	1

Total liabilities	12,472	11,400

Capital and reserves
Share capital	1,698	1,698
Reserves	4,937	4,591

Capital deficiency attributable to equity holders of UniVision Engineering Limited	6,635	6,289

Non-controlling interests	276	265

Total capital deficiency	6,911	6,554

Total liabilities and equity	19,383	17,954

UNIVISION ENGINEERING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended September 30, 2011 and 2010

	2011		2010
	£’000		£’000

Revenue	3,699		3,179

Cost of sales	(2,661)		(1,983)

Gross profit	1,038		1,196

Other income	16		7
Selling and distribution expenses	(43)		(45)
Administrative expenses	(751)		(876)
Finance costs	(299)		(320)

Loss before income tax	(39)		(38)

Income tax expense	-		-

Net loss for the period	(39)		(38)

Other comprehensive income:
Exchange differences arising on translation of foreign operations	397		78

Other comprehensive income for the period	397		78

Total comprehensive income for the period	358		40

Net (loss)/income for the period attributable to :
Equity holders of UniVision Engineering Limited	(52)		(47)
Non-controlling interests	13		9

	(39)		(38)

Total comprehensive income/(loss) for the period attributable to:
Equity holders of UniVision Engineering Limited	346		49
Non-controlling interests	12		(9)

	358		40

Loss per share
Basic	(0.01	)p	(0.01	)p
Diluted	N/A		N/A

UNIVISION ENGINEERING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended September 30, 2011 and 2010

	Share capital	Share premium	Retained earnings/ (accumulated losses)	Special capital reserve “A”	Special capital reserve “B”	Translation reserve	Sub-total	Non-controlling interest	Total equity/ (capital deficiency)
	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000	£ ’000

As of April 1, 2010	1,698	2,193	(7,725)	156	143	1,258	(2,277)	224	(2,053))

Net income for the period	-	-	8,192	-	-	-	8,192	39	8,231)

Exchange difference arising on translation of foreign operations	-	-	-	-	-	374	374	1	375

Total comprehensive (loss)/income for the period	-	-	8,192	-	-	374	8,566	40	8,606)

As of March 31, 2011	1,698	2,193	467	156	143	1,632	6,289	264	6,553)

Net (loss)/income for the period	-	-	(52)	-	-	-	(52)	13	(39))

Exchange difference arising on translation of foreign operations	-	-	-	-	-	398	398	(1)	397

Total comprehensive income for the period	-	-	(52)	-	-	398	346	12	358

As of September 30, 2011	1,698	2,193	415	156	143	2,030	6,635	276	(6,911)

UNIVISION ENGINEERING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended September 30, 2011 and 2010

	2011	2010
	£ ’000	£ ’000

Operating activities
Loss before income tax	(39)	(38)

Adjustments for:
Finance costs	299	320
Depreciation	20	20
Loss on disposal of plant and equipment	-	2

Operating cash flows before movements in working capital	280	304
Increase in inventories	(73)	(145)
(Increase)/decrease in trade and other receivables	(1,125)	175
Increase/(decrease) in trade and other payables	39	(300)
Decrease in tax payable	-	(8)

Cash (used in)/generated from operations	(879)	26
Income tax paid – Taiwan	(5)	(2)

Net cash (used in)/generated from operating activities	(884)	24

Investing activities
Purchase of plant and equipment	(31)	(5)

Net cash used in investing activities	(31)	(5)

Financing activities
Interest paid	(25)	(24)
Repayment of obligation under finance lease	(2)	(2)
Repayment of loan from a former shareholder	(164)	-
Proceeds from (repayment of) interest-bearing borrowings	230	(107)

Net cash generated from (used in) financing activities	39	(133)

Net decrease in cash and cash equivalents	(876)	(114)

Cash and cash equivalents at beginning of the period	1,023	884

Effect of foreign exchange rate changes	282	(73)

Cash and cash equivalents at end of the period	429	697